Filed Pursuant to Rule 424(b)(3)
File No. 333-142311

PROSPECTUS

$135,000,000

INVACARE CORPORATION

4.125% CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE 2027 AND
THE COMMON SHARES ISSUABLE UPON CONVERSION OF THE DEBENTURES

We issued $135 million in aggregate principal amount of 4.125% Convertible Senior Subordinated Debentures due 2027 (the “debentures”) in a private placement on February 12, 2007. This prospectus may be used by selling securityholders to resell their debentures as described below. This prospectus also may be used by selling securityholders to resell the common shares issuable upon conversion of the debentures from time to time as described below.

We will pay interest on the debentures on February 1 and August 1 of each year, beginning August 1, 2007, at an annual rate of 4.125%.

The debentures are our unsecured senior subordinated obligations and rank junior in right of payment to all of our other existing and future senior debt and equal in right of payment to all of our existing and future senior subordinated debt. The debentures are guaranteed by substantially all of our existing domestic subsidiaries and will be guaranteed by certain future direct and indirect wholly owned domestic subsidiaries. We do not intend to list the debentures on any national securities exchange. The debentures are eligible for trading in the PORTALsm Market, a subsidiary of The Nasdaq Stock Market, Inc.

The debentures are convertible, at your option, at a conversion rate of 40.3323 shares per $1,000 principal amount of debentures (equivalent to an initial conversion price of approximately $24.79 per share), subject to adjustment as described in this prospectus, at any time before the stated maturity, from and after the date of the following events:

•	during any fiscal quarter after the fiscal quarter ending March 31, 2007, if the last reported sale price of our common shares for at least 20 trading days in the 30 trading-day period ending on the last trading day of the previous fiscal quarter exceeds 130% of the conversion price on that 30th trading day;

•	during the five business days immediately after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the debentures for each day of that period was less than 98% of the product of the closing price of our common shares and the conversion rate of the debentures on each such day;

•	if we have called the debentures for redemption;

•	on or after November 1, 2026; or

•	on the occurrence of the specified corporate transactions described in this prospectus.

Upon conversion, we will have the right to deliver cash, our common shares, or a combination of cash and our common shares. If certain corporate transactions occur on or before February 1, 2017, we will increase the conversion rate by a number of additional common shares, or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the debentures are convertible into shares of the acquiring or surviving company.

Our common shares are traded on the New York Stock Exchange under the symbol “IVC.” The last reported sale price of our common shares on May 25, 2007 was $17.77 per share.

We may not redeem the debentures before February 6, 2012. We may redeem some or all of the debentures for cash on or after February 6, 2012 through and including February 1, 2017 if the last reported sale price of our common shares for at least 20 trading days in a 30 trading-day period exceeds 130% of the then applicable conversion price on such 30th trading day (such 30th trading day being no later than February 1, 2017) at a redemption price equal to 100% of the principal amount of the debentures to be redeemed, plus any accrued and unpaid interest.

We may redeem some or all of the debentures for cash at any time on or after February 1, 2017 at 100% of the principal amount plus any accrued and unpaid interest. You may require us to repurchase for cash all or a portion of your debentures on February 1, 2017 and 2022, or subject to specified conditions upon a fundamental change (as described in this prospectus).

We will not receive any proceeds from the resale by the selling securityholders of the debentures or the common shares. Other than underwriting discounts and commissions and transfer taxes, if any, we will pay all expenses of the registration of the debentures, guarantees and common shares and certain other expenses.

Investing in our securities involves risks. Please read “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 29, 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC. This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, any prospectus supplement and any other document incorporated by reference is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Under no circumstances should the delivery to you of this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “Invacare,” “we,” “us,” and “our” mean Invacare Corporation and all of our subsidiaries that are consolidated under GAAP. In this prospectus, we sometimes refer to the debentures, common shares and guarantees collectively as the “securities.” Our fiscal year ends on December 31 of each year. When we refer to a year, such as 2006, we are referring to the fiscal year ended on December 31 of that year.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, which we refer to as the Securities Act, that registers the sale of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and

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regulations of the SEC allow us to omit some information included in the registration statement from this prospectus. We have agreed to provide certain financial information to investors in the debentures. See “Description of the Debentures — Provision of Financial Statements.”

We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public through the SEC’s website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.invacare.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of current reports on Form 8-K or other applicable SEC rules) rather than filed:

•	our annual report on Form 10-K/A, filed March 7, 2007, for the year ended December 31, 2006;

•	our quarterly report on Form 10-Q, filed May 9, 2007, for the fiscal quarter ended March 31, 2007;

•	our current reports on Form 8-K as filed with the SEC on the following dates: January 24, 2007; February 1, 2007 (under Item 8.01 only); February 6, 2007; February 7, 2007; February 9, 2007; February 13, 2007; March 2, 2007; and May 24, 2007;

•	the description of our common shares contained in our registration statement on Form 8-A filed under the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the offerings hereunder are completed, or after the date of the registration statement of which this prospectus forms a part and prior to effectiveness of the registration statement, will be deemed to be incorporated by reference into this prospectus and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded. Information that accompanies an SEC filing but that is furnished under SEC rules, rather than filed, will not be considered a part of this prospectus and will not supplement, modify or supercede the information contained herein.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address or phone number: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, Ohio 44036-2125; (440) 329-6000.

FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference forward-looking statements. Generally, you can identify these statements because they contain words like “anticipates,” “believes,” “estimates,” “expects,”

“forecasts,” “future,” “intends,” “plans” and similar terms. These statements reflect only our current expectations. Forward- looking statements include statements concerning our plans, objectives, goals, strategies, future events, capital expenditures, future results, our competitive strengths, our business strategy and the trends in our industry.

We cannot guarantee the accuracy of any forward-looking statements, and actual results may differ materially from those we anticipated due to a number of uncertainties, including, among others, the risks we face as described under the “Risk Factors” section and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements. These forward-looking statements are within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are intended to be covered by the safe harbors created thereby. To the extent that these statements are not recitations of historical fact, these statements constitute forward-looking statements that, by definition, involve risks and uncertainties. In any forward-looking statement where we express an expectation or belief as to future results or events, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but is based on underlying assumptions that may not occur and may be beyond our control and there can be no assurance that the future results or events expressed by the statement of expectation or belief will be achieved or accomplished. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements. We can give you no assurance that any of the events or performance measures anticipated by forward-looking statements will occur or be achieved or, if any of them do, what impact they will have on our results of operations and financial condition. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	possible adverse effects of being substantially leveraged, which could impact our ability to raise capital, limit our ability to react to changes in the economy or our industry or expose us to interest rate risks;

•	changes in domestic or foreign government and other third-party payor reimbursement levels and practices and regulations and interpretations of regulations;

•	consolidation of health care customers and our competitors;

•	ineffective cost reduction and restructuring efforts;

•	inability to design, manufacture, distribute and achieve market acceptance of new products with higher functionality and lower costs;

•	extensive government regulation of our products;

•	environmental regulations which hinder our research and development and manufacturing processes;

•	lower cost imports;

•	increased freight costs;

•	failure to comply with regulatory requirements or receive regulatory clearance or approval for our products or operations in the United States or abroad;

•	potential product recalls;

•	increases in uncollectible accounts receivable;

•	further difficulties in implementing our new enterprise resource planning system;

•	legal actions or regulatory proceedings and governmental investigations;

•	product liability claims;

•	inadequate patents or other intellectual property protection;

•	incorrect assumptions concerning demographic trends that impact the market for our products;

•	provisions of our charter documents and our bank credit agreements or other debt instruments that could prevent or delay a change in control;

•	the loss of the services of our key management and personnel;

•	decreased availability or increased costs of raw materials could increase our costs of producing our products;

•	inability to acquire strategic acquisition candidates because of limited financing alternatives;

•	risks inherent in managing and operating businesses in many different foreign jurisdictions;

•	exchange rate fluctuations; and

•	potential impairment charges associated with goodwill, intangibles and/or other assets.

Additional risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from those expressed or implied in our written or oral forward-looking statements may be found under “Risk Factors” contained in this prospectus and in the annual and quarterly reports that we have filed with the SEC and that are incorporated by reference in this prospectus.

These factors and other risk factors disclosed in this prospectus and elsewhere are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.

The forward-looking statements contained in this prospectus are made only as of the date of this prospectus. Except to the extent required by law, we do not undertake, and specifically decline any obligation, to update any forward-looking statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments or otherwise.

PROSPECTUS SUMMARY

The following summary highlights certain information contained in or incorporated by reference in this prospectus. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and the financial statements and the notes included or incorporated by reference in this prospectus. You should carefully read this entire prospectus and should consider, among other things, the matters described in the “Risk Factors” section before deciding to invest in the debentures or the common shares issuable upon conversion of the debentures.

The Company

We are the world’s leading manufacturer and distributor in the $8.0 billion worldwide market for medical equipment used in the home based upon our distribution channels, breadth of product lines and net sales. We design, manufacture and distribute an extensive line of health care products for the non-acute care environment, including the home health care, retail and extended care markets. We continuously revise and expand our product lines to meet changing market demands and currently offer numerous product lines. We sell our products principally to over 25,000 home health care and medical equipment providers, distributors and government locations in the United States, Australia, Canada, Europe, New Zealand and Asia. Our products are sold through our worldwide distribution network by our sales force, telesales associates and various organizations of independent manufacturers’ representatives and distributors. We also distribute medical equipment and disposable medical supplies manufactured by others.

We are committed to design, manufacture and deliver the best value in medical products, which promote recovery and active lifestyles for people requiring home and other non-acute health care. We pursue this vision by:

•	designing and developing innovative and technologically superior products;

•	ensuring continued focus on our primary market — the non-acute health care market;

•	marketing our broad range of products;

•	providing the industry’s most professional and cost-effective sales, customer service and distribution organization;

•	supplying superior and innovative provider support and aggressive product line extensions;

•	building a strong referral base among health care professionals;

•	building brand preference with consumers;

•	continuously advancing and recruiting top management candidates;

•	empowering all employees;

•	providing a performance-based reward environment; and

•	continually striving for total quality throughout the organization.

When Invacare was acquired in December 1979 by a group of investors, including some of our current officers and Directors, we had $19.5 million in net sales and a limited product line of standard wheelchairs and patient aids. In 2006, Invacare reached approximately $1.5 billion in net sales, representing a 17% compound average sales growth rate since 1979, and currently is the leading company in each of the following major, non-acute, medical equipment categories: power and manual wheelchairs, home care bed systems and home oxygen systems.

The Recapitalization

On February 12, 2007, we completed certain refinancing transactions which are further described below and which we refer to collectively as the “Recapitalization.”

On February 12, 2007, we entered into a Credit Agreement which provides for a $400 million senior secured credit facility consisting of a $250 million term loan facility and a $150 million revolving credit facility. Our obligations under the Credit Agreement are secured by substantially all of the Company’s assets, subject to certain exceptions, and are guaranteed by our material domestic subsidiaries, with certain obligations also guaranteed by our material foreign subsidiaries. The Credit Agreement contains a number of customary restrictive covenants, affirmative covenants and events of default, and financial covenants that require the Company to maintain a maximum leverage ratio, a minimum interest coverage ratio, and a minimum fixed charge coverage ratio.

We also consummated the issuance and sale of the debentures on February 12, 2007. The net proceeds to the Company from the offering, after deducting the initial debenture purchasers’ discount and the estimated offering expenses payable by us, were approximately $132.3 million. The debentures are governed by an Indenture, dated February 12, 2007, by and among the Guarantors named therein and Wells Fargo Bank, N.A. (the “trustee”), and us. The debentures are unsecured senior subordinated obligations of the Company guaranteed by substantially all of our domestic subsidiaries and pay interest at 4.125% per annum on each February 1 and August 1.

We also consummated the issuance and sale of $175 million aggregate principal amount of our 9 3/4% Senior Notes due 2015 (the “senior notes”) on February 12, 2007. Our net proceeds from the offering, after deducting the initial note purchasers’ discount and the estimated offering expenses payable by us, were approximately $167 million. The senior notes are governed by an Indenture, dated February 12, 2007, by and among the Guarantors named therein, the trustee and us. The senior notes are unsecured senior obligations of the Company, guaranteed by substantially all of our domestic subsidiaries. See “Description of Other Indebtedness.”

We used the net proceeds from the offerings of the senior notes and the debentures, together with our initial borrowings under the Credit Agreement to repay outstanding indebtedness under our previously existing revolving credit facility, our accounts receivable securitization, our 6.71% senior notes due 2008, 3.97% senior notes due 2007, 4.74% senior notes due 2009, 5.05% senior notes due 2010 and 6.17% senior notes due 2016 and our related expenses and repayment costs aggregating $570 million, and we refer to these related transactions collectively as the “Recapitalization.”

Recent Developments

We recently became aware of a potential embezzlement at one of our foreign facilities, which is being investigated by the local authorities. The embezzlement is believed to have occurred from January 2005 through March 2007. Our internal audit function is currently performing both an internal audit and a forensic audit into this situation. We carry insurance on employee dishonesty in the amount of $5 million and believe we will recover the entire amount of that policy after completion of the necessary paperwork. We do not believe the impact of the embezzlement and the related insurance proceeds will have a significant impact on our financial results, operations or plans and believe that the appropriate internal controls were in place but were circumvented by collusion.

Our principal executive offices are located at One Invacare Way, Elyria, Ohio 44036, and our telephone number at that address is (440) 329-6000. Our website address is http://www.invacare.com. The information on our website is not part of this prospectus.

The Debentures

The following summary contains only basic information about the debentures and is not a complete description of the debentures. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the debentures, see the section entitled “Description of the Debentures” in this prospectus.

Issuer	Invacare Corporation

Securities Offered	$135,000,000 aggregate principal amount of 4.125% Convertible Senior Subordinated Debentures due 2027 and the common shares issuable upon conversion of the debentures.

Maturity Date	February 1, 2027, unless earlier redeemed, repurchased or converted.

Interest and Additional Interest	We will pay interest on the debentures on February 1 and August 1 of each year, beginning August 1, 2007, at an annual rate of 4.125%. Additional interest is payable if we fail to comply with certain obligations set forth under “Description of the Debentures — Registration Rights.” Interest will be computed on the basis of a 360-day year comprising twelve 30-day months.

Guarantees	The debentures are guaranteed on an unsecured senior subordinated basis by all of our existing domestic subsidiaries (other than our captive insurance subsidiary and any receivables subsidiaries) and certain future direct and indirect wholly owned domestic subsidiaries. The guarantees can be released under certain circumstances.

Ranking	The debentures are our unsecured senior subordinated obligations. Accordingly, they:

• are subordinated in right of payment to all of our existing and future senior debt, including our senior secured credit facilities and our 9 3/4% senior notes due 2015;

• rank equally in right of payment to our existing and future senior subordinated indebtedness;

• rank senior to any of our existing and future subordinated debt; and

• are structurally subordinated to any existing and future debt or other liabilities of our subsidiaries that do not guarantee the debentures, including obligations of our foreign subsidiaries.

Similarly, the guarantees are unsecured senior subordinated obligations of the guarantors and:

• are subordinated in right of payment to all of the applicable guarantors’ existing and future senior debt, including the guarantees of our senior secured credit facilities and our 9 3/4% senior notes due 2015;

• rank equally in right of payment to the applicable guarantors’ existing and future senior subordinated indebtedness;

• rank senior to any of the applicable guarantors’ existing and future subordinated debt; and

• are structurally subordinated to any existing and future debt or other liabilities of the guarantors’ subsidiaries that do not guarantee the debentures.

As of March 31, 2007, we had $291.9 million of senior secured debt, including $175 million of our 9 3/4% senior notes due 2015, to which the debentures were subordinated. In addition, we had $3.3 million of letters of credit under our senior secured credit facilities. As of that date, we also had $119.3 million of availability for additional borrowings under our revolving credit facility, subject to borrowing base availability. Certain of our foreign subsidiaries are able to borrow up to $150 million of our senior secured credit facilities. See “Description of Other Indebtedness.”

Conversion Rights	You may convert your debentures at any time before the stated maturity from and after the date of the following events:

• during any fiscal quarter after the fiscal quarter ending March 31, 2007, if the last reported sale price of our common shares for at least 20 trading days in the 30 trading-day period ending on the last trading day of the previous fiscal quarter exceeds 130% of the conversion price on that 30th trading day;

• during the five business days immediately following any five consecutive trading-day period in which the trading price (as defined under “Description of the Debentures — Conversion upon Satisfaction of Trading Price Condition”) per $1,000 principal amount of the debentures for each day of that period was less than 98% of the product of the closing price of our common shares and the conversion rate of the debentures on each such day;

• if we have called the debentures for redemption;

• on or after November 1, 2026; or

• on the occurrence of the specified corporate transactions, described under “Description of the Debentures — Conversion Rights — Conversion upon Specified Corporate Transactions.”

Each debenture will be convertible at a conversion rate equal to 40.3323 shares per debenture. This represents an initial conversion price of approximately $24.79 per common share. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest (or additional interest, if any). On conversion, you will generally not receive any cash payment representing accrued interest (or additional interest, if any). Instead, accrued interest and additional interest will be deemed paid by cash and our common shares, if any, received by you on conversion. Debentures called for redemption may be surrendered for conversion until the close of business on the second business day before the redemption date.

Upon conversion, we will have the right to deliver, in lieu of our common shares, cash or a combination of cash and our common shares.

If you elect to convert your debentures in connection with a fundamental change as described under “Description of the Debentures — Conversion Rights — Conversion upon Specified Corporate Transactions” that occurs on or prior to February 1, 2017, and 10% or more of the consideration for our common shares consists of consideration other than common shares that are traded or scheduled to be traded on a U.S. national securities exchange or the New York Stock Exchange, we will increase the conversion rate by a number of additional common shares as described under “Description of the Debentures — Conversion Rights — Conversion Rate Adjustments — Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the debentures are convertible into shares of the acquiring or surviving company.

Payment at Maturity	Each holder of $1,000 principal amount of the debentures shall be entitled to receive $1,000 at maturity, plus accrued interest (including additional interest, if any).

Optional Redemption	We may not redeem the debentures before February 6, 2012. We may redeem some or all of the debentures for cash on or after February 6, 2012 through and including February 1, 2017 if the last reported sale price of our common shares for at least 20 trading days in a 30 trading-day period exceeds 130% of the then applicable conversion price on such 30th trading day (such 30th trading day being no later than February 1, 2017) at a redemption price equal to 100% of the principal amount of the debentures to be redeemed, plus any accrued or unpaid interest (including additional interest, if any), to the redemption date.

We may redeem some or all of the debentures for cash on or after February 1, 2017, on at least 30 days’ but not more than 60 days’ notice by mail to holders of debentures at a redemption price equal to 100% of the principal amount of the debentures to be redeemed, plus any accrued and unpaid interest (including additional interest, if any), to the redemption date.

Repurchase Right of Holders	You may require us to repurchase for cash all or a portion of your debentures on February 1, 2017 and 2022 at a purchase price equal to 100% of the principal amount of the debentures to be repurchased, plus accrued and unpaid interest (including additional interest, if any), up to but excluding the repurchase date.

Fundamental Change Put	On a fundamental change (as defined under “Description of the Debentures — Repurchase of Debentures by Invacare at Option of Holder upon a Fundamental Change”), you may require us, subject to certain conditions, to repurchase for cash all or a portion of your debentures at a purchase price equal to 100% of the principal amount of the debentures to be repurchased, plus accrued and unpaid interest (including additional interest, if any), to the repurchase date.

Events of Default	If there is an event of default under the debentures, the principal amount of the debentures, plus accrued and unpaid interest (including additional interest, if any), may be declared due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs.

Use of Proceeds	We will not receive any proceeds from the sale by selling securityholders of the securities. See “Use of Proceeds.”

Form, Denomination and Registration	The debentures were issued in fully registered form. The debentures were in denominations of $1,000 principal amount and integral multiples thereof. The debentures are represented by one or more global debentures, deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global debentures are shown on, and any transfers are effected only through, records maintained by DTC and its participants. See “Description of the Debentures — Form, Denomination, Exchange, Registration and Transfer.”

Registration Rights	We prepared this prospectus in connection with our obligations under a registration rights agreement pursuant to which we agreed to file a shelf registration statement, of which this prospectus is a part, with the SEC covering the resale of the debentures and common shares issuable upon conversion of the debentures. We also agreed to use our commercially reasonable efforts to keep the shelf registration statement effective until the earliest of the date on which the debentures or common shares issued upon conversion:

• have been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement;

• are transferred in compliance with Rule 144 under the Securities Act or transferable pursuant to paragraph (k) of Rule 144 under the Securities Act;

• cease to be outstanding (whether as a result of redemption, repurchase and cancellation, conversion or otherwise); or

• have otherwise been transferred and new debentures or common shares not subject to transfer restrictions under the Securities Act have been delivered by or on behalf of us in accordance with the indenture governing the debentures.

We will be required to pay you additional interest on the debentures if we fail to keep the shelf registration statement effective during the time periods specified above. See “Description of the Debentures — Registration Rights.”

Trading	The debentures are not listed on any securities exchange or included in any automated quotation system. Although the debentures initially issued in the private placement are eligible for trading in the PORTALsmMarket, debentures sold using this prospectus will no longer be eligible for trading on the PORTALsm Market. Our common shares are traded on the New York Stock Exchange under the symbol “IVC.”

You should carefully consider all of the information included or incorporated by reference in this prospectus, including the discussion in the section entitled “Risk Factors,” for an explanation of certain risks of investing in the debentures.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to fixed charges on a consolidated basis for the periods shown. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, included or incorporated by reference into this prospectus. It should be noted that the Recapitalization did not occur until February 12, 2007.

							Three Months
	Years Ended December 31,						Ended
	2002	2003	2004	2005	2006		March 31, 2007

Ratio of earnings to fixed charges	8.0	11.0	8.1	3.5	N/A	(1)	N/A	(1)

(1)	For the year ended December 31, 2006 and the three months ended March 31, 2007, earnings were insufficient to cover fixed charges by $309.5 million and $15.1 million, respectively.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before purchasing any debentures. The risks described below are not the only risks facing us and your investment in the debentures. Additional risks and uncertainties also may materially and adversely affect our business, financial condition, cash flows or results of operations. The following risks could materially and adversely affect our business, financial condition, cash flows or results of operations. In such a case, you may lose all or part of your original investment.

Risks Relating to the Debentures

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the debentures.

We are highly leveraged. As of March 31, 2007, our total indebtedness was $601.9 million. We also had an additional $119.3 million available for borrowing under our senior secured credit facilities, without consideration to covenant restrictions.

Our high degree of leverage could have important consequences for you, including:

•	making it more difficult for us to make payments on the debentures and our other debt;

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates as some of our borrowings, including borrowings under our senior secured credit facilities, will be at variable rates of interest;

•	limiting our ability to make strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to some of our competitors who may be less highly leveraged.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our senior secured credit facilities and the indenture governing our 9 3/4% senior notes due 2015. These debentures do not restrict our ability to incur future indebtedness.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our senior secured credit facilities and the indentures governing our 9 3/4% senior notes due 2015 and the debentures contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and certain of our subsidiaries’ ability to, among other things:

•	incur additional indebtedness or other contingent obligations;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make investments;

•	sell assets;

•	create liens on assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	engage in transactions with affiliates;

•	enter into sale and leaseback transactions;

•	designate our subsidiaries as unrestricted subsidiaries;

•	amend, modify or terminate our material contracts;

•	permit operations of foreign subsidiaries that are not obligors under our senior secured credit facilities to exceed a specified percentage of total operations;

•	engage in any new material line of business;

•	enter into contractual obligations limiting our ability to make intercompany loans, investments and other transfers or to provide subsidiary guarantees of and collateral to secure our obligations under our senior secured credit facilities or requiring a negative pledge on our assets;

•	amend our organizational documents or make changes to our accounting policies; and

•	prepay, redeem, purchase or otherwise satisfy other debt.

In addition, under our senior secured credit facilities, we are required to satisfy and maintain specified financial ratios and other financial condition tests. These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to conduct and expand our business and pursue our business strategies. Our ability to meet these financial ratios and financial condition tests can be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will meet these ratios and tests in the future or at all.

A breach of any of these covenants could result in a default under our senior secured credit facilities and our 9 3/4% senior notes due 2015. Upon the occurrence of an event of default under our senior secured credit facilities, the lenders could elect to declare all amounts outstanding under our senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our senior secured credit facilities could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under our senior secured credit facilities. If the lenders under our senior secured credit facilities accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay the amounts borrowed under our senior secured credit facilities, as well as our unsecured indebtedness, including the debentures.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the debentures.

Any default under the agreements governing our indebtedness, including a default under our senior secured credit facilities, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the debentures and could substantially decrease the market value of the debentures. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our senior secured credit facilities and the indenture governing our 9 3/4% senior notes due 2015), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior secured credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior secured credit agreement, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Your right to receive payments on the debentures is effectively subordinate to those lenders who have a security interest in our assets.

Our obligations under the debentures and our guarantors’ obligations under their guarantees of the debentures are unsecured, but our obligations under our senior secured credit facilities and each guarantor’s obligations under its guarantee of the senior secured credit facilities are secured by a security interest in substantially all of our domestic and certain of our international tangible and intangible assets and all of our promissory notes and the capital stock of substantially all of our existing and future domestic and international subsidiaries. If we are declared bankrupt or insolvent, or if we default under our senior secured credit facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets described above to the exclusion of holders of the debentures, even if an event of default exists under the indenture governing the debentures offered hereby at such time. Furthermore, if the lenders foreclose on the pledged assets and sell the pledged equity interests in any guarantor under the debentures, then that guarantor will be released from its guarantee of the debentures automatically and immediately upon such sale. In any such event, because the debentures will not be secured by any of our assets or the equity interests in the guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness — Senior Secured Credit Facilities.” In addition, all payments on the debentures will be blocked in the event of a payment default on our designated senior debt and may be blocked, up to 179 of 365 consecutive days in the event of certain non-payment defaults on our designated senior debt.

As of March 31, 2007, we had $291.9 million of senior secured indebtedness, and we had $119.3 million of availability for additional borrowings under our revolving credit facility, without consideration to covenant restrictions.

The rights of holders of the debentures to receive payments on the debentures and the guarantees thereof are junior to the rights of the lenders under our senior secured credit facilities, the holders of our 9 3/4% senior notes due 2015 and to holders of all of our and the guarantors’ other existing and future senior unsubordinated indebtedness.

The debentures and the guarantees thereof are contractually subordinated to all of our and our guarantors’ existing senior indebtedness and rank junior in right of payment to all of our and the guarantors’ existing senior indebtedness, including borrowings under our senior secured credit facilities and our 9 3/4% senior notes due 2015, except for any future indebtedness that expressly provides that it ranks equal or junior in right of payment to the debentures and the guarantees thereof. Because of the subordination provisions in the debentures and the guarantees thereof, in the event of a bankruptcy, liquidation, reorganization and similar proceeding relating to us or a guarantor, our or such guarantors’ assets will not be available to pay obligations under the debentures of the guarantees thereof until we have or such guarantor has made all payments in cash on our or such guarantor’s senior indebtedness. Sufficient assets may not remain after all these payments are made. In addition, all payments on the debentures will be blocked in the event of a payment default on our designated senior debt and may be blocked, up to 179 of 365 consecutive days, in the event of certain non-payment defaults on our designated senior debt. See “Description of the Debentures — Subordination.”

The assets of any of our non-guarantor subsidiaries may not be available to make payments on the debentures.

The guarantors of the debentures include substantially all of our existing domestic subsidiaries, other than our captive insurance subsidiary, any receivables subsidiary and certain future direct and indirect wholly owned domestic subsidiaries. Our foreign subsidiaries do not guarantee the debentures. Payments on the debentures are required to be made only by us and the subsidiary guarantors. As a result, no payments are required to be made from assets of subsidiaries that do not guarantee the debentures, unless those assets are transferred by dividend or otherwise to us or a subsidiary guarantor. In the event that any non-guarantor subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its debt and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to

us. Consequently, your claims in respect of the debentures will be effectively subordinated to all of the liabilities of any of our non-guarantor subsidiaries, including trade payables. In addition, the foreign subsidiaries are able to borrow under our senior secured credit facilities. Our non-guarantor subsidiaries generated approximately 41% of our consolidated revenue for 2006 and are more profitable than our guarantor subsidiaries.

To service our debt, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, or repay or refinance, our debt, including the debentures, and to fund planned capital expenditures, will depend largely upon our future operating performance. Our future operating performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our senior secured credit facilities and our other debt agreements, including the indenture governing our 9 3/4% senior notes due 2015, and other agreements we may enter into in the future. Specifically, we will need to maintain specified financial ratios and satisfy financial condition tests. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facilities or from other sources in an amount sufficient to enable us to pay our debt, including the debentures, or to fund our other liquidity needs.

We may be unable to repurchase the debentures for cash when required by the holders, including following a fundamental change, or to pay the cash portion of the conversion value upon conversion of any debentures by the holders.

Holders of the debentures have the right to require us to repurchase the debentures for cash on February 1, 2017 and 2022 or upon the occurrence of a fundamental change prior to maturity as described under “Description of the Debentures — Repurchase of Debentures by Invacare at Option of Holder” and “— Repurchase of Debentures by Invacare at Option of Holder upon a Fundamental Change.” In addition, upon conversion of the debentures, we will have the right to pay the conversion price in cash, stock or a combination thereof. We may not have sufficient funds to make the required payments in cash at such time or the ability to arrange necessary financing on acceptable terms. We may also be prohibited from making cash payments under the terms of our then existing credit agreements. Our senior secured credit facilities and the indenture governing our 9 3/4% the senior notes due 2015 restrict our ability to repurchase the debentures in cash and to pay the cash portion of the conversion value upon conversion of any debentures. If we fail to repurchase the debentures or pay cash upon conversion if required by the indenture, it would constitute an event of default under the indenture governing the debentures, which, in turn, would constitute an event of default under our senior secured credit facilities and our 9 3/4% senior notes due 2015. Our senior secured credit facilities also provide that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder and the indenture governing our 9 3/4% senior notes due 2015 requires us to repurchase all outstanding senior notes at specified prices upon the occurrence of specified kinds of change of control events. Any of our future debt agreements may contain similar provisions.

The make whole amount payable on debentures converted in connection with certain fundamental changes may not adequately compensate you for the lost option time value of your debentures as a result of such transaction.

If certain transactions that constitute a fundamental change occur on or prior to February 1, 2017, under certain circumstances, we will increase, for the time period described herein, the conversion rate by a number of additional shares for any conversions of debentures in connection with such transaction. The number of additional shares will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common shares in the transaction constituting a fundamental change, as described below under “Description of the Debentures — Conversion Rights — Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control.” Although the number of additional shares is designed to compensate you for the lost option time value of your debentures as a result of such transaction, the make whole amount is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if such transaction occurs after February 1, 2017, or if the price of our common shares on the conversion date is less than $20.24 or greater than $100.00, the conversion rate will not be increased.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the debentures.

Upon the occurrence of a fundamental change, you have the right to convert your debentures or require us to offer to repurchase the debentures. However, the fundamental change provisions will not afford protection to holders of debentures in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us would not constitute a fundamental change requiring us to repurchase the debentures or enabling you to convert your debentures. See “Description of the Debentures — Repurchase of Debentures by Invacare at Option of Holder upon Fundamental Change” for the definition of a “fundamental change.” In the event of any such transaction, the holders would not have the right to convert their debentures or require us to repurchase their debentures, even though each of these transactions could increase the amount of our debt, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of debentures.

The conditional conversion feature of the debentures could result in your receiving less than the value of the common shares into which a debenture is convertible.

The debentures are convertible into our common shares only if specified conditions are met. If these conditions are not met, you will not be able to convert your debentures, and you may not be able to receive the value of the common shares into which the debentures would otherwise be convertible.

The debentures do not restrict our ability to take certain actions that could negatively impact holders of the debentures

We are not restricted under the terms of the debentures from incurring additional debt, including secured debt. In addition, the limited covenants applicable to the debentures do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the debentures could have the effect of diminishing our ability to make payments on the debentures when due. Certain of our other debt instruments, including our senior secured credit facilities and the indenture governing our 9 3/4% senior notes due 2015, may, however, restrict these and other actions.

The price of our common shares, and therefore of the debentures, may fluctuate significantly, and this may make it difficult for you to resell the debentures or common shares issuable upon conversion of the debentures when you want or at prices you find attractive.

The price of our common shares on the New York Stock Exchange constantly changes. We expect that the market price of our common shares will continue to fluctuate. In addition, because the debentures are convertible into our common shares, volatility or depressed prices for our common shares could have a similar effect on the trading price of the debentures.

Our share price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors, among others, include:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities;

•	changes in general conditions in our industry and in the economy, the financial markets and the domestic or international political situation;

•	developments or disputes (including lawsuits) concerning proprietary rights;

•	departures of key personnel; and

•	regulatory considerations.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect our share price, regardless of our operating results.

Future sales of our common shares in the public market or the issuance of securities senior to our common shares could adversely affect the trading price of our common shares and the value of the debentures and our ability to raise funds in new share offerings.

Future sales of substantial amounts of our common shares or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common shares and the value of the debentures and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of common shares or the availability of common shares for future sale, will have on the trading price of our common shares or the value of the debentures.

If you hold debentures, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares.

If you hold debentures, you will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares), but you will be subject to all changes affecting our common shares. You will have rights with respect to our common shares only if you convert your debentures, which you are permitted to do only in limited circumstances described herein. For example, in the event that an amendment is proposed to our amended and restated articles of incorporation or code of regulations requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of our common shares to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common shares.

The conversion rate of the debentures may not be adjusted for all dilutive events, including third-party tender or exchange offers that may adversely affect the trading price of the debentures or the common shares issuable upon conversion of the debentures.

The conversion rate of the debentures is subject to adjustment upon certain events, including the issuance of stock dividends on our common shares, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, debt or assets, cash dividends (other than regular quarterly cash dividends not in excess of $0.0125 per share of our common shares) and tender or exchange offers by us or one of our subsidiaries as described under “Description of the Debentures — Conversion Rights — Conversion Rate Adjustments.” The conversion rate will not be adjusted for certain other events, such as our regular quarterly cash dividends not in excess of $0.0125 per share of our common shares and third-party tender or exchange offers, that may adversely affect the trading price of the debentures or the common shares issuable upon conversion of the debentures.

Conversion of the debentures will dilute the ownership interest of existing shareholders, including holders who had previously converted their debentures.

To the extent we issue common shares upon conversion of the debentures, the conversion of some or all of the debentures will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could depress the price of our common shares.

You should consider the U.S. federal income tax consequences of owning the debentures.

The U.S. federal income tax treatment of the conversion of the debentures into a combination of our common shares and cash is uncertain. You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences resulting from the conversion of the debentures into a combination of cash and common shares. A discussion of the U.S. federal income tax consequences of ownership of the debentures is contained in this prospectus under the heading “Certain U.S. Federal Income Tax Considerations.”

If we pay certain cash distributions on our common shares, you may be deemed to have received a taxable dividend without the receipt of any cash.

If we pay cash distributions on our common shares (excluding certain quarterly cash dividends on our common shares), an adjustment to the conversion rate may result, and you may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. If you are a Non-U.S. Holder (as defined in “Certain U.S. Federal Income Tax Considerations”), any deemed dividend generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Certain U.S. Federal Income Tax Considerations.”

Federal and state statutes allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the guarantees and require debenture holders to return payments received from the guarantors.

Certain of our existing and future domestic subsidiaries guarantee our obligations under the debentures. The issuance of the guarantees by the guarantors may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, our unpaid creditors or the unpaid creditors of a guarantor. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce a guarantor’s guarantee, or subordinate such guarantee to such guarantor’s existing and future indebtedness. This may be more relevant in our circumstances due to our recent financial performance. While the relevant laws may vary from state to state, a court might do so if it found that when a guarantor entered into its guarantee or, in some states, when payments became due under such guarantee, such guarantor received less than reasonably equivalent value or fair consideration and either:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which such guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that such guarantor would incur, debts beyond such guarantor’s ability to pay such debts as they mature.

The court might also void a guarantee, without regard to the above factors, if the court found that a guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors. In addition, any payment by a guarantor pursuant to its guarantee could be voided and required to be returned to that guarantor or to a fund for the benefit of that guarantor’s creditors. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if that guarantor did not substantially benefit directly or indirectly from the issuance of the debentures. If a court were to void a guarantee, you would no longer have a claim against that guarantor. Sufficient funds to repay the debentures may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from any guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of that guarantor’s debts, including contingent liabilities, was greater than the fair saleable value of such guarantor’s assets; or

•	if the present fair saleable value of that guarantor’s assets were less than the amount that would be required to pay such guarantor’s probable liability on such guarantor’s existing debts, including contingent liabilities, as they become absolute and mature; or

•	that guarantor could not pay its guarantor’s debts as they become due.

To the extent a court voids any of the guarantees as fraudulent transfers or holds any of the guarantees unenforceable for any other reason, holders of debentures would cease to have any direct claim against the applicable guarantor. If a court were to take this action, a guarantor’s assets would be applied first to satisfy that guarantor’s liabilities, if any, before any portion of its assets could be applied to the payment of the debentures.

Each guarantee contains a provision intended to limit a guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce the guarantor’s obligation to an amount that effectively makes the guarantee worthless. The indenture governing the debentures offered hereby permits us and the guarantors of the debentures to incur substantial additional indebtedness in the future, including senior secured indebtedness.

Your ability to transfer the debentures may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the debentures.

Prior to the private placement there was no established public market for the debentures. The initial purchasers of the debentures advised us that they intended to make a market in the debentures, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in any of the debentures, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you that an active market for any of the debentures will develop or, if a market does develop, that it will continue. Historically, the market for non investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities that are similar to the debentures. We cannot assure you that the market, if any, for any of the debentures will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your debentures. In addition, subsequent to their initial issuance, the debentures may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar debentures, our performance and other factors. The debentures initially issued in the private placement are eligible for trading on the PORTALsm Market; however, the debentures are not listed on any securities exchange and the debentures sold using this prospectus will no longer be eligible for trading in the PORTALsm Market.

Risks Relating to Our Business

Changes in government and other third-party payor reimbursement levels and practices have negatively impacted and could continue to negatively impact our revenues and profitability.

Our products are sold through a network of medical equipment and home health care providers, extended care facilities, hospital and HMO-based stores, and other providers. Many of these providers, who are our customers, are reimbursed for the Invacare products and services provided to their customers and patients by third-party payors, such as government programs, including Medicare and Medicaid, private insurance plans and managed care programs. Many of these programs set maximum reimbursement levels for certain of the products sold by us in the United States. If third-party payors deny coverage, make the reimbursement process or documentation requirements more uncertain or further reduce their current levels of reimbursement (i.e., beyond the reductions described below), or if our costs of production increase faster than increases in reimbursement levels, we may be unable to sell the affected product(s) through our distribution channels on a profitable basis.

Reduced government reimbursement levels and changes in reimbursement policies have in the past added, and could continue to add, significant pressure to our revenues and profitability. In early 2006, The Centers for Medicare and Medicaid Services, or “CMS,” announced a series of changes to the eligibility, documentation, codes, and payment rules relating to power wheelchairs that impact the predictability of reimbursement of expenses for and access to power wheelchairs. The implementation of these changes will not be completed until early in 2007, after which the effect of these changes on our business will become more apparent. However, these changes may be significant. Effective November 15, 2006, the CMS reduced the maximum reimbursement amount for power wheelchairs under Medicare by up to 28%. The reduced reimbursement levels may cause consumers to choose less expensive versions of our power wheelchairs. Additionally, the Deficit Reduction Act of 2005 includes payment cuts for home oxygen equipment that will take effect in 2009 and reductions for certain durable home medical equipment spending that will take effect in 2007.

Largely as a consequence of the announced reimbursement reductions and the uncertainty created thereby, our North American net sales were lower in 2006 as compared to 2005 as were Asia/Pacific sales as the U.S. reimbursement uncertainty in the power wheelchair market resulted in decreased sales of microprocessor controllers by the company’s Dynamic Controls subsidiary. Sales of our respiratory products were particularly affected by the changes. Small and independent provider sales declined as these dealers slowed their purchases of our HomeFilltm oxygen system product line, in part, until they had a clearer view of future oxygen reimbursement levels. Furthermore, a study issued by the Office of Inspector General or “OIG,” in September 2006 suggested that $3.2 billion in savings could be achieved over five years by reducing the reimbursed rental period from three years (the reimbursement period under current law) to 13 months. The uncertainty created by these announcements continues to negatively impact the home oxygen equipment market, particularly for those providers considering changing to the HomeFilltm oxygen system.

Similar trends and concerns are occurring in state Medicaid programs. These recent changes to reimbursement policies, and any additional unfavorable reimbursement policies or budgetary cuts that may be adopted, could adversely affect the demand for our products by customers who depend on reimbursement by the government-funded programs. The percentage of our overall sales that is dependent on Medicare or other insurance programs may increase as the portion of the U.S. population over age 65 continues to grow, making us more vulnerable to reimbursement level reductions by these organizations. Reduced government reimbursement levels also could result in reduced private payor reimbursement levels because some third-party payors may index their reimbursement schedules to Medicare fee schedules. Reductions in reimbursement levels also may affect the profitability of our customers and ultimately force some customers without strong financial resources to go out of business. The reductions announced recently may be so dramatic that some of our customers may not be able to adapt quickly enough to survive. We are the industry’s largest creditor and an increase in bankruptcies in our customer base could have an adverse effect on our financial results.

Medicare will institute a new competitive bidding program for various items in ten as yet unidentified of the largest metropolitan areas late in 2007. This program is designed to reduce Medicare payment levels for items that the Medicare program spends the most money on under the home medical equipment benefit. This new program will likely eliminate some providers from the competitive bidding markets, because only those providers who are chosen to participate (based largely on price) will be able to provide beneficiaries with items included in the bid. Medicare will be expanding the program to an additional 80 metropolitan areas in 2009. In addition, in 2009, Medicare has the authority to apply bid rates from bidding areas in non-bid areas. The competitive bidding program will result in reduced payment levels, that will vary by product category, and will depend in large part upon the level of bids our customers submit in an effort to ensure they become approved contract suppliers. It is difficult to predict the specific reductions in payment levels that will result from this process.

Outside the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed health care systems that govern reimbursement for new home health care products. The ability of hospitals and other providers supported by such systems to purchase our products is dependent, in part, upon public budgetary constraints. Canada and Germany and other European countries, for example, have tightened reimbursement rates and other countries may follow. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline, which could adversely affect our net sales and would have a material adverse effect on our business, financial condition and results of operations.

In January 2007, the OIG announced its goals and priorities for 2007, which include a number of investigations into Medicare and Medicaid payments for durable medical equipment, or “DME,” among them, for example, investigations into Medicare pricing of equipment and supplies and the medical necessity of durable medical equipment for which Medicare provided payments.

The impact of all the changes discussed above are uncertain and could have a material adverse effect on our business, financial condition and results of operations.

The consolidation of health care customers and our competitors could result in a loss of customers or in additional competitive pricing pressures.

Numerous initiatives and reforms instituted by legislators, regulators and third-party payors to reduce home medical equipment costs have resulted in a consolidation trend in the home medical equipment industry as well as among our customers, including home health care providers. Some of our competitors have been lowering the purchase prices of their products in an effort to attract customers. This in turn has resulted in greater pricing pressures, including pressure to offer customers more competitive pricing terms, and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some of our customers. Further consolidation could result in a loss of customers, including increased collectibility risks, or in increased competitive pricing pressures.

The industry in which we operate is highly competitive and some of our competitors may be larger and may have greater financial resources than we do.

The home medical equipment market is highly competitive and our products face significant competition from other well-established manufacturers. Any increase in competition may cause us to lose market share or compel us to reduce prices to remain competitive, which could materially adversely affect our results of operations.

If our cost reduction efforts are ineffective, our revenues and profitability could be negatively impacted.

In response to the reductions in Medicare power wheelchair and oxygen reimbursement levels and other governmental and third party payor pricing pressures and competitive pricing pressures, we have initiated further cost reduction efforts in addition to those announced in 2005 and early 2006. We may not be successful in achieving the operating efficiencies and operating cost reductions expected from these efforts, including the estimated cost savings described above, and we may experience business disruptions associated with the restructuring and cost reduction activities, including the restructuring activities previously announced in 2005 and 2006 and, in particular, our facility consolidations initiated in connection with these activities. These efforts may not produce the full efficiency and cost reduction benefits that we expect. Further, these benefits may be realized later than expected, and the costs of implementing these measures may be greater than anticipated. If these measures are not successful, we intend to undertake additional cost reduction efforts, which could result in future charges. Moreover, our ability to achieve our other strategic goals and business plans and our financial performance may be adversely affected and we could experience business disruptions with customers and elsewhere if our cost reduction and restructuring efforts prove ineffective.

Our success depends on our ability to design, manufacture, distribute and achieve market acceptance of new products with higher functionality and lower costs.

We sell our products to customers primarily in markets that are characterized by technological change, product innovation and evolving industry standards and in which product price is increasingly the primary consideration in customers’ purchasing decisions. We are continually engaged in product development and improvement programs. We must continue to design and improve innovative products, effectively distribute and achieve market acceptance of those products, and reduce the costs of producing our products, in order to compete successfully with our competitors. If competitors’ product development capabilities become more effective than our product development capabilities, if competitors’ new or improved products are accepted by the market before our products or if competitors are able to produce products at a lower cost and thus offer products for sale at a lower price, our business, financial condition and results of operation could be adversely affected.

We are subject to extensive government regulation, and if we fail to comply with applicable laws or regulations, we could suffer severe criminal or civil sanctions or be required to make significant changes to our operations that could have a material adverse effect on our results of operations.

We sell our products principally to medical equipment and home health care providers who resell or rent those products to consumers. Many of those providers (our customers) are reimbursed for the Invacare® products sold to their customers and patients by third-party payors, including Medicare and Medicaid. The federal government and all states and countries in which we operate regulate many aspects of our business. As a health care manufacturer, we are subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various government programs. The marketing, invoicing, documenting and other practices of health care suppliers and manufacturers are all subject to government scrutiny. Government agencies periodically open investigations and obtain information from health care suppliers and manufacturers pursuant to the legal process. Violations of law or regulations can result in severe criminal, civil and administrative penalties and sanctions, including disqualification from Medicare and other reimbursement programs, which could have a material adverse effect on our business. We have established policies and procedures that we believe are sufficient to ensure that we will operate in substantial compliance with these laws and regulations.

We recently received a subpoena from the U.S. Department of Justice seeking documents relating to three long-standing and well-known promotional and rebate programs maintained by us. We believe the programs described in the subpoena are in compliance with all applicable laws and we are cooperating fully with the government investigation which is currently being conducted out of Washington, D.C. There can be no assurance that our business or financial condition will not be adversely affected by the government investigation.

Health care is an area of rapid regulatory change. Changes in the law and new interpretations of existing laws may affect permissible activities, the costs associated with doing business, and reimbursement amounts paid by federal, state and other third-party payors. We cannot predict the future of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or possible changes in health care policies in any country in which we conduct business. Future legislation and regulatory changes could have a material adverse effect on our business.

Our research and development and manufacturing processes are subject to federal, state, local and foreign environmental requirements.

Our research and development and manufacturing processes are subject to federal, state, local and foreign environmental requirements, including requirements governing the discharge of pollutants into the air or water, the use, handling, storage and disposal of hazardous substances and the responsibility to investigate and cleanup of contaminated sites. Under some of these laws, we could also be held responsible for costs relating to any contamination at our past or present facilities and at third-party waste disposal sites. These could include costs relating to contamination that did not result from any violation of law and, in some circumstances, contamination that we did not cause. We may incur significant expenses relating to the failure to comply with environmental laws. The enactment of stricter laws or regulations, the stricter interpretation of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at our own or third party sites may require us to make additional expenditures, which could be material.

Lower cost imports could negatively impact our profitability.

Lower cost imports sourced from Asia may negatively impact our sales volumes. Competition from these products may force us to lower our prices, cutting into our profit margins and reducing our overall profitability. Asian goods had a particularly strong negative impact on our sales of Standard Products (this category includes products such as manual wheelchairs, canes, walkers and bath aids) during 2006, which declined compared to the previous year.

Our failure to comply with regulatory requirements or receive regulatory clearance or approval for our products or operations in the United States or abroad could adversely affect our business.

Our medical devices are subject to extensive regulation in the United States by the Food and Drug Administration, or the “FDA,” and by similar governmental authorities in the foreign countries where we do business. The FDA regulates virtually all aspects of a medical device’s development, testing, manufacturing, labeling, promotion, distribution and marketing. In addition, we are required to file reports with the FDA if our products cause, or contribute to, death or serious injury, or if they malfunction and would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. In general, unless an exemption applies, our wheelchair and respiratory medical devices must receive a pre-marketing clearance from the FDA before they can be marketed in the United States. The FDA also regulates the export of medical devices to foreign countries. We cannot assure you that any of our devices, to the extent required, will be cleared by the FDA through the pre-market clearance process or that the FDA will provide export certificates that are necessary to export certain of our products.

Additionally, we may be required to obtain pre-marketing clearances to market modifications to our existing products or market our existing products for new indications. The FDA requires device manufacturers themselves to make and document a determination of whether or not a modification requires a new clearance; however, the FDA can review and disagree with a manufacturer’s decision. We have applied for, and received, a number of such clearances in the past. We may not be successful in receiving clearances in the future or the FDA may not agree with our decisions not to seek clearances for any particular device modification. The FDA may require a clearance for any past or future modification or a new indication for our existing products. Such submissions may require the submission of additional data and may be time consuming and costly, and may not ultimately be cleared by the FDA.

If the FDA requires us to obtain pre-marketing clearances for any modification to a previously cleared device, we may be required to cease manufacturing and marketing the modified device or to recall the modified device until we obtain FDA clearance, and we may be subject to significant regulatory fines or penalties. In addition, the FDA may not clear these submissions in a timely manner, if at all. The FDA also may change its policies, adopt additional regulations or revise existing regulations, each of which could prevent or delay pre-market clearance of our devices, or could impact our ability to market a device that was previously cleared. Any of the foregoing could adversely affect our business.

Our failure to comply with the regulatory requirements of the FDA and other applicable U.S. regulatory requirements may subject us to administrative or judicially imposed sanctions. These sanctions include warning letters, civil penalties, criminal penalties, injunctions, product seizure or detention, product recalls and total or partial suspension of production.

In many of the foreign countries in which we market our products, we are subject to extensive regulations that are similar to those of the FDA, including those in Europe. The regulation of our products in Europe falls primarily within the European Economic Area, which consists of the 27 member states of the European Union, as well as Iceland, Liechtenstein and Norway. Only medical devices that comply with certain conformity requirements of the Medical Device Directive are allowed to be marketed within the European Economic Area. In addition, the national health or social security organizations of certain foreign countries, including those outside Europe, require our products to be qualified before they can be marketed in those countries. Failure to receive, or delays in the receipt of, relevant foreign qualifications in the European Economic Area or other foreign countries could have a material adverse effect on our business.

Our products are subject to recalls, which could harm our reputation and business.

We are subject to ongoing medical device reporting regulations that require us to report to the FDA or similar governmental authorities in other countries if our products cause, or contribute to, death or serious injury, or if they malfunction and would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require us to do a field correction or recall our products in the event of material deficiencies or defects in design or manufacturing. In addition, in light of a deficiency, defect in design or manufacturing or defect in labeling, we may voluntarily elect to recall or correct our products. A government mandated or voluntary recall/field correction by us could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall/field correction would divert managerial and financial resources and could harm our reputation with our customers, product users and the health care professionals that use, prescribe and recommend our products. We could have product recalls or field actions that result in significant costs to us in the future, and these actions could have a material adverse effect on our business.

Our reported results may be adversely affected by increases in reserves for uncollectible accounts receivable.

We have a large balance of accounts receivable and have established a reserve for the portion of such accounts receivable that we estimate will not be collected because of our customers’ non-payment. The reserve is based on historical trends and current relationships with our customers and providers. Changes in our collection rates can result from a number of factors, including turnover in personnel, changes in the payment policies or practices of payors or changes in industry rates or pace of reimbursement. As a result of recent changes in Medicare reimbursement regulations, specifically changes to the qualification processes and reimbursement levels of consumer power wheelchairs and custom power wheelchairs, the business viability of several of our customers has become questionable. Our reserve for uncollectible receivables has fluctuated in the past and will continue to fluctuate in the future. Changes in rates of collection or fluctuations, even if they are small in absolute terms, could require us to increase our reserve for uncollectible receivables beyond its current level. We have reviewed the accounts receivables associated with many of our customers that are most exposed to these issues. As part of our 2006 financial results, we recorded an incremental reserve against accounts receivable of $26.8 million.

Difficulties in implementing a new Enterprise Resource Planning system have disrupted our business.

During the fourth quarter of 2005, we implemented the second phase of our Enterprise Resource Planning, or “ERP,” system. Primarily as a result of the complexities and business process changes associated with this implementation, we encountered a number of issues related to the start-up of the system, including difficulties in processing orders, customer disruptions and the loss of some business. While we believe that the difficulties associated with implementing and stabilizing our ERP system were temporary and have been addressed, there can be no assurance that we will not experience additional ongoing disruptions or inefficiencies in our business operations as a result of this new system implementation, the final phase of which is to be completed in late 2007 or in 2008.

We may be adversely affected by legal actions or regulatory proceedings.

We may be subject to claims, litigation or other liabilities as a result of injuries caused by allegedly defective products, acquisitions we have completed or in the intellectual property area. Any such claims or litigation against us, regardless of the merits, could result in substantial costs and could harm our business. Intellectual property litigation or claims also could require us to:

•	cease manufacturing and selling any of our products that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right alleged to have been infringed, which license may not be available on commercially reasonable terms, if at all; or

•	redesign or rename our products, which may not be possible and could be costly and time consuming.

The results of legal proceedings are difficult to predict and we cannot provide you with any assurance that an action or proceeding will not be commenced against us, or that we will prevail in any such action or proceeding. An unfavorable resolution of any legal action or proceeding could materially and adversely affect our business, results of operations, liquidity or financial condition.

Product liability claims may harm our business, particularly if the number of claims increases significantly or our product liability insurance proves inadequate.

The manufacture and sale of home health care devices and related products exposes us to a significant risk of product liability claims. From time to time, we have been, and we are currently, subject to a number of product liability claims alleging that the use of our products has resulted in serious injury or even death.

Even if we are successful in defending against any liability claims, these claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of all our products and otherwise harm our business. If there is a significant increase in the number of product liability claims, our business could be adversely affected.

Our captive insurance company, Invatection Insurance Company, currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of our North American product liability exposure. We also have additional layers of external insurance coverage insuring up to $75,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of our per country foreign liability limits as applicable. There can be no assurance that our current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from a third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon third-party actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the third-party actuary to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates are adjusted on a regular basis and can be impacted by actual loss awards or settlements on claims. While actuarial analysis is used to help determine adequate reserves, we are responsible for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

In addition, as a result of a product liability claim or if our products are alleged to be defective, we may have to recall some of our products, which could result in significant costs to us and harm our business reputation. See “— Our products are subject to recalls, which could harm our reputation and business.”

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and may not be able to operate our business profitably.

We rely on a combination of patents, trade secrets and trademarks to establish and protect our intellectual property rights in our products and the processes for the development, manufacture and marketing of our products.

We use non-patented proprietary know-how, trade secrets, undisclosed internal processes and other proprietary information and currently employ various methods to protect this proprietary information, including confidentiality agreements, invention assignment agreements and proprietary information agreements with vendors, employees, independent sales agents, distributors, consultants, and others. However, these agreements may be breached. The FDA or another governmental agency may require the disclosure of this information in order for us to have the right to market a product. Trade secrets, know-how and other unpatented proprietary technology may also otherwise become known to or independently developed by our competitors.

In addition, we also hold U.S. and foreign patents relating to a number of our components and products and have patent applications pending with respect to other components and products. We also apply for additional patents in the ordinary course of our business, as we deem appropriate. However, these precautions offer only limited protection, and our proprietary information may become known to, or be independently developed by, competitors, or our proprietary rights in intellectual property may be challenged, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, we cannot assure you that our existing or future patents, if any, will afford us adequate protection or any competitive advantage, that any future patent applications will result in issued patents or that our patents will not be circumvented, invalidated or declared unenforceable.

Any proceedings before the U.S. Patent and Trademark Office could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. We could also incur substantial costs in any proceeding. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, if at all. We may also be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

In addition, we hold patent and other intellectual property licenses from third parties for some of our products and on technologies that are necessary in the design and manufacture of some of our products. The loss of these licenses could prevent us from, or could cause additional disruption or expense in, manufacturing, marketing and selling these products, which could harm our business.

Our operating results and financial condition could be adversely affected if we become involved in litigation regarding our patents or other intellectual property rights.

Litigation involving patents and other intellectual property rights is common in our industry, and companies in our industry have used intellectual property litigation in an attempt to gain a competitive advantage. We currently are, and in the future may become, a party to lawsuits involving patents or other intellectual property. Litigation is costly and time consuming. If we lose any of these proceedings, a court or a similar foreign governing body could invalidate or render unenforceable our owned or licensed patents, require us to pay significant damages, seek licenses and/or pay ongoing royalties to third parties, require us to redesign our products, or prevent us from manufacturing, using or selling our products, any of which would have an adverse effect on our results of operations and financial condition. We have brought, and may in the future also bring, actions against third parties for an infringement of our intellectual property rights. We may not succeed in these actions. The defense and prosecution of intellectual property suits, proceedings before the U.S. Patent and Trademark Office or its foreign equivalents and related legal and administrative proceedings are both costly and time consuming. Protracted litigation to defend or prosecute our intellectual property rights could seriously detract from the time our management would otherwise devote to running our business. Intellectual property litigation relating to our products could cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation.

Our business strategy relies on certain assumptions concerning demographic trends that impact the market for our products. If these assumptions prove to be incorrect, demand for our products may be lower than we currently expect.

Our ability to achieve our business objectives is subject to a variety of factors, including the relative increase in the aging of the general population. We believe that these trends will increase the need for our products. The projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by health care professionals and patients prove to be incorrect or do not materialize. If our assumptions regarding these factors prove to be incorrect, we may not be able to successfully implement our business strategy, which could adversely affect our results of operations. In addition, the perceived benefits of these trends may be offset by competitive or business factors, such as the introduction of new products by our competitors or the emergence of other countervailing trends.

Provisions of Ohio law, our charter documents and our shareholder rights plan may have anti-takeover effects that could prevent or delay a change in control.

Provisions of Ohio law, our dual class capital stock structure, our shareholder rights plan and provisions in our charter documents may discourage, delay or prevent a merger or acquisition or make removal of incumbent directors or officers more difficult. These provisions may discourage takeover attempts and bids for our common shares at a premium over the market price. See “Description of Capital Stock.”

The loss of the services of our key management and personnel could adversely affect our ability to operate our business.

Our future success will depend, in part, upon the continued service of key managerial, research and development staff and sales and technical personnel. In addition, our future success will depend on our ability to continue to attract and retain other highly qualified personnel. We may not be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. Our failure to do so could have a material adverse effect on our business. These executive officers have substantial experience and expertise in our industry. Our future success depends, to a significant extent, on the abilities and efforts of our executive officers and other members of our management team. If we lose the services of any of our management team, our business may be adversely affected.

Our Chief Executive Officer and certain members of management own shares representing a substantial percentage of our voting power and their interests may differ from other shareholders.

We have two classes of common stock. The Common Shares have one vote per share and the Class B Common Shares have 10 votes per share. As of February 23, 2007, our chairman and CEO, Mr. A. Malachi Mixon, and certain members of management beneficially own up to approximately 35% of the combined voting power of our Common Shares and Class B Common Shares and could influence the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. They will also have the power to influence or make more difficult a change in control. The interests of Mr. Mixon and his relatives may differ from the interests of the other shareholders and they may take actions with which you disagree. See “Description of Capital Stock.”

Decreased availability or increased costs of raw materials could increase our costs of producing our products.

We purchase raw materials, fabricated components and services from a variety of suppliers. Raw materials such as plastics, steel, and aluminum are considered key raw materials. Where appropriate, we employ contracts with our suppliers, both domestic and international. In those situations in which contracts are not advantageous, we believe that our relationships with our suppliers are satisfactory and that alternative sources of supply are readily available. From time to time, however, the prices and availability of these raw materials fluctuate due to global market demands, which could impair our ability to procure necessary materials, or increase the cost of these materials. Inflationary and other increases in costs of these raw materials have occurred in the past and may recur from time to time. In addition, freight costs associated with shipping and receiving product and sales are impacted by fluctuations in the cost of oil and gas. A reduction in the supply or increase in the cost of those raw materials could impact our ability to manufacture our products and could increase the cost of production.

Since our ability to obtain further financing may be limited, we may be unable to acquire strategic acquisition candidates.

Our plans include identifying, acquiring and integrating other strategic businesses. There are various reasons for us to acquire businesses or product lines, including to provide new products or new manufacturing and service capabilities, to add new customers, to increase penetration with existing customers and to expand into new geographic markets. Our ability to successfully grow through acquisitions depends upon, among other things, our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing. The costs of acquiring other businesses could increase if competition for acquisition candidates increases. If we are unable to obtain the necessary financing, we may miss opportunities to grow our business through strategic acquisitions.

Additionally, the success of our acquisition strategy is subject to other risks and costs, including the following:

•	our ability to realize operating efficiencies, synergies, or other benefits expected from an acquisition, and possible delays in realizing the benefits of the acquired company or products;

•	diversion of management’s time and attention from other business concerns;

•	difficulties in retaining key employees of the acquired businesses who are necessary to manage these businesses;

•	difficulties in maintaining uniform standards, controls, procedures and policies throughout acquired companies;

•	adverse effects on existing business relationships with suppliers or customers;

•	the risks associated with the assumption of contingent or undisclosed liabilities of acquisition targets; and

•	ability to generate future cash flows or the availability of financing.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring the amortization of acquisition expenses and acquired assets.

We are subject to certain risks inherent in managing and operating businesses in many different foreign jurisdictions.

We have significant international operations, including operations in Australia, New Zealand, Asia and Europe. There are risks inherent in operating and selling products internationally, including:

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	foreign customers who may have longer payment cycles than customers in the United States;

•	tax rates in certain foreign countries that may exceed those in the United States and foreign earnings that may be subject to withholding requirements;

•	the imposition of tariffs, exchange controls or other trade restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country;

•	general economic and political conditions in countries where the company operates or where end users of our products reside;

•	difficulties associated with managing a large organization spread throughout various countries;

•	difficulties in enforcing intellectual property rights and weaker intellectual property rights protection in some countries;

•	required compliance with a variety of foreign laws and regulations;

•	different regulatory environments and reimbursement systems; and

•	differing consumer product preferences.

Our revenues are subject to exchange rate fluctuations that could adversely affect our results of operations or financial position.

Currency exchange rates are subject to fluctuation due to, among other things, changes in local, regional or global economic conditions, the imposition of currency exchange restrictions, and unexpected changes in regulatory or taxation environments. The functional currency of our subsidiaries outside the United States is the predominant currency used by the subsidiaries to transact business. Through our international operations, we are exposed to foreign currency fluctuations, and changes in exchange rates can have a significant impact on net sales and elements of cost.

We use forward contracts to help reduce our exposure to exchange rate variation risk. Despite our efforts to mitigate these risks, however, our revenues and profitability may be materially adversely affected by exchange rate fluctuations. We also are exposed to market risk through various financial instruments, including fixed rate and floating rate debt instruments. We use interest swap agreements to mitigate our exposure to interest rate fluctuations, but those efforts may not adequately protect us from significant interest rate risks.

USE OF PROCEEDS

We will not receive any proceeds from the sales by selling securityholders of securities pursuant to this prospectus.

DESCRIPTION OF CAPITAL STOCK

Our Amended and Restated Articles of Incorporation, or the Articles, authorize the issuance of 112,300,000 shares consisting of 300,000 Serial Preferred Shares, without par value, issuable in series, 100,000,000 Common Shares and 12,000,000 Class B Common Shares, without par value. As of May 7, 2007, no Serial Preferred Shares, 30,864,771 Common Shares and 1,111,565 Class B Common Shares were outstanding.

The Class B Common Shares and Common Shares are identical in all material respects except that:

•	Class B Common Shares entitle the holders thereof to ten votes per share on all matters;

•	Common Shares entitle the holders thereof to receive cash dividends, if and when declared by the Directors, at a rate of at least 110% of cash dividends paid on the Class B Common Shares; and

•	the Class B Common Shares are subject to restrictions on transfer.

The Class B Common Shares are not transferable except in some very limited instances to family members and trusts, charitable foundations for the benefit of or controlled by family members and to employees who are participants in certain employee benefit plans, or “Permitted Transferees.” These restrictions on transfer may be removed by the Board of Directors if the Board determines that the restrictions may have a material adverse effect on the liquidity, marketability or market value of the outstanding Common Shares.

The Class B Common Shares are fully convertible at any time into Common Shares on a share-for-share basis and will automatically be converted into Common Shares upon any purported transfer to non-Permitted Transferees. Once a Class B Common Share has been converted into a Common Share, such Common Share cannot thereafter be re-converted into a Class B Common Share. Because the Class B Common Shares will at all times be convertible into Common Shares on a share-for-share basis, holders of Class B Common Shares will be able to sell the equity interest represented by their Class B Common Shares to persons who are not Permitted Transferees by converting such shares into Common Shares. Additional Class B Common Shares can be issued only in connection with stock dividends on and stock splits of the Class B Common Shares.

Except as set forth below (and as provided by law and in our Articles now in effect), all matters submitted to a vote of shareholders will be voted on by holders of Common Shares and Class B Common Shares voting together as a single class. The affirmative votes of the holders of a majority of the outstanding Common Shares and of the Class B Common Shares, each voting separately as a class, are required to authorize:

•	additional Class B Common Shares;

•	modification or repeal of the limitations described above on issuances of Class B Common Shares; and

•	other amendments to the Articles (other than increases in the number of authorized Common Shares) that alter or change the designations or powers or the preferences, qualifications, limitations, restrictions or the relative or special rights of either the Class B Common Shares or the Common Shares so as to affect them adversely.

Except with respect to cash dividends, the Common Shares and the Class B Common Shares rank equally and have equal rights per share with respect to all distributions, including distributions upon liquidation and consideration to be received upon a merger or consolidation or a sale of all or substantially all of our assets. In the case of stock dividends or stock splits, however, only Common Shares can be distributed in respect of Common Shares and only Class B Common Shares can be distributed in respect of Class B Common Shares.

Neither Common Shares nor Class B Common Shares can be split, divided or combined unless all outstanding shares of the other are correspondingly split, divided or combined.

Under Article IV of our Articles, the affirmative vote of the holders of at least two-thirds of the voting power of Invacare is required (in addition to any separate vote of any other class of our securities which may be required by the terms of such securities) in order to effect a merger, consolidation, sale, lease or exchange of substantially all our assets where the other party to the transaction, including its affiliates and associated persons, is a holder, directly or indirectly, of 10% or more of the outstanding shares of any class of our securities entitled to vote at a meeting called to consider such a proposed transaction as of the record date used to determine the shareholders entitled to vote upon such transaction (such party being hereinafter referred to as a “Related Person”). The Board of Directors acting in good faith must make a conclusive determination as to whether the proposed transaction involves a Related Person. The requirement for approval by a two-thirds vote is not applicable to proposals which received the formal approval of the Board of Directors prior to the acquisition of the 10% share interest by the Related Person; provided that, with respect to any proposed transaction as to which the two-thirds voting requirement would otherwise be applicable, there has also been disclosure to all shareholders of any inducements in connection with the proposed transaction offered to officers and Directors which are not extended to all shareholders.

Because of the restrictions on transfer of the Class B Common Shares, over time Class B Common Shares having ten votes will (unless the Directors determine to remove such restrictions) be converted into Common Shares having one vote. Accordingly, the holders of Class B Common Shares who continue to hold their stock will realize over time an increase in their relative voting power. Since executive officers and Directors beneficially own approximately 97% of the Class B Common Shares representing approximately 26% of the total voting power as of January 1, 2007, if they continue to hold their Class B Common Shares for the foreseeable future, the degree of control of Invacare by these officers and directors and their percentage of the total voting power will beneficially increase over time. Thus, transactions with Related Persons will not be possible under most conditions unless the officers and directors are in favor thereof. Conversely, the officers and Directors may possess sufficient voting power to approve a transaction even where the transaction is opposed by the majority of holders of Common Shares.

The Board of Directors presently consists of ten members divided into three classes. The directors of the class elected at each Annual Meeting of Shareholders hold office for a term of three years. The right of shareholders to cumulate votes for candidates in the election of directors has been eliminated.

It is possible that the provisions regarding division of the Board into classes and the above-described voting requirements will discourage other companies from making a tender offer for our shares. These provisions could have the additional effect of inhibiting changes in management and also may prevent temporary fluctuations in the market price of our shares which often result from actual or rumored takeover attempts. It is also possible that such provisions could make it more difficult to accomplish a transaction which outside shareholders may deem to be in their best interests. The provisions of Article IV of our Articles can be changed or amended only by an affirmative vote of the holders of at least two-thirds of our then outstanding voting power.

Rights Plan

Effective July 8, 2005, our Board of Directors adopted a new shareholder rights plan, as set forth in the rights agreement, dated July 8, 2005, between us and National City Bank, as rights agent. The rights agreement replaces our previous shareholder rights plan which expired on July 7, 2005. In order to implement the new rights agreement, the Board of Directors declared a dividend of one right for each outstanding share of our Common Shares and Class B Common Shares to shareholders of record at the close of business on July 19, 2005. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Serial Preferred Share, without par value, at a purchase price of $180.00 in cash, subject to adjustment. The new rights replace the rights that were outstanding pursuant to our previous shareholder rights plan, which rights expired in accordance with their terms on July 7, 2005. The description and terms of the rights are set forth in the rights agreement.

The following summary of the principal terms of the rights agreement is a general description only and is qualified in its entirety by reference to the detailed terms and conditions of the rights agreement. Unless the context otherwise requires, the capitalized terms used herein shall have the meanings ascribed to them in the rights agreement.

Rights Initially Evidenced by Common Share Certificates; Distribution Date

Initially, the rights are not exercisable and will be attached to all certificates representing outstanding Common Shares and Class B Common Shares, and no separate rights certificates will be distributed. The rights will separate from the Common Shares and Class B Common Shares, and the distribution date will occur, upon the earlier of:

•	10 business days following the first date of a public announcement that a person or group of affiliated or associated persons, or an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of shares representing 30% or more of the outstanding voting power of Invacare, or

•	10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning shares representing 30% or more of the outstanding voting power of Invacare.

The distribution date may be deferred in circumstances determined by the Board of Directors. In addition, some inadvertent acquisitions will not trigger the occurrence of the distribution date. Until the distribution date (or earlier redemption or expiration of the Rights):

•	the rights will be evidenced by the certificates for Common Shares and Class B Common Shares outstanding on the record date, together with the summary of rights attached to the rights agreement, or by new certificates for Common Shares and Class B Common Shares issued after the record date which contain a notation incorporating the rights agreement by reference,

•	the rights will be transferred with and only with such certificates for Common Shares and Class B Common Shares; and

•	the surrender for transfer of any certificates for Common Shares or Class B Common Shares outstanding (with or without a copy of this summary of rights or such notation) will also constitute the transfer of the Rights associated with the Common Shares or Class B Common Shares represented by such certificate.

Issuance of Rights Certificates; Expiration of Rights

The rights are not exercisable until the distribution date and will expire upon the close of business on July 8, 2015, or the final expiration date, unless earlier redeemed or exchanged as described below. As soon as practicable after the distribution date, separate rights certificates will be mailed to holders of record of the Common Shares and Class B Common Shares as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights. Except as otherwise determined by the Board of Directors, and except for Common Shares and Class B Common Shares issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only Common Shares and Class B Common Shares issued prior to the distribution date will be issued with Rights.

Right to Buy Common Shares

In the event that any person becomes an acquiring person, then, promptly following the occurrence of the later of the share acquisition date and the distribution date, each holder of a right (except as provided below and in Section 7(e) of the rights agreement) shall thereafter have the right to receive, upon exercise, that number of Common Shares (or, in some circumstances, cash, property or other securities of Invacare) which equals the exercise price of the right divided by 50% of the current market price (as defined in the rights agreement) per Common Share at the date of the occurrence of such event. However, rights are not exercisable following such event until such time as the rights are no longer redeemable by us as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all rights that are, or (under some circumstances specified in the rights agreement) were, beneficially owned by any acquiring person will be null and void. The event summarized in this paragraph is referred to as a Section 11(a)(ii) Event.

Right to Buy Acquiring Company Shares

In the event that, at any time after any person becomes an acquiring person,

•	Invacare is consolidated with, or merged with and into, another entity and we are not the surviving entity of such consolidation or merger or if we are the surviving entity, but our outstanding Common Shares are changed or exchanged for shares or securities (of any other person) or cash or any other property, or

•	more than 50% of our assets or earning power is sold or transferred,

each holder of a right (except rights which previously have been voided as set forth above) shall, after the latest of the share acquisition date, the distribution date and the occurrence of such event, have the right to receive, upon exercise, that number of common shares of the acquiring company which equals the exercise price of the right divided by 50% of the current market price (as defined in the rights agreement) of such common shares at the date of the occurrence of the event. The events summarized in this paragraph are referred to as Section 13 Events. A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as triggering events.

Exchange Provision

At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns shares representing a majority of our outstanding voting power, the Board of Directors may exchange the rights (other than rights owned by such acquiring person which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of our preferred shares having equivalent rights, preferences and privileges), per right (subject to adjustment).

Adjustments to Prevent Dilution

The purchase price payable, and the number of units of Preferred Shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution

•	in the event of a share dividend on, or a subdivision, combination or reclassification of, the Preferred Shares,

•	if holders of the Preferred Shares are granted rights or warrants to subscribe for Preferred Shares or convertible securities at less than the then-current market price (as defined in the rights agreement) of the Preferred Shares, or

•	upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of rights associated with each Common Share and Class B Common Share is also subject to adjustment in the event of a share split of the Common Shares or Class B Common Shares or a share dividend on the Common Shares or Class B Common Shares payable in Common Shares or Class B Common Shares or subdivisions, consolidations or combinations of the Common Shares or Class B Common Shares occurring, in any such case, prior to the distribution date.

With some exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Preferred Share) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

Redemption

Preferred Shares purchasable upon exercise of the rights will not be redeemable. Each Preferred Share will be entitled to receive, when, as and if declared by the Board of Directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per Common Share or Class B Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1,000 times the payment made per Common Share or Class B Common Share. Each Preferred Share will have one vote, voting together with the Common Shares and

Class B Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares and/or Class B Common Shares are changed or exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share or Class B Common Share. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares’ dividend and liquidation rights, the value of one one-thousandth of a Preferred Share purchasable upon exercise of each right should approximate the value of one Common Share.

At any time prior to the earlier of the tenth business day (or such later date as may be determined by the Board of Directors) after the share acquisition date, we may redeem the rights in whole, but not in part, at a price of $0.001 per right, or the redemption price, payable in cash or shares. Immediately upon the redemption of the rights or such earlier time as established by the Board in the resolution ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price. The rights may also be redeemable following some other circumstances specified in the rights agreement.

No Shareholders’ Rights Prior to Exercise

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of Invacare, including, without limitation, the right to vote or to receive dividends. Although the distribution of the rights should not be taxable to shareholders or to us, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Common Shares (or other consideration) or for common shares of the acquiring company as set forth above.

Amendment of Rights Agreement

Any provision of the rights agreement, other than the redemption price, may be amended by the Board prior to such time as the rights are no longer redeemable. Once the rights are no longer redeemable, the Board’s authority to amend the rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of rights.

Anti-Takeover Effects

The rights are intended to protect our shareholders in the event of an unfair or coercive offer to acquire Invacare and to provide the Board with adequate time to evaluate unsolicited offers. The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Invacare without conditioning the offer on a substantial number of rights being acquired. The rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of Invacare and our shareholders, as determined by a majority of the Board. The rights should not interfere with any merger or other business combination approved by the Board.

Provisions of Ohio Law

As an Ohio corporation, we are subject to provisions of Ohio law which may discourage or render more difficult an unsolicited takeover. Among these are provisions that:

•	prohibit some mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then outstanding shares of an Ohio corporation involving holders of stock representing 10% or more of the voting power (other than present shareholders), unless such transactions are either approved by the directors in office prior to the 10% shareholder becoming such or involve a 10% shareholder which has been such for at least three years and minimum price and form of consideration requirements are met; and

•	provide Ohio corporations a cause of action to recover profits realized under some circumstances by persons engaged in “greenmailing” or otherwise engaged in the sale of securities of a corporation within 18 months of proposing to acquire such corporation.

In addition, pursuant to Section 1701.831 of the Ohio Revised Code, the acquisition of certain levels of our voting power (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of the holders of at least a majority of our total voting power and the separate prior authorization of the holders of at least a majority of the voting power held by shareholders other than the proposed acquirer, our officers, and our directors who are also employees. To the extent that holders of Class B Common Shares elect over time to convert their Class B Common Shares into Common Shares in order to effect sales, the relative voting power of our officers and directors could be substantially increased and acquisitions of the foregoing levels of voting power by third parties may not be possible unless our officers and directors are in favor thereof.

The staggered terms of directors currently prescribed by our Code of Regulations, together with our capital structure and the absence of cumulative voting, substantially limit the ability of shareholders to change the Board of Directors or management, even if such actions were favored by a majority of the holders of Common Shares. In addition, the current provisions of Article IV of our Articles and the rights agreement discussed above, when combined with our capital structure, will in all likelihood eliminate the acquisition of control of us by a third party without the approval of the directors.

Serial Preferred Shares

Under the current Articles, any Serial Preferred Shares which are issued by us would entitle the holder thereof to one vote per share and Serial Preferred Shares would, under most conditions, vote together with the Common Shares and the Class B Common Shares as a single class. The Articles also grant to the holders of Serial Preferred Shares, and to the holders of separate series thereof, the right to vote as a separate class on limited issues which directly affect the rights of the holders of the Serial Preferred Shares (or a series thereof) or establish a class of shares which rank prior to the Serial Preferred Shares. There are no issued and outstanding Serial Preferred Shares.

DIVIDEND POLICY

On February 9, 2007, we announced the declaration of a quarterly cash dividend of $.0125 per share on our common shares and $.011364 per share on our Class B common shares, payable on April 11, 2007, to shareholders of record on April 3, 2007. Holders of debentures will not be entitled to any such payment, and no adjustment in respect of the conversion rate will be made as a result thereof or as a result of any future quarterly dividend at such rate. Our senior secured credit facilities and the indenture governing our 9 3/4% senior notes due 2015 contain limitations on our ability to pay dividends on our capital stock. In addition, the indenture governing our debentures requires us to make adjustments to the conversion rate of the debentures in the event of certain distributions to holders of our common shares, including any cash dividends in excess of $0.0125 per share of our common shares. See “Description of Other Indebtedness” and “Description of the Debentures — Conversion Rights — Conversion Rate Adjustment.” The payment and amount of any dividends in the future, subject to the limitations in our senior secured credit facilities and the indenture governing our 9 3/4% senior notes due 2015, will be subject to the discretion of our board of directors.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

Overview

On February 12, 2007, we entered into a $400 million senior secured credit facility, or the “senior secured credit facilities,” consisting of a $250 million term loan facility, or the “term loan facility,” and a $150 million revolving credit facility, or the “revolving credit facility,” with Banc of America Securities LLC, or “BAS,” and KeyBank National Association, or “KeyBank,” as joint lead arrangers for the term loan facility, and National City Bank, or “National City,” and KeyBank, as joint lead arrangers for the revolving credit facility. BAS, National City and KeyBank acted as joint book managers, National City acted as administrative agent, KeyBank acted as syndication agent, and Bank of America, N.A. acted as documentation agent for our senior secured credit facilities.

Interest Rate and Fees

Borrowings under our senior secured credit facilities generally bear interest at a rate equal to LIBOR plus an applicable margin or, at our option, an alternate base rate (defined as the higher of (a) the prime rate of National City or (b) the federal funds rate plus 0.50%) plus an applicable margin. The initial interest rate for revolving borrowings under our senior secured credit facilities is LIBOR plus a margin of 2.25%, including an initial facility fee of 0.50% per annum on the facility. The applicable margin for borrowings and the revolving credit facility fee under our senior secured credit facilities may be reduced based upon our attaining specified leverage ratios. We also must pay customary letter of credit and bankers’ acceptance fees.

Prepayments

Our senior secured credit facilities require us to prepay outstanding loans, subject to some exceptions, with:

•	100% of all net cash proceeds (i) from sales of property and assets by us and our subsidiaries (excluding sales of inventory and equipment in the ordinary course of business and some other exceptions) and (ii) of casualty proceeds and condemnation awards, subject, in all cases, to reinvestment provisions and thresholds and other exceptions;

•	100% of all net cash proceeds from the issuance or incurrence after the closing date of the offering of debt by us or any of our subsidiaries, subject to exceptions;

•	50% (which percentage shall be subject to decreases upon our attaining specified leverage ratios) of the net cash proceeds from the issuance after the closing date of the offering of additional equity interests in us or our subsidiaries, subject to exceptions;

•	75% (unless we attain specified leverage ratios) of our annual excess cash flow; and

•	100% of extraordinary receipts.

All such mandatory prepayments shall be applied first to the term loan facility and second to the revolving credit facility.

Amortization

The term loan facility will mature on its sixth anniversary, with scheduled amortization of principal at three month intervals, in amounts equal to 0.25% of the initial aggregate principal amount of the term loan facility loans, in the case of each of the first 24 quarterly payments, and the then remaining outstanding principal amount of all term loan facility loans shall be due and payable in full on the sixth anniversary of the term loan facility.

The revolving credit facility shall terminate and all amounts outstanding thereunder shall be due and payable in full on the fifth anniversary of the revolving credit facility.

Guarantee and Security

All obligations under our senior secured credit facilities are unconditionally guaranteed by us and each of our existing and future direct and indirect domestic subsidiaries and all foreign obligations under our senior secured credit facilities are unconditionally guaranteed by us and each of our existing and future direct and indirect domestic and foreign subsidiaries, in each case, other than immaterial foreign subsidiaries and subsidiaries to the extent their guarantee is precluded by law or regulation (for example, our captive insurance subsidiary) or the guarantee from which will result in increased tax liabilities to us and our subsidiaries, taken as a whole, or collectively, the “Facility Guarantors.” All obligations under our senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all of our assets and the assets of each Facility Guarantor, subject to exceptions, including the following:

•	a pledge of 100% of the capital stock of each of the Facility Guarantors (subject to limitations and exceptions);

•	all present and future intercompany debt owed to us and each Facility Guarantor;

•	all of our and the Facility Guarantors’ present and future property and assets, real and personal (other than leased realty), including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, bank accounts, general intangibles, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash; and

•	all proceeds and products of the property and assets described above.

Covenants and Events of Default

Our senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to some exceptions, our ability to:

•	incur additional indebtedness or other contingent obligations;

•	create liens on assets;

•	change the nature of our business;

•	engage in mergers or consolidations;

•	sell assets;

•	make loans or advances, investments, joint ventures or other acquisitions;

•	pay dividends and other restricted payments;

•	repay indebtedness (including the debentures offered hereby):

•	engage in certain transactions with affiliates;

•	change our fiscal year, amend our organizational documents, or amend or otherwise modify any debt, any related document or any material agreement;

•	make some intercompany transfers;

•	enter into sale and leaseback transactions;

•	make capital expenditures;

•	grant negative pledges;

•	engage in some foreign operations;

•	impair security interests; and

•	change our accounting policies or reporting practices.

In addition, our senior secured credit facilities require us to maintain the following financial covenants:

•	a maximum leverage ratio, as set forth in the table that follows;

Maximum Consolidated
Four Fiscal Quarters Ending	Leverage Ratio

Closing Date through September 30, 2007	6.00 to 1.00
October 1, 2007 through September 30, 2008	5.75 to 1.00
October 1, 2008 through September 30, 2009	5.00 to 1.00
October 1, 2009 through September 30, 2010	4.00 to 1.00
October 1, 2010 through September 30, 2011	3.50 to 1.00
October 1, 2011 until the Term B Maturity Date	3.00 to 1.00

•	a minimum interest coverage ratio, as set forth in the table that follows; and

Minimum Consolidated
Four Fiscal Quarters Ending	Interest Coverage Ratio

Closing Date through September 30, 2007	2.00 to 1.00
October 1, 2007 through September 30, 2008	2.25 to 1.00
October 1, 2008 through September 30, 2009	2.50 to 1.00
October 1, 2009 until the Term B Maturity Date	3.00 to 1.00

•	a minimum fixed charge coverage ratio, as set forth in the table that follows.

Minimum Consolidated
Fixed Charge
Four Fiscal Quarters Ending	Coverage Ratio

Closing Date through September 30, 2007	1.10 to 1.00
October 1, 2007 through September 30, 2008	1.30 to 1.00
October 1, 2008 through September 30, 2009	1.40 to 1.00
October 1, 2009 through September 30, 2010	1.60 to 1.00
October 1, 2010 through September 30, 2011	1.70 to 1.00
October 1, 2011 until the Term B Maturity Date	1.80 to 1.00

Our senior secured credit facilities also contain customary affirmative covenants and events of default.

Financing Arrangement with De Lage Landen Inc.

In December 2000, we entered into an agreement with DLL to provide the majority of future lease financing to our customers. The DLL agreement provides for direct leasing between DLL and our customers. We retain a limited recourse obligation ($42,358,000 at March 31, 2007) to DLL for events of default under the contracts (total balance outstanding of $107,558,000 at March 31, 2007). See “Notes to Condensed Consolidated Financial Statements — Concentration of Credit Risk.”

Senior Notes

On February 12, 2007, we issued $175 million of our 9 3/4% senior notes due 2015, or the “senior notes.” The senior notes bear interest at a fixed annual rate of 9 3/4%, which will be paid in cash on February 15th and August 15th of each year. The first such payment will be made on August 15, 2007. The senior notes are guaranteed on a senior unsecured basis by all of our existing domestic restricted subsidiaries (other than our captive insurance subsidiary and any receivables subsidiaries) and certain future domestic restricted subsidiaries.

Ranking.  The senior notes are our general unsecured senior obligations and accordingly they rank equally in right of payment with all of our existing and future senior debt; rank senior in right of payment to our existing and future subordinated debt, including the debentures; rank senior to any of our existing and future debt that expressly provides that it is subordinated to the senior notes; are effectively subordinated to any of our existing and future secured debt to the extent of the assets securing such debt, including all borrowings under our senior secured credit facilities; and are structurally subordinated to any existing and future debt or other liabilities of our subsidiaries that do not guarantee the senior notes, including our foreign subsidiaries.

Optional Redemption.  On or after February 15, 2011, we will be able to redeem some or all of the senior notes at any time at the redemption prices listed in the indenture governing the senior notes, plus accrued and unpaid interest. Prior to February 15, 2010, we will be able to redeem up to 35% of the senior notes with the proceeds from certain equity offerings at the redemption price listed in the indenture governing the senior notes, plus accrued and unpaid interest. In addition, we will be able to redeem the senior notes, in whole or in part, at any time on or prior to February 15, 2011 at a redemption price equal to 100% of the principal amount of the senior notes redeemed plus an applicable premium.

Covenants.  The indenture governing the senior notes, among other things, restricts our and our subsidiaries’ ability to incur additional debt, pay dividends on, or redeem or repurchase shares, create liens, make specified types of investments, apply net proceeds from certain asset sales, engage in transactions with our affiliates, engage in sale and leaseback transactions, merge or consolidate, restrict dividends or other payments from subsidiaries, sell equity interests of subsidiaries, and sell, assign, transfer, lease, convey or dispose of assets. These covenants are subject to a number of important exceptions, limitations and qualifications which are contained in the indenture governing the senior notes.

Change of Control; Mergers; Events of Default.  If we experience certain types of change of control transactions, we must offer to repurchase the senior notes at 101% of the aggregate principal amount of the senior notes repurchased, plus accrued and unpaid interest. The indenture governing the senior notes also prohibits us from consolidating or merging with or into any person or disposing of all or substantially all of our assets unless certain conditions are satisfied. The indenture governing the senior notes also contains customary events of default, including, among others, events of bankruptcy, insolvency or reorganization and failure to pay principal and interest when due.

DESCRIPTION OF THE DEBENTURES

We issued the debentures under an indenture, dated as of February 12, 2007 between us and Wells Fargo Bank, N.A., as trustee.

The following description is a summary of the material provisions of the debentures and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the debentures and the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or the debentures are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it, and not this description, defines each holder’s rights as a holder of the debentures.

As used in this “Description of the Debentures” section, references to “Invacare,” the “company,” “we,” “us” and “our” refer only to Invacare Corporation, and do not include its subsidiaries.

General

The debentures will mature on February 1, 2027 unless earlier converted, redeemed or repurchased. Each holder has the option, subject to certain qualifications and the satisfaction of certain conditions and during the periods described below, to convert its debentures into cash, shares, or a combination of cash and shares of our common stock at an initial conversion rate of 40.3323 shares of common stock per $1,000 principal amount of debentures. This is equivalent to an initial conversion price of approximately $24.79 per share of common stock. The conversion rate is subject to adjustment if certain events occur as described below under “— Conversion Procedures — Conversion Rate Adjustments.” On a surrender of a holder’s debentures for conversion, we will have the right to deliver in lieu of common stock, cash or a combination of cash and shares of common stock, as described below under “— Conversion Procedures — Payment upon Conversion.” If we deliver shares of common stock upon conversion of a debenture, a holder will not receive fractional shares but a cash payment to account for any such fractional share as described below. Except as described under “— Interest,” a holder will not receive any cash payment for interest (or additional interest, if any) accrued and unpaid to the conversion date.

We may redeem the debentures upon the satisfaction of the common stock sale price condition in whole or in part beginning on February 6, 2012 through and including February 1, 2017 and we may redeem the debentures at our option in whole or in part beginning on February 1, 2017 upon the terms set forth under “— Optional Redemption by Invacare.”

The debentures will be subject to repurchase by us at your option on February 1, 2017 and 2022 or upon a fundamental change in us, on the terms and at the repurchase prices set forth below under “— Repurchase of Debentures by Invacare at Option of Holder” and “— Repurchase of Debentures by Invacare at Option of Holder upon a Fundamental Change,” respectively.

If any interest payment date, maturity date, redemption date, repurchase date or settlement date (including upon the occurrence of a fundamental change, as described below) falls on a day that is not a business day, then the required payment will be made on the next succeeding business day with the same force and effect as if made on the date that the payment was due, and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date, repurchase date or settlement date (including upon the occurrence of a fundamental change, as described below), as the case may be, to that next succeeding business day.

No sinking fund is provided for the debentures and the debentures are not subject to defeasance.

The debentures will be issued only in denominations of $1,000 principal amount and integral multiples thereof. References to “a debenture” or “each debenture” in this prospectus refer to $1,000 principal amount of the debentures. The debentures are limited to $135 million aggregate principal amount.

As used in this prospectus, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York or place of payment.

Any reference to “common stock” means our common shares, without par value.

Subordination

The debentures will be subordinated in right of payment to all of our existing and future senior debt on the terms set forth below. The indenture does not restrict the amount of indebtedness, including senior debt, that we or any of our subsidiaries may incur. The debentures will rank pari passu with all other existing and future senior subordinated indebtedness of the Company and will be senior in right of payment to all of our future obligations that may be designated as subordinated to the debentures.

No payment on account of principal of, redemption of, interest on or any other amounts due with respect to the debentures, including, without limitation, any payments of cash upon conversion or upon the holders’ exercise of their change of control repurchase right, and no redemption, repurchase or other acquisition of the debentures may be made if:

•	a default in the payment of any Designated Senior Debt occurs and is continuing beyond any applicable period of grace (called a “Payment Default”); or

•	a default other than a Payment Default occurs and is continuing that permits the holders of Designated Senior Debt (or any agent acting on their behalf) to accelerate its maturity, and the trustee receives a notice of such default (called a “Payment Blockage Notice”) from any representative of such holders of the Designated Senior Debt (called a “Non-Payment Default”).

We may resume payments and distributions on the debentures:

•	in case of a Payment Default, upon the date on which such default is cured or waived or ceases to exist; and

•	in the case of a Non-Payment Default, upon the earliest of (x) the date on which such Non-Payment Default is cured or waived or ceases to exist, in each case as and to the extent permitted under the documentation for the Designated Senior Debt, or (y) 179 days from the date the Payment Blockage Notice is received, unless the maturity of the Designated Senior Debt has been accelerated, in which case the immediately preceding bullet point shall become applicable.

Notwithstanding the foregoing, not more than one Payment Blockage Notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to Designated Senior Debt during such period. No default which existed or was continuing on the date of the delivery of any Payment Blockage Notice with respect to the Designated Senior Debt whose holders delivered the Payment Blockage Notice may be made the basis of a subsequent Payment Blockage Notice by the holders of such Designated Senior Debt, whether or not within a period of 365 consecutive days, unless the default has been cured or waived for a period of not less than 90 consecutive days.

Upon any distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of us, all Senior Debt must be paid in full in cash or otherwise satisfactory to the holders of Senior Debt before the holders of the debentures are entitled to any payments whatsoever (except that the holders of debentures may receive capital stock and debt obligations that are subordinated to the Senior Debt to substantially the same extent or to a greater extent as the debentures are so subordinated).

As a result of these subordination provisions, in the event of our insolvency, holders of the debentures may recover ratably less than the holders of our Senior Debt.

If the payment of the debentures is accelerated because of an Event of Default, we shall promptly notify the holders of Senior Debt or the trustee(s) or other representatives for the holders of the Senior Debt of the acceleration. We may not pay the debentures until five business days after the holders or trustee(s) or other representatives for the holders of Senior Debt receive notice of the acceleration and after which we may pay the debentures only if the subordination provisions of the indenture otherwise permit payment at that time.

If the trustee or any holder of debentures receives any payment or distribution of our assets of any kind in contravention of any of the subordination terms of the indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the debentures before all Senior Debt is paid in full in cash or as otherwise acceptable to holders of the Senior Debt, then the payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Debt, and will be immediately paid over or delivered to the holders of Senior Debt or their representative or representatives to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Debt.

As of March 31, 2007, we had approximately $466.9 million of outstanding indebtedness, including capital leases and sale and leaseback obligations, that constituted Senior Debt. In addition, as of March 31, 2007, we also had approximately $186.3 million of indebtedness and other liabilities (such as accrued expenses and payables) of our subsidiaries which are not guarantors. This additional amount was effectively senior to the debentures. The indenture does not limit the amount of additional indebtedness, including senior debt, that we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.

No Layering of Indebtedness

We will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of Invacare and senior in right of payment to the debentures. In addition, no guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness of such guarantor that is subordinate or junior in right of payment to any Indebtedness of such guarantor and senior in right of payment to the guarantee of such guarantor of the debentures. For purposes of the foregoing, for the avoidance of doubt, no Indebtedness shall be deemed to be subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured or secured by a junior priority lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them or by virtue of structural subordination.

Other than as set forth in the preceding paragraph, the indenture does not limit the amount of additional Indebtedness, including Senior Debt, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of Indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee.

Guarantees

The debentures are guaranteed by substantially all of our direct and indirect wholly owned domestic subsidiaries as of the issue date, other than our captive insurance subsidiary, Invatection Insurance Company, and any future captive insurance companies and other than a subsidiary created to engage in receivables financing. Our foreign subsidiaries will not guarantee the debentures.

Each guarantee of the debentures will be a senior subordinated guarantee, subordinated to the Senior Debt to the same extent as the senior notes are subordinated to the Senior Debt of Invacare.

The obligations of each guarantor under its guarantee are limited to the maximum amount which, after (1) giving effect to all other contingent and fixed liabilities of such guarantor, and (2) giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the indenture, will result in the obligations of such guarantor under its guarantee not constituting a fraudulent conveyance or fraudulent transfer under Federal or state law. Each guarantor that makes a payment or distribution under its guarantee shall be entitled to a contribution from any other guarantor in a pro rata amount based on the net assets of each guarantor determined in accordance with generally accepted accounting principles in the United States. See “Risk Factors — Federal and state statutes allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the guarantees and require debenture holders to return payments received from the guarantors.” In such event, holders of debentures would be structurally subordinated to creditors of the issuer of the voided guarantee.

The indenture will require us to cause each future direct or indirect domestic subsidiary of ours that becomes a guarantor or obligor in respect of any other Indebtedness of Invacare or any of its subsidiaries that is incurred, issued or raised in a public or private U.S. capital markets transaction (“Future Guarantors”) to become subsidiary guarantors under the indenture.

Each guarantee of the debentures will provide by its terms that it shall be automatically and unconditionally released and discharged in the event that such guarantor no longer guarantees Indebtedness, including our 9 3/4% senior notes due 2015, incurred, issued or raised in a public or private U.S capital markets transaction other than the debentures.

Interest

The debentures will bear interest at a rate of 4.125% per year. We also will pay additional interest on the debentures in the circumstances described under “— Registration Rights.” Interest (including additional interest, if any), shall be payable in cash semi-annually in arrears on February 1 and August 1 of each year, commencing August 1, 2007. Interest on a debenture (including additional interest, if any), will be paid to the person in whose name the debenture is registered at the close of business on the January 15 or July 15, as the case may be (each, a “record date”), immediately preceding the relevant interest payment date (whether or not such day is a business day); provided, however, that accrued and unpaid interest (including additional interest, if any), payable upon redemption or repurchase by us will be paid to the person to whom principal is payable, in cash, unless the redemption date or repurchase date, as the case may be, is after a record date and on or prior to the interest payment date to which that record date relates in which case interest will be paid on the interest payment date to the holder on the record date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from the date the debentures are issued or from the most recent date to which interest has been paid or duly provided for.

Upon conversion of a debenture, a holder will not receive any cash payment of interest (including additional interest, if any) unless, as described below, such conversion date occurs between a record date and the interest payment date to which that record date relates. If we deliver any shares of common stock upon surrender of a debenture for conversion, we will not issue fractional shares of common stock. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day immediately prior to the conversion date. Our delivery to a holder of the full amount of cash and shares of common stock, if any, as described below under “— Conversion Procedures — Payment upon Conversion,” together with any cash payment for any fractional share, will be deemed to satisfy our obligation to pay:

•	the principal amount of the debenture, and

•	accrued but unpaid interest (including additional interest, if any) to but excluding the conversion date.

As a result, accrued but unpaid interest (including additional interest, if any) up to but excluding the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if debentures are converted after the close of business on a record date but prior to the opening of business on the interest payment date to which that record date relates, holders of such debentures at the close of business on the record date will receive the interest (including additional interest, if any), payable on the debentures on the corresponding interest payment date notwithstanding the conversion. Such debentures, upon surrender for conversion, must be accompanied by funds equal to the amount of interest (including additional interest, if any) payable on the debentures so converted on the next succeeding interest payment date; provided that no such payment need be made (1) if we have specified a redemption date or a repurchase date relating to a fundamental change that is after a record date and on or prior to the interest payment date to which that record date relates or (2) to the extent of any overdue interest (and any additional interest) if any such interest exists at the time of conversion with respect to such debenture.

Optional Redemption by Invacare

Before February 6, 2012, the debentures will not be redeemable at our option. We may redeem some or all of the debentures for cash on or after February 6, 2012 through and including February 1, 2017 if the last reported sale price per share of our common stock for at least 20 trading days during the period of 30 consecutive trading days exceeds 130% of the then applicable conversion price on such 30th trading day (such 30th trading day being no later than February 1, 2017) for a redemption price equal to 100% of the principal amount of the debentures to be redeemed, plus any accrued and unpaid interest (including additional interest, if any) up to but excluding the redemption date (the “last reported sale price” and “trading day” as defined below under “— Conversion Rights — Conversion upon Satisfaction of Sale Price Condition”). On or after February 1, 2017, we may redeem the debentures for cash in whole or part at any time for a redemption price equal to 100% of the principal amount of the debentures to be redeemed, plus any accrued and unpaid interest (including additional interest, if any) up to but excluding the redemption date.

If the redemption date occurs after a record date and on or prior to the interest payment date to which that record date relates, accrued and unpaid interest (including additional interest, if any) shall be paid on such interest payment date to the record holder on the relevant record date.

We will provide not less than 30 nor more than 60 days’ notice of redemption to each registered holder of debentures to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those debentures or portions of debentures called for redemption.

Once we have called the debentures for redemption, debentures or portions of debentures will be convertible by the holder until the close of business on the second business day before the redemption date.

If we decide to redeem fewer than all of the outstanding debentures, the trustee will select the debentures to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate. If the trustee selects a portion of a holder’s debentures for partial redemption and the holder converts a portion of its debentures, the converted portion will be deemed to be from the portion selected for redemption.

We may not redeem the debentures if we have failed to pay any interest, including additional interest, if any, on the debentures when due and such failure to pay is continuing.

Conversion Rights

General

Subject to the qualifications and the satisfaction of the conditions and during the periods described below, a holder may convert each of its debentures prior to the close of business on the business day immediately preceding stated maturity into cash, shares of our common stock, or a combination of cash and shares, as determined in our discretion, initially at a conversion rate of 40.3323 shares of common stock per debenture (equivalent to an initial conversion price of approximately $24.79 per share of common stock based on the issue price per debenture). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of its debentures so long as the debentures converted are an integral multiple of $1,000 principal amount. Upon surrender of a debenture for conversion, we will deliver cash, shares of our common stock, or a combination of cash and shares, as described below under “— Conversion Procedures — Payment upon Conversion.”

A holder may convert its debentures in whole or in part only in the following circumstances, which are described in more detail below:

•	upon satisfaction of the common stock sale price condition;

•	if the trading price of the debentures falls below a certain level;

•	if we have called the debentures for redemption;

•	on or after November 1, 2026; or

•	upon the occurrence of specified corporate transactions.

We will notify holders by press release and by written notice (with a copy to the trustee and conversion agent) once the debentures have become convertible upon any of the foregoing circumstances.

If we call a holder’s debentures for redemption, the holder may convert the debentures only until the close of business on the second business day prior to the redemption date unless we fail to pay the redemption price. If a holder has already delivered a repurchase election with respect to a debenture as described under either “— Repurchase of Debentures by Invacare at Option of Holder” or “— Repurchase of Debentures by Invacare at Option of Holder upon a Fundamental Change,” it may not surrender that debenture for conversion until it has withdrawn the repurchase election in accordance with the indenture.

If a holder converts debentures, the holder must pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion. For a discussion of the tax treatment of a conversion of the debentures, see “Certain U.S. Federal Income Tax Considerations.”

Conversion upon Satisfaction of Sale Price Condition

A holder may surrender its debentures for conversion during any fiscal quarter of Invacare commencing after the fiscal quarter ending March 31, 2007 (and only during such quarter) if the last reported sale price per share of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter is more than 130% of the applicable conversion price per share of our common stock on such last trading day.

The “last reported sale price” of any security on any date means the closing sale price (or, if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on such date as reported by The New York Stock Exchange or, if such security is not reported by The New York Stock Exchange, in composite transactions for the principal other U.S. national or regional securities exchange on which such security is traded. The closing sale price will be determined without reference to after-hours or extended market trading. If such security is not listed for trading on a U.S. national or regional securities exchange and not reported by The New York Stock Exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for such security in the over-the-counter market on the relevant date as reported by the National Quotation Bureau Incorporated or similar organization. If such security is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and asked prices for such security on the relevant date from each of at least three independent nationally recognized investment banking firms selected by us for this purpose (or if prices are not available from three such firms, from two such firms or, if prices are not available from two such firms, from one such firm).

“Trading day” means a day during which trading in securities generally occurs on The New York Stock Exchange or, if our common stock is not quoted on The New York Stock Exchange, then a day during which trading in securities generally occurs on the principal U.S. securities exchange on which our common stock is listed or, if our common stock is not quoted on The New York Stock Exchange or listed on a U.S. national or regional securities exchange, then on the other principal market on which our common stock is then traded or quoted.

Conversion upon Satisfaction of Trading Price Condition

A holder may surrender any of its debentures for conversion prior to the stated maturity during the five business days immediately following any five consecutive trading-day period in which the trading price per debenture for each trading day in that period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate of the debentures on each such trading day.

For purposes of this section, the “trading price” of the debentures on any determination date means the average of the secondary market bid quotations per debenture obtained by the bid solicitation agent for $5.0 million aggregate principal amount of the debentures at approximately 3:30 p.m., New York City time, on the determination date from three independent nationally recognized securities dealers we select, provided that if:

•	three such bids cannot reasonably be obtained by the bid solicitation agent, but two such bids are obtained, then the average of the two bids shall be used, and

•	only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used;

provided further if no bids can be reasonably obtained by the bid solicitation agent or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the debentures, then the trading price per debenture will be deemed to be less than 98% of the product of the closing price of our common stock and the applicable conversion rate.

The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but the bid solicitation agent may not be an affiliate of ours.

In connection with any conversion upon satisfaction of the above trading price condition, the conversion agent shall have no obligation to determine the trading price of the debentures unless we have requested such determination in writing; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per debenture would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate of the debentures. At such time, we shall instruct the conversion agent to determine the trading price of the debentures beginning on the next trading day and on each successive trading day until the trading day on which the trading price per debenture is greater than or equal to 98% of the product of the last reported sale price of our common stock and the applicable conversion rate of the debentures.

Conversion upon Notice of Redemption

If we call any or all of the debentures for redemption, a holder may convert any of its debentures at any time prior to the close of business on the second business day immediately prior to the redemption date.

Conversion on or After November 1, 2026

On or after November 1, 2026, a holder may convert any of its debentures at any time prior to the maturity date.

Conversion upon Specified Corporate Transactions

Certain Distributions

If we elect to:

•	distribute to all or substantially all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at a price per share less than the last reported sale price of a share of our common stock on the trading day immediately preceding the announcement date of the distribution; or

•	distribute to all or substantially all holders of our common stock, assets (including cash), debt securities or rights or warrants to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last reported sale price of our common stock on the trading day immediately preceding the announcement date for such distribution, then we must notify the trustee and holders of the debentures at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or any announcement that such distribution will not take place. No holder may exercise this right to convert if the holder otherwise could participate in the distribution without conversion of such holder’s debentures. The “ex-dividend” date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock, regular way in the regular market or the regular exchange for the common stock, to its buyer.

Certain Corporate Transactions

If a fundamental change, as defined herein, occurs, regardless of whether a holder has the right to put the debentures as described under “— Repurchase of Debentures by Invacare at Option of Holder upon a Fundamental

Change,” a holder may surrender debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual effective date of such transaction (or, if such transaction also results in holders having a right to require us to repurchase their debentures, until the fundamental change repurchase date). We will notify holders and the trustee at the same time we publicly announce such transaction (but in no event less than 15 days prior to the anticipated effective date of such transaction).

If a holder elects to convert its debentures during the period specified above on or prior to February 1, 2017 and 10% or more of the consideration for the common stock in the corporate transaction consists of consideration other than common stock that is traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or The New York Stock Exchange, we will increase the conversion rate by the additional shares as described below under “— Conversion Procedures — Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the debentures are convertible into shares of the acquiring or surviving entity.

If a transaction described above occurs, a holder can, subject to certain conditions, require us to repurchase all or a portion of its debentures as described under “— Repurchase of Debentures by Invacare at Option of Holder upon a Fundamental Change.”

Conversion Procedures

To convert a debenture, a holder must do each of the following:

•	complete and manually sign the conversion notice on the back of the debenture, or a facsimile of the conversion notice, and deliver this irrevocable notice to the conversion agent;

•	surrender the debenture to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest (including additional interest, if any), payable on the next interest payment date.

If a holder’s interest is a beneficial interest in a global debenture, to convert, that holder must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global debenture.

The date a holder complies with these requirements is the “conversion date” under the indenture. Settlement of our obligation to deliver cash and shares of common stock (if any) with respect to a conversion will occur in the manner and on the dates described under “— Payment upon Conversion” below.

The conversion agent will initially be the trustee. The conversion agent will, on a holder’s behalf, convert the debentures into cash and shares of common stock, if any. A holder may obtain copies of the required form of the conversion notice from the conversion agent. Payments of cash and, if shares of common stock are to be delivered, a stock certificate or certificates will be delivered to the holder, or a book-entry transfer through DTC will be made, by the conversion agent for the amount of cash and number of shares of common stock as set forth below under “— Payment upon Conversion.”

Payment upon Conversion

Conversion on or Prior to the Final Notice Date.  In the event that we receive your notice of conversion on or prior to the day that is 20 days prior to either maturity or, with respect to debentures being redeemed, the applicable redemption date (the “final notice date”), the following procedures will apply.

If we choose to satisfy all or any portion of our obligation (the “conversion obligation”) in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion (the “cash settlement notice period”). If we timely elect to pay cash for any portion of the shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period beginning on the day after the final day of the cash settlement notice period (the “conversion retraction period”). No such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, then settlement (in cash and/or shares) (other than with respect to any additional shares you may receive, as described under “Conversion Rate Adjustments”, for which settlement will occur as described under “Conversion Rate Adjustments”) will occur on the third business day following the final day of the 20 trading day period beginning on the day after the final day of the conversion retraction period (the “cash settlement averaging period”). Settlement amounts will be computed as follows:

•	If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares equal to (i) the aggregate principal amount of debentures to be converted divided by 1,000, multiplied by (ii) the sum of the applicable conversion rate and the applicable number of additional shares issuable upon conversion of $1,000 principal amount of debentures, if any, as described under “— Conversion Rate Adjustments.” In addition, we will pay cash for all fractional shares of common stock as described above under “— General.”

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:

•	a number equal to (i) the aggregate principal amount of debentures to be converted divided by 1,000, multiplied by (ii) the number of shares calculated pursuant to clause (ii) in the first bullet point of this paragraph; and

•	the average of the closing prices of our common stock for each trading day during the cash settlement averaging period.

•	If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you such cash amount (the “cash amount”) and a number of shares of our common stock equal to the excess, if any, of the number of shares calculated as set forth in the first bullet point of this paragraph over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 5% of the cash amount (other than cash for fractional shares of common stock), divided by (y) the closing price of our common stock. In addition, we will pay cash for all fractional shares of common stock as described above under “— General.” Because, in this case, the number of shares of our common stock that we deliver on conversion will be calculated over a 20 trading day period, holders of debentures bear the market risk that our common stock will decline in value between each day of the cash settlement averaging period and the day we deliver the shares of common stock upon conversion.

Conversion after the Final Notice Date or Following a Change of Control in connection with which you are Entitled to Receive Additional Shares.  With respect to conversion notices that we receive after the final notice date, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. Instead, at any time on or before the final notice date, if we choose to satisfy all or any portion of the conversion obligation with respect to conversions after the final notice date in cash, we will send a single notice to the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount).

Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “— Conversion on or Prior to the Final Notice Date” except that the “cash settlement averaging period” shall be the 20 trading day period beginning on the trading day after receipt of your notice of conversion (or in the event we receive your notice of conversion on the business day prior to the maturity date, the 20 trading day period beginning on the trading day after the maturity date). Settlement (in cash and/or shares) (other than with respect to any additional shares you may receive, as described under “Conversion Rate Adjustments”, for which settlement will occur as described in that section of this Prospectus) will occur on the third business day following the final day of such cash settlement averaging period.

In addition, if you elect to convert your debentures under “— Conversion Upon Specified Corporate Transactions” and you are entitled to additional shares, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. Instead, if we choose to satisfy all or any portion of the conversion obligation in cash, unless we have previously sent a notice as described below under “— Conversion After Irrevocable Election to Pay Principal in Cash,” we will send a single notice to the trustee of the dollar amount to be satisfied in cash, (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) in connection with the announcement of the relevant corporate transaction. Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “— Conversion on or Prior to the Final Notice Date” except that (a) the “cash settlement averaging period” shall be the 20 trading day period beginning on the trading day after receipt of your notice of conversion (or in the event we receive your notice of conversion on the business day prior to the maturity date, the 20 trading day period beginning on the trading day after the maturity date), and (b) if the debentures become convertible into exchange property (as defined below under “— Conversion Upon Specified Corporate Transactions”), the “closing price of our common stock” shall be deemed to equal the sum of (1) 100% of the value of any exchange property consisting of cash received per share, (2) the closing price of any exchange property received per share consisting of securities that are traded on a U.S. national securities exchange or approved for quotation on the New York Stock Exchange and (3) the fair market value of any other exchange property received per share, as determined by two independent nationally recognized investment banks selected by the trustee for this purpose. Settlement (in cash and/or shares) will occur on the third business day following the final day of such cash settlement averaging period.

Conversion after Irrevocable Election to Pay Principal in Cash or to Pay All of the Conversion Obligation in Shares.  At any time prior to maturity, we may irrevocably elect, with respect to any debentures which may be converted after the date of such election, to satisfy in cash the lesser of (a) (i) the conversion rate, multiplied by (ii) the average closing price of our common stock during the cash settlement averaging period and (b) 100% of the principal amount of any such debenture, with any remaining amount to be satisfied in shares of our common stock. In addition, at any time prior to maturity, we may irrevocably elect, with respect to any debentures which may be converted after the date of such election, to satisfy all of our conversion obligation in shares. Either such election shall be in our sole discretion without the consent of the holders of the debentures, by notice to the trustee and the holders of the debentures. If we make either such election, we may not subsequently revoke such election or make any further election hereunder.

In the event that we receive your notice of conversion after the date of such election, your notice of conversion will not be retractable and settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “— Conversion on or Prior to the Final Notice Date”, except that the “cash settlement averaging period” shall be the 20 trading day period beginning on the trading day after receipt of your notice of conversion. However, if you elect to convert your debentures under “— Conversion Upon Specified Corporate Transactions” and you are entitled to additional shares, the settlement amounts will be computed and the settlement dates will be determined in the same manner as set forth in the last paragraph of “— Conversion after the Final Notice Date or Following a Change of Control in connection with which you are Entitled to Receive Additional Shares”.

Our Senior Debt may prohibit payment of cash on the debentures, including upon conversion. In addition, the lenders will have the ability to block payments of cash on the debentures under the subordination provisions of the indenture under certain circumstances upon the occasion of certain credit facility defaults. See “— Subordination.” As a result, if we make such irrevocable election to pay principal in cash, there could be situations when we will be prohibited from making payments on the debentures upon conversion. Our failure to make such payments would constitute an Event of Default.

Conversion Rate Adjustments

The applicable conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1) the payment to all or substantially all holders of common stock of dividends or other distributions payable in shares of our common stock;

(2) subdivisions, splits and combinations of our common stock, in which event the conversion rate shall be proportionately increased or decreased;

(3) the issuance to all or substantially all holders of our common stock of rights, warrants or options (other than pursuant to any dividend reinvestment or share purchase plans) entitling them, for a period of up to 60 days from the date of issuance of the rights, warrants or options, to subscribe for or purchase common stock at less than the current market price thereof; provided that the applicable conversion rate will be subsequently readjusted to the extent that such rights, warrants or options are not exercised prior to their expiration; or

(4) distributions to all or substantially all holders of our common stock, of shares of capital stock, evidences of indebtedness or other assets, including securities (but excluding rights, warrants and options listed in (3) above, dividends or distributions listed in (1) above and distributions consisting exclusively of cash), in which event the conversion rate will be increased by multiplying it by a fraction,

•	the numerator of which will be the current market price of our common stock on the ex-dividend date fixed for the distribution; and

•	the denominator of which will be the current market price of our common stock on the ex-dividend date fixed for the distribution minus the fair market value, as determined by our board of directors, of the portion of those shares of capital stock, evidence of indebtedness or other assets so distributed in respect of one share of common stock.

If we distribute to holders of our common stock capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average of the last reported sale prices of those securities (where such last reported sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the “ex-dividend date” for such distribution on The New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

(5) distributions of cash to all holders of our common stock (excluding any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock related to any fiscal quarter does not exceed $0.0125, which amount will be proportionally adjusted in the event of any occurrence described in clauses (1) and (2) above (the “dividend threshold amount”)), in which event the conversion rate will be increased by multiplying it by a fraction,

•	the numerator of which will be the closing sale price of our common stock as of the trading day before the ex-dividend date with respect to the distribution; and

•	the denominator of which will be (i) the closing sale price of our common stock as of the trading day before the ex-dividend date minus (ii) the amount in cash per share we distribute to holders of our common stock in excess of the dividend threshold amount; provided that if an adjustment is required to be made under this clause (5) as a result of a distribution that is not a regular quarterly cash dividend, the dividend threshold amount will be deemed to be zero. The dividend threshold amount is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate, provided that no adjustment will be made to the dividend threshold amount for any adjustment made to the conversion rate under this clause (5).

As used in this section, “ex-dividend date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question.

(6) we or one of our subsidiaries makes a payment in respect of a tender offer (other than an odd-lot offer) or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the last reported sale price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event the conversion rate will be increased by multiplying it by a fraction,

•	the numerator of which will be the sum of (i) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (ii) the product of the number of shares of our common stock outstanding less any such purchased shares and the average of the last reported sale prices of our common stock on the 10 trading days commencing on and including the trading day next succeeding the expiration of the tender or exchange offer; and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the average of the last reported sale prices of our common stock on the 10 trading days commencing on and including the trading day next succeeding the expiration of the tender or exchange offer.

In addition to these adjustments, we may in our sole discretion increase the conversion rate as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes; provided however, that such increase in conversion rate shall not adversely affect the interests of holders of debentures (after taking into account U.S. federal income tax and other consequences of such increase). We may also, from time to time, to the extent permitted by applicable law and The New York Stock Exchange listing requirements, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes that determination, it will be conclusive. We will give the trustee and holders of debentures at least 15 days’ prior written notice of any such increase in the conversion rate as described in this paragraph. For a general discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate of the debentures, see “Certain U.S. Federal Income Tax Considerations — U.S. Holders — Conversion Rate Adjustments.”

“Current market price” of our common stock on any day means the average of the last reported sale price of our common stock (as defined above under “— Conversion Rights — Conversion upon Satisfaction of Sale Price Condition”) for each of the 10 consecutive trading days ending on the earlier of the day in question and the trading day before the “ex-dividend date” with respect to the issuance or distribution requiring such computation, subject to adjustment by our board of directors if the related transaction occurs during such 10-day period.

To the extent that we have a rights plan in effect upon any conversion of the debentures into common stock, a holder will receive, in addition to the common stock, the rights under the rights plan, unless, prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as described in clause (4) above. A further adjustment will occur as described in clause (4) above, if such rights become exercisable to purchase different securities, evidences of indebtedness or assets, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, binding share exchange or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in each case, in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion by a holder of its debentures it will be entitled to receive the same type of consideration that it would have been entitled to receive had it owned a number of shares of our common stock equal to the conversion rate immediately prior to any of these events multiplied by the number of debentures converted. The amounts received in settlement of our conversion obligation will be computed as set forth under “— Payment upon Conversion” above and will be determined based on the kind and amount of shares of stock, securities or other property (including cash or any combination thereof) that a holder of a number of shares of our common stock equal to the conversion rate would have owned or been entitled to receive in such transaction, which we refer to as the “exchange property”. For purposes of the foregoing, in the event holders of our common stock have the opportunity to elect the form of consideration to be received in any such transaction, we will make adequate provision whereby the holders of the debentures shall have a reasonable opportunity to determine the form of consideration into which all of the debentures, treated as a single class, shall be convertible from and after the effective date of such transaction (subject to our ability to settle the conversion obligation in cash, as set forth under “— Payment upon Conversion”). Any such determination shall be subject to any limitations to which all of the holders of the common stock are subject, such as pro rata reductions applicable to any portion of the consideration to be paid. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

However, if the transaction described above also constitutes a public acquirer change of control (as defined below), then we may in certain circumstances elect to change the conversion right in the manner described under “— Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” in lieu of changing the conversion right in the manner described in the above paragraph.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the debentures were first issued, including the issuance of shares of common stock upon the conversion or exchange of any of our Class B common shares, without par value, outstanding as of the date the debentures were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest (including additional interest), if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share.

We will not take any action that would result in an adjustment pursuant to the foregoing provisions without complying with the New York Stock Exchange’s shareholder approval rules, to the extent applicable.

Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control

If the effective date or anticipated effective date of an event under clauses (1), (3) and (4) under the definition of “change of control” as defined under “— Repurchase of Debentures by Invacare at Option of Holder upon a Fundamental Change” occurs on or prior to February 1, 2017 and 10% or more of the consideration for our common stock in the corporate transaction consists of consideration other than common stock that is traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or The New York Stock Exchange or if any other fundamental change occurs, we will increase the conversion rate for the debentures surrendered for conversion by a number of additional shares (the “additional shares”) as described below. We will notify the trustee and holders at least 15 days before the anticipated effective date of such corporate transaction and whether we elect to increase the conversion rate as described below or to modify the conversion obligation as described below.

The number of additional shares will be determined by reference to the table below, based on the date on which the corporate transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the corporate transaction. If holders of our common stock receive only cash in the corporate transaction, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sale prices (as defined under “— Conversion Rights — Conversion upon Satisfaction of Sale Price

Condition” above) of our common stock on the five trading days immediately prior to but not including the effective date of the corporate transaction.

Holders who elect to convert their debentures will receive the additional shares on the later of (1) the fifth business day following the effective date and (2) the third business day following the final day of the cash settlement averaging period.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the debentures is adjusted, as described above under “— Conversion Rate Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

The following table sets forth the stock price, effective date and number of additional shares issuable per debenture to be determined by reference to the stock price and effective date of the transaction:

	Stock Price
Effective Date	$20.24	$22.00	$24.00	$26.00	$28.00	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00

12-Feb-07	9.07	7.91	6.86	6.03	5.36	4.80	3.78	3.09	2.22	1.69	1.33	1.06	0.86	0.71
1-Feb-08	8.65	7.44	6.36	5.52	4.85	4.30	3.33	2.69	1.91	1.45	1.14	0.92	0.75	0.62
1-Feb-09	8.22	6.94	5.81	4.94	4.26	3.72	2.78	2.20	1.54	1.17	0.93	0.75	0.61	0.51
1-Feb-10	7.82	6.43	5.21	4.28	3.58	3.03	2.13	1.62	1.10	0.83	0.66	0.54	0.45	0.37
1-Feb-11	7.58	6.01	4.62	3.57	2.78	2.19	1.31	0.90	0.58	0.44	0.36	0.29	0.24	0.20
1-Feb-12	7.68	5.94	4.36	3.07	2.02	1.18	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
1-Feb-13	7.87	6.05	4.39	3.07	1.99	1.14	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
1-Feb-14	8.02	6.08	4.35	2.98	1.90	1.05	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
1-Feb-15	8.14	6.04	4.23	2.86	1.80	0.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
1-Feb-16	8.13	5.67	3.71	2.34	1.39	0.71	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
1-Feb-17	9.07	5.12	1.33	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 49.4071 per $1,000 principal amount of debentures subject to adjustments in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is in excess of $100.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•	If the stock price is less than $20.24 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, if a holder converts its debentures in connection with a corporate transaction for which the conversion rate would be increased by a number of additional shares as described above, in the case of a public acquirer change of control (as defined below), we may, at our option and in lieu of increasing the conversion rate by such number of additional shares, adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the debentures will be entitled to convert their debentures (subject to the satisfaction of the conditions to conversion described under “— Conversion Rights — Conversion upon Specified Corporate Transactions — Certain Corporate

Transactions” above and the settlement procedures described under “Conversion Procedures — Payment upon Conversion”) into a number of shares of public acquirer or surviving company’s common stock (as defined below).

The conversion rate following the effective date of such transaction will be a number of shares of such public acquirer or surviving company common stock equal to the product obtained by multiplying:

•	the conversion rate in effect immediately prior to the effective date of such transaction, and

•	the average of the quotients obtained by dividing:

(i) the acquisition value (as defined below) of our common stock by

(ii) the last reported sale price (as defined under “— Conversion Rights — Conversion upon Satisfaction of Sale Price Condition”) of the public acquirer common stock for each trading day in the 10 consecutive trading day period ending on the trading day immediately preceding the effective date of such public acquirer change of control (the “valuation period”).

The “acquisition value” of our common stock means, for each trading day in the valuation period, the value of the consideration paid per share of our common stock in connection with such public acquirer change of control, as follows:

•	for any cash, 100% of the face amount of such cash;

•	for any public acquirer common stock, 100% of the last reported sale price of such common stock on such trading day; and

•	for any other securities, assets or property, 102% of the fair market value of such security, asset or property on such trading day, as determined by three independent nationally recognized investment banks selected by us for this purpose (or if prices are not available from three such firms, from two such firms or, if prices are not available from two such firms, from one such firm).

A “public acquirer change of control” means any event constituting a corporate transaction as described under “— Conversion Rights — Conversion upon Specified Corporate Transactions — Certain Corporate Transactions” that would otherwise obligate us to increase the conversion rate as described above under “— Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” and the acquirer, the person formed by or surviving the merger or consolidation or any entity that is a direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of such acquirer’s or person’s capital stock that are entitled to vote generally in the election of directors has a class of common stock traded on a U.S. national securities exchange or quoted on The New York Stock Exchange or which will be so traded or quoted when issued or exchanged in connection with such transaction; provided that if there is more than one of such entity, the relevant entity will be such entity with the most direct beneficial ownership of such acquirer’s or person’s capital stock. We refer to such acquirer’s, person’s or other entity’s class of common stock traded on a U.S. national securities exchange or quoted on The New York Stock Exchange or which will be so traded or quoted when issued or exchanged in connection with such transaction as the “public acquirer common stock.”

Upon a public acquirer change of control, if we so elect, holders may convert their debentures (subject to the satisfaction of the conditions to conversion described under “— Conversion Rights — Conversion upon Specified Corporate Transactions — Certain Corporate Transactions” above) at the adjusted conversion rate described in the third preceding paragraph but will not be entitled to the increased conversion rate described under “— Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” above. We are required to notify the trustee and holders of our election in our written notice to holders of such transaction. As described under “— Conversion Rights — Conversion upon Specified Corporate Transactions,” holders may convert their debentures upon a public acquirer change of control during the period specified therein. In addition, a holder can also, subject to certain conditions, require us to repurchase all or a portion of its debentures as described under “— Repurchase of Debentures by Invacare at Option of Holder upon a Fundamental Change.”

We may only make such election if such public acquirer is a corporation organized under the laws of the United States, any State thereof or the District of Columbia and if we and such public acquirer execute a supplemental indenture whereby the public acquirer agrees to comply with our obligations under the debentures with respect to such public acquirer and any securities of such public acquirer that may be issuable upon conversion of the debentures.

Repurchase of Debentures by Invacare at Option of Holder

On February 1, 2017 and 2022 (each, a “repurchase date”), any holder may require us to repurchase for cash any outstanding debentures for which that holder has properly delivered and not withdrawn a written repurchase notice. The repurchase price will equal 100% of the principal amount of the debentures to be repurchased plus accrued and unpaid interest (including additional interest, if any), to, but not including, the repurchase date. If the repurchase date is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay such interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the repurchase price.

Within 25 business days before any repurchase date, we are required to give written notice to each holder and the trustee of the repurchase date and of each holder’s repurchase rights and the procedures that each holder must follow in order to require us to repurchase its debentures as described below.

A holder may submit a repurchase notice to the paying agent (which will initially be the trustee) at any time from the opening of business on the date that is 25 business days prior to the repurchase date until the close of business on the second business day prior to the repurchase date.

Any repurchase notice given by a holder electing to require us to repurchase debentures shall be given so as to be received by the paying agent no later than the close of business on the repurchase date and must state:

•	if definitive debentures have been issued, the certificate numbers of the holders’ debentures to be delivered for repurchase (or, if the debentures are not issued in definitive form, the notice of repurchase must comply with appropriate DTC procedures);

•	the portion of the principal amount of debentures to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture.

A holder may withdraw its repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the second business day prior to the repurchase date. If a holder delivers a repurchase notice, such holder may not thereafter surrender such debentures for conversion unless such repurchase notice is withdrawn as permitted below. The notice of withdrawal shall state:

•	the principal amount of debentures being withdrawn;

•	if definitive debentures have been issued, the certificate numbers of the debentures being withdrawn (or, if the debentures are not issued in definitive form, the notice of withdrawal must comply with appropriate DTC procedures); and

•	the principal amount of the debentures, if any, that remain subject to the repurchase notice.

In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act, which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

Our obligation to pay the repurchase price for debentures for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder effecting book-entry transfer of the debentures or delivering definitive debentures, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the debentures to be paid promptly following the later of the business day following the repurchase date and the time of book-entry transfer or delivery of definitive debentures, together with such endorsements.

If the paying agent holds money sufficient to pay the repurchase price of the debentures for which a repurchase notice has been delivered and not validly withdrawn in accordance with the terms of the indenture, then, immediately after the repurchase date, the debentures will cease to be outstanding and interest (including additional interest, if any) on the debentures will cease to accrue, whether or not the debentures are transferred by book entry or delivered to the paying agent. Thereafter, all of the holder’s other rights shall terminate, other than the right to receive the repurchase price upon book-entry transfer of the debentures or delivery of the debentures.

Our ability to repurchase the debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. We may be unable to purchase the debentures required under the indenture. We may not have enough funds to pay the purchase price for all tendered debentures. Moreover, our Senior Secured Credit Facilities, subject to limited exceptions, prohibit us from purchasing the debentures at any time, other than with proceeds of subordinated debt, senior secured debt other than the Senior Secured Credit Facilities, senior unsecured debt or cash on hand in compliance with the terms of our Senior Secured Credit Facilities, and any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting the purchase by us of the debentures under certain circumstances, or expressly prohibit our purchase of the debentures or provide that a purchase constitutes an event of default under that agreement. Additionally, the indenture governing our senior notes may prohibit us from purchasing the debentures under certain circumstances. If a purchase obligation arises at a time when we are prohibited from purchasing the debentures, we could seek the consent of our lenders to purchase the debentures or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase the debentures. Our failure to purchase tendered debentures would constitute an event of default under the indenture, which might constitute an event of default under the terms of our other indebtedness.

Repurchase of Debentures by Invacare at Option of Holder upon a Fundamental Change

If a fundamental change, as defined below, occurs, each holder will have the right on the fundamental change repurchase date to require us to repurchase for cash all of its debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 in principal amount or integral multiples thereof, at a fundamental change repurchase price equal to 100% of the principal amount of the debentures plus any accrued and unpaid interest (including additional interest, if any), on the debentures to but not including the fundamental change repurchase date. If the fundamental change repurchase date is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay such interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the repurchase price.

Within 15 days after the occurrence of a fundamental change, we are required to give written notice to each holder and the trustee of such occurrence and of each holder’s resulting repurchase right and the procedures that each holder must follow to require us to repurchase its debentures as described below. The fundamental change repurchase date specified by us will be no later than 20 business days after the date on which we give this notice.

The fundamental change repurchase notice given by a holder electing to require us to repurchase its debentures shall be given so as to be received by the paying agent no later than the close of business on the second business day prior to the fundamental change repurchase date and must state:

•	if certificated debentures have been issued, the certificate numbers of the holder’s debentures to be delivered for repurchase (or, if the debentures are not issued in certificated form, the fundamental change repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of debentures to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the debentures are to be repurchased by us pursuant to the applicable provisions of the indenture.

A holder may withdraw its fundamental change repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the second business day prior to the fundamental change repurchase date. If a holder delivers a repurchase notice, such holder may not thereafter surrender such debentures for conversion unless such repurchase notice is withdrawn as permitted below. The notice of withdrawal shall state:

•	the principal amount at maturity of debentures being withdrawn;

•	if certificated debentures have been issued, the certificate numbers of the debentures being withdrawn (or, if the debentures are not issued in certificated form, the notice of withdrawal must comply with appropriate DTC procedures); and

•	the principal amount of the debentures, if any, that remain subject to the fundamental change repurchase notice.

A “fundamental change” will be deemed to have occurred upon a change of control of Invacare or a termination of trading of our common stock.

A “change of control” means the occurrence of any of the following events:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) The consummation of any transaction (including, without limitation, any merger or consolidation) or the acquisition of any Voting Stock of the Company, the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares;

(4) the Company consolidates with or merges with or into any Person, or any such Person consolidates with or merges into or with the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property other than any such transaction where

(A) the outstanding Voting Stock of the Company is changed into or exchanged for (1) Voting Stock of the surviving corporation which is not Disqualified Stock or (2) cash, securities and other property (other than Capital Stock of the surviving corporation) and

(B) immediately after such transaction, the holders of Voting Stock of the Company immediately before such transaction beneficially own a majority of the Voting Stock of the surviving corporation; or

(5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

Notwithstanding the foregoing, a holder will not have the right to require us to repurchase its debentures on a change of control described in clause (4) above if 90% or more of the consideration in the transaction or transactions consists of shares of common stock traded or to be traded immediately following a change of control on a U.S. national securities exchange or New York Stock Exchange, and, as a result of the transaction or transactions, the debentures become convertible into that common stock (and any rights attached thereto).

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the debentures are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on The New York Stock Exchange nor traded on the over-the-counter market as reported by the National Quotation Bureau or similar organization.

Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the debentures. We will comply with this rule and file Schedule TO (or any similar schedule) under the Exchange Act to the extent required at that time.

If the paying agent holds money sufficient to pay the fundamental change repurchase price of the debentures which holders have elected to require us to repurchase on the business day following the fundamental change repurchase date in accordance with the terms of the indenture, then, immediately after the fundamental change repurchase date, those debentures will cease to be outstanding and interest (including additional interest, if any), on the debentures will cease to accrue, whether or not the debentures are transferred by book entry or delivered to the paying agent. Thereafter, all other rights of the holders shall terminate, other than the right to receive the fundamental change repurchase price upon book-entry transfer of the debentures or delivery of the debentures.

The term “fundamental change” is limited to specified transactions and does not include other events that might adversely affect our financial condition or business operations. The foregoing provisions would not necessarily protect holders of the debentures if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change repurchase feature of the debentures but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

Our ability to repurchase debentures for cash on the occurrence of a fundamental change is subject to important limitations. Our ability to repurchase the debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. We may be unable to purchase the debentures required under the indenture. We may not have enough funds to pay the purchase price for all tendered debentures. Moreover, our Senior Secured Credit Facilities, subject to limited exceptions, prohibit us from purchasing the debentures at any time, other than with proceeds of subordinated debt or equity issuances in compliance with the terms of our indebtedness, and our senior notes contain provisions that may prohibit payments under or repurchases of the debentures and any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting the purchase by us of the debentures under certain circumstances, or expressly prohibit our purchase of the debentures or provide that a purchase constitutes an event of default under that agreement. If a purchase obligation arises at a time when we are prohibited from purchasing the debentures, we could seek the consent of our lenders to purchase the debentures or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase the debentures. Our failure to purchase tendered debentures would constitute an event of default under the indenture, which might constitute an event of default under the terms of our other indebtedness.

The fundamental change purchase feature of the debentures may in certain circumstances make it more difficult or discourage a takeover of our company. The fundamental change purchase feature, however, is not the result of either:

(a) our management seeking to adopt a series of anti-takeover provisions; or

(b) our knowledge of any specific effort by another person:

(i) to accumulate shares of our common stock; or

(ii) to obtain control of us by means of a merger, tender offer solicitation or otherwise.

Instead, the fundamental change repurchase feature is a term frequently contained in securities similar to the debentures.

Consolidation, Merger and Sale of Assets

The indenture provides that we may not consolidate with or merge with or into any person, or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our assets to another person (other than a guarantor), unless the following conditions have been satisfied:

(a) either

(i) we are the continuing person in the case of a merger, or

(ii) the successor corporation will be a corporation organized and existing under the laws of the United States, any State, or the District of Columbia and the successor corporation (if not us) shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all of our obligations under the debentures and the indenture;

(b) immediately after giving effect to the transaction, no default or event of default would occur or be continuing; and

(c) we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer and any such supplemental indenture comply with the indenture.

The indenture provides that each guarantor may not, and we may not permit a guarantor to, consolidate with or merge with or into any person (other than the Company or any other guarantor), unless the following conditions have been satisfied:

(a) either

(i) the guarantor is the continuing person in the case of a merger, or

(ii) the successor guarantor corporation will be a corporation organized and existing under the laws of the United States, any State, or the District of Columbia and the successor guarantor corporation (if not such guarantor) shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all of our obligations under the debentures and the indenture;

(b) immediately after giving effect to the transaction, no default or event of default would occur or be continuing; and

(c) such guarantor or such successor guarantor corporation has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation or merger and any such supplemental indenture comply with the indenture.

An assumption of our obligations under the debentures and the indenture by such surviving corporation or an assumption of the obligations of a guarantor under its guarantee of the debentures and the indenture by such successor guarantor corporation might be deemed for U.S. federal income tax purposes to cause an exchange of the debentures for new debentures by the beneficial owners thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the beneficial owners. You should consult your own tax advisor regarding the tax consequences of such an assumption.

Events of Default; Notice and Waiver

The following will constitute defaults under the indenture, subject to any additional limitations and qualifications included in the indenture:

(a) a default in the payment of principal of the debentures when due at maturity, upon redemption, upon repurchase or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

(b) a default in the payment of any interest (including additional interest, if any), on the debentures when due and such failure continues for a period of 30 days past the applicable due date, whether or not such payment is prohibited by the subordination provisions of the indenture;

(c) we fail to provide notice of the occurrence of a fundamental change as required by the indenture;

(d) a default in our obligation to deliver the settlement amount upon conversion of the debentures, together with cash in respect of any fractional shares, upon conversion of any debentures and such default continues for a period of five days or more after the applicable settlement date;

(e) we fail to comply with our obligation to repurchase the debentures at the option of a holder upon a fundamental change as required by the indenture or on any other repurchase date;

(f) a default in our obligation to redeem the debentures after we have exercised our option to redeem;

(g) we fail to perform or observe any of our other covenants or warranties in the indenture or in the debentures for 60 days after written notice to us from the trustee or to us and the trustee from the holders of at least 25% in principal amount of the outstanding debentures has been received by us;

(h) (a) any default in the payment of the principal, premium, if any, or interest on any Indebtedness shall have occurred under any of the agreements, indentures or instruments under which the Company, any guarantor or any other subsidiary then has outstanding Indebtedness in excess of $25.0 million when the same shall become due and payable in full and such default shall have continued after any applicable grace period and shall not have been cured or waived and, if not already matured at its final maturity in accordance with its terms, the holder of such Indebtedness shall have the right to accelerate such Indebtedness or (b) an event of default as defined in any of the agreements, indentures or instruments described in clause (a) above shall have occurred and the Indebtedness thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated; provided that, if any Indebtedness has been properly defeased, any default on such Indebtedness (as described in clause (a) or (b) above) will not constitute a default under the indenture;

(i) one or more judgments, orders or decrees of any court or regulatory or administrative agency for the payment of money in excess of $25.0 million, either individually or in the aggregate, shall be rendered against the Company, any guarantor or any other subsidiary or any of their respective properties and shall not be discharged and either (a) any creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

(j) certain events involving bankruptcy, insolvency or reorganization by us or one of our significant subsidiaries (as defined in Regulation S-X 1.02(w)(1) or (2)); and

(k) any guarantee shall for any reason cease to be, or shall for any reason be asserted in writing by any guarantor or us not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the indenture and any such guarantee, including any release of any guarantee contemplated by the indenture.

The foregoing will constitute events of default whatever the reason for any such event of default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

If a default under the indenture occurs and is continuing and is known to the trustee, the trustee must, except as set out below, deliver to each holder of the debentures notice of the default within 90 days of the occurrence of the default, or, if later, within 15 days after it is known to the trustee. The trustee may withhold notice to the holders of the debentures of a default, except defaults in non-payment of principal or interest (including additional interest, if any) on the debentures. However, the trustee must consider it to be in the interest of the holders of the debentures to withhold this notice.

If an event of default (other than an event of default relating to certain events of bankruptcy, insolvency or reorganization of us) occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding debentures may declare the principal and accrued and unpaid interest (including additional interest, if any), on the outstanding debentures to be immediately due and payable. In case of certain events of bankruptcy, insolvency or reorganization involving us, the principal and accrued and unpaid interest (including additional interest, if any), on the debentures will automatically become immediately due and payable. Under certain circumstances, the holders of a majority in principal amount of the outstanding debentures may rescind such acceleration with respect to the debentures and, as is discussed below, waive these past defaults.

The holders of a majority in principal amount of outstanding debentures will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee or of exercising any trust or power conferred on the trustee, subject to limitations specified in the indenture. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder of the debentures or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The holders of a majority in principal amount of outstanding debentures may waive any past defaults under the indenture, except (i) a default due to the non-payment of principal or interest (including additional interest, if any), (ii) a failure to provide notice of a fundamental change to the trustee and each holder when required pursuant to the indenture, (iii) a failure to convert any debentures when required pursuant to the terms of the Indenture, (iv) a default arising from our failure to redeem or repurchase any debentures when required pursuant to the terms of the indenture or (v) a default in respect of any covenant that cannot be amended without the consent of each holder affected.

No holder of the debentures may pursue any remedy under the indenture, except in the case of a default due to the non-payment of principal or interest (including additional interest, if any), on the debentures, unless:

•	the holder has given the trustee written notice of a default;

•	the holders of at least 25% in principal amount of outstanding debentures make a written request to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of outstanding debentures; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

The indenture requires us (i) every year to deliver to the trustee a statement as to performance of our obligations under the indenture and as to any default, and (ii) to deliver to the trustee prompt notice of any default.

A default in the payment of the debentures, or a default with respect to the debentures that causes them to be accelerated, may give rise to a cross-default under our existing and future borrowing arrangements.

Legal Defeasance and Covenant Defeasance

The debentures will not be subject to any defeasance provisions under the indenture.

Provision of Financial Statements

Notwithstanding that we may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the indenture will require us to file with the SEC (and make available to the trustee and holders of the debentures (without exhibits), without cost to any holder, within 15 days after we file them with the SEC) from and after the issue date,

(a) within the time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(b) within the time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-Q after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(c) within the time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 8-K after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(d) any other information, documents and other reports which we would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that we shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event we will make available such information to prospective purchasers of debentures, in addition to providing such information to the trustee and the holders of the debentures, in each case within 15 days after the time we would be required to file such information with the SEC, if it were subject to Section 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, we will agree that, for so long as any debentures are outstanding, we will furnish to holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

The indenture will require us to hold a quarterly conference call for the holders of the debentures to discuss our operating results within five business days from the date that we would otherwise be required to file reports as set forth above.

Notwithstanding anything herein to the contrary, we will not be deemed to have failed to comply with any of our obligations hereunder for purposes of clause (g) under “— Events of Default; Notice and Waiver” until 15 days after the date any report hereunder is due.

Amendment and Modification

The consent of the holders of a majority in principal amount of the outstanding debentures is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding debenture if it would:

•	reduce the principal amount of or change the stated maturity of any debenture;

•	alter the manner of calculation of, reduce the rate of accrual for, or extend the time for payment of interest (including additional interest, if any), on any debenture;

•	reduce any amount payable upon redemption or repurchase of any debenture (including upon the occurrence of a fundamental change) or change the time at which or circumstances under which the debentures may or shall be redeemed or repurchased;

•	impair the right of a holder to institute suit for payment on or conversion of any debenture;

•	change the currency in which any debenture is payable;

•	impair the right of a holder to convert any debenture or reduce the number of common shares or any other property receivable upon conversion;

•	modify the redemption provisions of the indenture in a manner adverse to the holders;

•	change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture; or

•	subject to specified exceptions, amend or modify certain of the provisions of the indenture relating to amendment or modification or waiver of provisions of the indenture or reduce the percentage of the aggregate principal amount of outstanding debentures necessary to amend, modify or supplement the indenture or the debentures or waive an event of default; or

•	modify any of the subordination provisions of the indenture in a manner adverse to the holders of debenture.

We and the trustee may modify certain provisions of the indenture without the consent of the holders of the debentures, including to:

•	add guarantees with respect to the debentures or secure the debentures;

•	remove guarantees as provided in the indenture;

•	provide for conversion rights of holders of debentures if any reclassification or change of the common shares or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	evidence the assumption of our obligations by a successor person (and the public acquirer, as applicable) under the provisions of the indenture relating to consolidations, mergers and sales of assets involving us or evidence the assumption by a successor guarantor person of a guarantor’s obligations under its guarantee in the case of a merger or consolidation under the provisions of the indenture relating to mergers and consolidations of guarantors;

•	surrender any of our rights or powers under the indenture;

•	add covenants or events of default for the benefit of the holders of debentures;

•	cure any ambiguity or correct any mistake or inconsistency in the indenture;

•	modify or amend the indenture to permit the qualification of the indenture under the Trust Indenture Act of 1939 as then in effect;

•	establish the forms or terms of the debentures;

•	change the conversion rate in a manner provided in the indenture;

•	irrevocably elect to pay the principal of the debentures in cash or to pay all of the conversion obligation in shares in the manner provided in the indenture;

•	evidence the acceptance of appointment by a successor trustee;

•	provide for uncertificated debentures in addition to or in place of certificated debentures; provided, however, that the uncertificated debentures are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, or in a manner such that the uncertificated debentures are described in Section 163(f)(2)(B) of the Internal Revenue Code of 1986;

•	to conform any non-conforming language or defined terms in the text of the indenture or the debentures to any provision of the “Description of the Debentures” section of the offering memorandum dated February 5, 2007 pursuant to which the debentures were offered and sold, so that such provision in the “Description of the Debentures” section reflects a verbatim recitation of a provision of the indenture or the debentures; and

•	make other changes to the indenture or forms or terms of the debentures, provided no such change individually or in the aggregate with all other such changes has or will have a material adverse effect on the interests of the holders of the debentures.

Calculations in Respect of Debentures

We will be responsible for making all calculations called for under the debentures, unless otherwise set forth above. These calculations include, but are not limited to, determinations of the market prices of our common stock, the amount of accrued interest (including additional interest, if any) payable on the debentures and the conversion rate of the debentures. We will make all these calculations in good faith, and, absent manifest error, our calculations will be final and binding on holders of debentures. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and the conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of debentures upon the written request of that holder.

Trustee, Paying Agent and Conversion Agent

We have appointed Wells Fargo Bank, N.A., as the trustee under the indenture, as paying agent, conversion agent, bid solicitation agent, debenture registrar and custodian for the debentures. The trustee or its affiliates may also provide banking and other services to us in the ordinary course of their business.

Notices

Except as otherwise described herein, notices to registered holders of the debentures will be delivered to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of delivery.

Registration Rights

Pursuant to a registration rights agreement we entered into with the initial purchasers of the debentures for the benefit of the holders of the debentures, we have filed with the SEC a shelf registration statement, of which this prospectus is a part, covering resales by holders of the debentures and the common shares issuable upon conversion of the debentures.

Our obligation under the registration rights agreement to use commercially reasonable efforts to keep the shelf registration statement effective expires upon the earliest of the date on which the debentures and the shares of common stock issuable upon conversion of the debentures:

(1) have been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement;

(2) are transferred in compliance with Rule 144 under the Securities Act or transferable pursuant to Rule 144(k) under the Securities Act;

(3) cease to be outstanding (whether as a result of redemption, repurchase and cancellation, conversion or otherwise); or

(4) have otherwise been transferred and new debentures or shares of common stock not subject to transfer restrictions under the Securities Act have been delivered by or on behalf of Invacare in accordance with the indenture.

In order to sell debentures or common stock pursuant to the registration statement, a holder must complete and deliver a selling securityholder notice and questionnaire to us. To be named as a selling securityholder in the related prospectus at the time of effectiveness of the registration statement, a holder must have completed and delivered the questionnaire to us on or prior to the 10th business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after effectiveness of the registration statement, together with any other information we may reasonably request from a holder, we will, within 15 business days, file any amendments to the registration statement or supplements to the related prospectus as are necessary to permit you to deliver a prospectus to purchasers of debentures or common stock sold pursuant to the registration statement, provided that if such notice is delivered during a suspension period referred to below or within 15 business days prior to the commencement of such a suspension period, such amendments or supplements need not be filed until the 15th business day following the expiration of such suspension period. It will be a registration default and we will pay the predetermined additional interest described below to the holder if we fail to make the filing in the time period required or, if such filing is a post-effective amendment to the registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing.

Upon filing the shelf registration statement, we will:

•	provide to each holder named as a selling securityholder copies of the prospectus that is a part of the registration statement; and

•	take certain other actions as are required to permit unrestricted resales of the debentures and the common stock issuable upon conversion of the debentures.

Each holder who sells securities pursuant to the registration statement generally:

•	will be required to be named as a selling securityholder in the related prospectus;

•	may be required to deliver a prospectus to the purchaser;

•	will be subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	will be bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

We may suspend the holder’s use of the prospectus for a period, which is referred to as a “suspension period,” not to exceed 30 days in any 90 day period, and not to exceed an aggregate of 90 days in any 360 day period, if:

•	the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we determine in good faith that the disclosure of this material non-public information would be detrimental to us and our subsidiaries.

We refer to each of the following as a registration default:

•	the registration statement has not been filed prior to or on the 90th day following the earliest date of original issuance of any of the debentures;

•	the registration statement has not been declared effective prior to or on the 210th day following the earliest date of original issuance of any of the debentures, which we refer to as the effectiveness target date; or

•	we do not comply with our obligations to name a holder as a selling security holder in the prospectus or file a post-effective amendment or have such post-effective amendment declared effective within the required time periods as specified above;

•	at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the lapse of effectiveness or usability of the registration statement within 10 business days (or if a suspension period is then in effect, within 10 business days following the expiration of such suspension period) by a post-effective amendment, prospectus supplement or report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 30th day, as the case may be or (3) if suspension periods exceed an aggregate of 90 days in any 360 day period.

If a registration default occurs, additional interest will accrue on the debentures that are transfer restricted securities, from and including the day following the registration default to but excluding the earlier of (1) the date on which the registration default has been cured and (2) the date the registration statement is no longer required to be kept effective. Additional interest will be paid semi-annually in arrears on each February 1 and August 1 and will accrue at a rate per year equal to:

•	0.25% of the principal amount of a debenture to and including the 90th day following such registration default; and

•	0.50% of the principal amount of a debenture from and after the 91st day following such registration default.

In no event will additional interest accrue at a rate per year exceeding 0.50%. For the avoidance of doubt, if we fail to register both the debentures and the common stock deliverable upon conversion of the debentures, then additional interest will be payable in connection with the registration default relating to the failure to register the debentures.

If a holder converts some or all of its debentures into common stock when there exists a registration default with respect to the common stock, the holder will not be entitled to receive additional interest on such common stock. Such holder will receive, on the settlement date for any debentures submitted for conversion during a registration default, accrued and unpaid additional interest to the conversion date relating to such settlement date. If a registration default with respect to the common stock occurs after a holder has converted its debentures into common stock, such holder will not be entitled to any compensation with respect to such common stock.

Governing Law

The debentures and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Form, Denomination, Exchange, Registration and Transfer

The debentures were issued:

•	in fully registered form;

•	without interest coupons; and

in denominations of $1,000 principal amount and integral multiples of $1,000. Holders may present debentures for conversion, registration of transfer and exchange at the office maintained by us for such purpose, which will initially be the corporate trust office of the trustee.

Payment and Paying Agent

We will maintain an office or agent where we will pay the principal on the debentures and a holder may present the debentures for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We will pay interest on any debentures by wire transfer in immediately available funds.

Payments on the debentures represented by the global debenture referred to below will be made to The Depository Trust Company, New York, New York, which is referred to herein as DTC, or its nominee, as the case may be, as the registered owner thereof, in immediately available funds.

Book-Entry Delivery and Settlement

DTC will act as securities depository for the debentures. The debentures will be represented by one or more registered global debentures in book-entry form (referred to as the registered global debenture) registered in the name of Cede & Co. (the nominee of DTC), or such other name as may be requested by an authorized representative of DTC. Accordingly, beneficial interests in the debentures will be shown on, and transfers of the debentures will be effected only through, records maintained by DTC and its participants. Except in the limited circumstances described in the indenture, owners of beneficial interests in the registered global debenture representing the debentures will not be entitled to receive debentures in definitive form and will not be considered holders of debentures under the indenture.

DTC has advised us and the initial purchasers as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

•	DTC holds securities that its participants (referred to as direct participants) deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, trust companies, clearing corporations and certain other organizations.

•	DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC in turn is owned by a number of direct participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, FICC and EMCC, also subsidiaries of DTCC), as well as by the NYSE, the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

•	Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (referred to as indirect participants).

•	The rules applicable to DTC and its participants are on file with the SEC.

Purchases of debentures under DTC’s system must be made by or through direct participants, which will receive a credit for such debentures on DTC’s records. The ownership interest of each actual purchaser of debentures represented by the registered global debenture (referred to as the beneficial owner) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the registered global debenture representing the debentures are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive debentures in definitive form, except in the event that use of the book-entry system for such debentures is discontinued or upon the occurrence of certain other events described in this prospectus.

To facilitate subsequent transfers, the registered global debenture representing debentures that are deposited by direct participants are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the registered global debenture with DTC and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the registered global debenture representing the debentures; DTC’s records reflect only the identity of the direct participants to whose accounts such debentures are credited, which may or may not be the beneficial owners. The direct or indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the debentures represented by the registered global debenture to those persons may be limited. In addition, because DTC can act only on behalf of its direct participants, who in turn act on behalf of persons who hold interests through direct participants, the ability of a person having an interest in debentures represented by the registered global debenture to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (or any other DTC nominee) will consent or vote with respect to the registered global debenture representing the debentures unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy (referred to as an omnibus proxy) to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debentures are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the registered global debenture representing the debentures will be made to Cede & Co., or such nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those direct and indirect participants and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee) is our responsibility, disbursement of those payments to direct participants is the responsibility of DTC, and disbursement of those payments to the beneficial owners is the responsibility of the direct and indirect participants. Neither we nor the trustee as paying agent will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the debentures by DTC or the direct or indirect participants or for maintaining or reviewing any records of DTC or the direct or indirect participants relating to ownership interests in the debentures or the disbursement of payments in respect of the debentures.

Debentures represented by the registered global debenture will be exchangeable for debentures in definitive form with the same terms only if: (1) DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; (2) we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or (3) a default under the indenture occurs and is continuing.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Same-Day Funds Settlement System and Payment

We will make all payments of principal and interest in immediately available funds.

Secondary trading in long-term notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the debentures will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the debentures will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the debentures.

Rule 144A Information Request

We will furnish to the holders or beneficial holders of the debentures or the underlying common stock and prospective purchasers, upon their request, the information, if any, required under Rule 144A(d)(4) under the Securities Act until the second anniversary of the last issuance of the debentures pursuant to the purchase agreement with the initial purchasers.

Definitions

“Capital Stock” of any Person means any and all shares, units, interests, participations, rights in or other equivalents (however designated) of such Person’s capital stock, other equity interests whether now outstanding or issued after the date of the indenture, partnership interests (whether general or limited), limited liability company interests, any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, including any Preferred Stock, and any rights (other than debt securities convertible into Capital Stock), warrants or options exchangeable for or convertible into such Capital Stock.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who: (1) was a member of the board of directors on the date of the indenture; or (2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

“Designated Senior Debt” means (i) the Senior Secured Credit Facilities, (ii) our 9 3/4% senior notes due 2015 and (iii) any particular senior debt which has at the time of the giving of the payment blockage notice an aggregate outstanding principal amount in excess of $25 million, if the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such indebtedness shall be “designated senior debt” for purposes of the indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt).

“Disqualified Stock” means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the principal of the debentures or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (other than upon a change of control of or sale of assets by us in circumstances where the holders of the debentures would have similar rights), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, which are in effect from time to time.

“Indebtedness” means, with respect to any person, all obligations, whether or not contingent, of such person

(i) (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on our assets that is

•	given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or

•	existing on property at the time of acquisition thereof),

(b) evidenced by a note, debenture, bond or other written instrument,

(c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) that provides that we are contractually obligated to purchase or cause a third party to purchase and thereby guarantee a minimum residual value of the lease property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property,

(d) in respect of letters of credit, bank guarantees or bankers’ acceptances (including reimbursement obligations with respect to any of the foregoing),

(e) with respect to indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed by or shall otherwise be such person’s legal liability,

(f) in respect of the balance of deferred and unpaid purchase price of any property or assets,

(g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements;

(ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, “take or pay” and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and

(iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Senior Secured Credit Facilities” means the credit agreement, dated as of February 12, 2007, among us, as borrower, certain of our subsidiaries, as borrowers and guarantors and the lenders named therein, including any deferrals, renewals, extensions, replacements, refinancings or refundings thereof, or amendments, modifications or supplements thereto and any agreement providing therefor whether by or with the same or any other lender, creditor, group of lenders or group of creditors and including the related notes, guarantee agreements and other instruments and agreements executed in connection therewith.

“Senior Debt” means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in or in respect of any of our indebtedness (including, without limitation, any obligations in respect of such indebtedness and any interest accruing after the filing of a petition by or against us under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions, refinancings or refundings of, or amendments, modifications or supplements to the foregoing). Senior debt includes the Senior Secured Credit Facilities and our 9 3/4% senior notes due 2015. However, senior debt does not include:

•	indebtedness evidenced by the debentures,

•	any liability for federal, state, local or other taxes owed or owing by us,

•	our indebtedness to any of our subsidiaries except to the extent such indebtedness is a type described in clause (ii) of the definition of indebtedness,

•	our trade payables for goods, services or materials purchased in the ordinary course of business (other than, to the extent they may otherwise constitute such trade payables, any obligations of the type described in clause (ii) of the definition of indebtedness), and

•	any particular indebtedness in which the instrument creating or evidencing the same expressly provides that such indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the debentures.

“Stated Maturity” means, when used with respect to any Indebtedness or any installment of interest thereon, the dates specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest, as the case may be, is due and payable.

“Voting Stock” of a Person means Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

To ensure compliance with requirements imposed by certain U.S. Treasury Regulations, you are hereby notified that the tax discussion and any conclusions contained herein (i) are written in connection with the offering and sale of the debentures by the selling securityholders, and (ii) are not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding any penalties which may be imposed on the taxpayer by the U.S. Internal Revenue Service (“IRS”). Each holder of debentures should seek advice with respect to the U.S. federal, state, local, and non-U.S. tax consequences of the transactions discussed herein based on its particular circumstances from an independent tax advisor.

In General

The following discussion is a summary of the material U.S. federal income tax consequences and, in the case of a non-U.S. Holder (as defined below), the material U.S. federal estate tax consequences relevant to the purchase, ownership and disposition of the debentures and our common shares into which the debentures may be converted, but this summary does not purport to be a complete analysis of all potential tax effects to beneficial owners of the debentures and our common shares.

•	The discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations issued thereunder, IRS rulings and pronouncements and judicial decisions in effect or in existence as of the date of this prospectus, all of which are subject to change or differing interpretations at any time. Any such change or differing interpretations may be applied retroactively in a manner that could adversely affect beneficial owners of the debentures and our common shares and the continued validity of this summary.

•	This discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances (such as the application of the alternative minimum tax) or that may be relevant to you because you are subject to special rules, including but not limited to rules applicable to certain financial institutions, certain U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, U.S. holders whose functional currency is not the U.S. Dollar, tax-exempt organizations, individual retirement accounts and tax-deferred accounts, controlled foreign corporations, passive foreign investment companies and regulated investment companies and shareholders of such corporations, pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities, and persons holding the debentures or our common shares as part of a “straddle,” “hedge,” “synthetic security,” “constructive sale,” “conversion transaction,” “wash sale” or other integrated transaction.

•	This discussion only applies to you if you are a beneficial owner of a debenture and you purchase your debentures for cash in the original issue and at the debentures’ “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of debentures are sold to the public other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers for cash).

•	Except where specifically indicated, this summary does not discuss the effect of any other U.S. federal tax laws (including, but not limited to, U.S. federal estate and gift tax), or any applicable state, local or foreign tax laws.

•	The discussion deals only with debentures and our common shares held by you as “capital assets” (generally, assets held for investment) within the meaning of Section 1221 of the Code.

As used herein, “U.S. Holder” means a beneficial owner of the debentures or the common shares into which the debentures may be converted that is for U.S. federal tax purposes:

•	an individual that is a citizen or resident of the U.S., including a resident alien individual meeting the requirements under Section 7701(b) of the Code,

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of the Code) can control all substantial decisions of the trust (or if a valid election is in effect under the applicable U.S. Treasury Regulations to treat the trust as a “United States person”).

A “non-U.S. Holder” is a beneficial owner of the debentures or the common shares into which the debentures may be converted that is neither a U.S. Holder nor a partnership (or an entity or arrangement classified as a partnership) for U.S. federal tax purposes.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurances that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition (including a conversion) of the debentures or our common shares or that any such position would not be sustained.

If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the debentures or the common shares that may be issued upon conversion of the debentures, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. This discussion does not address the tax consequences to you if you hold the debentures or our common shares through a partnership, an entity or arrangement classified as a partnership or any other pass-through entity.

Please consult your own tax advisors with regard to the application of the U.S. federal income and estate tax consequences discussed below to your particular situation and the application of any other U.S. federal as well as state, local or foreign tax laws and tax treaties, including gift and estate tax laws.

U.S. Holders

This section applies to you if you are a U.S. Holder.

Interest Payments

•	If you are a cash method taxpayer for U.S. federal income tax purposes (including most individuals), you must include the interest on your debentures in your gross income when you receive it (actually or constructively).

•	If you are an accrual method taxpayer for U.S. federal income tax purposes, you must include the interest on your debentures in your gross income at the time it accrues (i.e., when all events that fix, with reasonable certainty, your rights with respect to the interest).

•	In certain circumstances (as described in “Description of the Debentures — Registration Rights”) we may be obligated to pay amounts in excess of stated interest on the debentures. According to U.S. Treasury Regulations, the possibility that any such payments in excess of stated interest will be made will not affect the amount of interest income you recognize if there is only a remote chance as of the date the debentures were issued that such payments will be made. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of additional interest as part of the yield to maturity of any debentures. Our determination that this contingency is remote is binding on you unless you disclose your contrary position in the manner required by applicable U.S. Treasury Regulations. The IRS, however, may take a different position, which could affect the character, amount and timing of income that you must recognize. If, contrary to our expectations, we pay additional interest, although it is not free from doubt, such additional interest should be taxable to you as ordinary interest income at the time it accrues or is paid in accordance with your regular method of tax accounting. In the event we pay additional interest on the debentures, you should consult your own tax advisor regarding the treatment of such amounts.

Sale, Exchange, Redemption or Other Disposition of Debentures

On the sale, exchange (other than in a tax-free transaction), redemption, retirement or other taxable disposition of your debenture (other than conversion of a debenture into cash, our common shares or a combination of cash and our common shares, the U.S. federal income tax consequences of which are described in “— U.S. Holders — Conversion of Debentures” below):

•	You will recognize taxable gain or loss equal to the difference between the amount realized upon such disposition (less a portion allocable to any accrued and unpaid interest, as explained below) and your tax basis in the debenture.

•	In general, your tax basis in the debenture is the amount you paid for the debenture.

•	Your gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if you have held the debenture for more than one year at the time of the disposition. Otherwise, your gain or loss will be a short-term capital gain or loss. For some non-corporate taxpayers (including individuals) long-term capital gains will be subject to a maximum tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitation under the Code.

•	If you sell your debenture between interest payment dates, a portion of the amount you receive will reflect interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as interest income to the extent not previously included in your gross income (and not as sale proceeds) and will be taxed as ordinary income rather than capital gain.

Conversion of Debentures

Your debentures may be converted into cash, our common shares or a combination of cash and our shares as described in “Description of the Debentures — Conversion Rights”.

The conversion of a debenture solely into our common shares will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, upon the conversion of your debenture solely into our common shares:

•	You generally will not recognize taxable gain or loss as a result of converting your debenture solely into our common shares (except with respect to cash received in lieu of a fractional share of our common shares and cash received attributable to accrued and unpaid interest), subject to the discussion under “— U.S. Holders — Conversion Rate Adjustments” below regarding the possibility that the adjustment to the conversion rate of a debenture converted in connection with a fundamental change may be treated as a taxable stock dividend.

•	The tax basis of our common shares received by you as a result of the conversion (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest) will be the same as the tax basis of the converted debenture immediately before such conversion.

•	The holding period of our common shares received by you as a result of the conversion (other than shares attributable to accrued interest) will include the holding period of the converted debenture.

On the conversion of a debenture solely into cash, you will generally be subject to the rules described under “— U.S. Holders — Sale, Exchange, Redemption or Other Disposition of Debentures” above.

The tax consequences of the conversion of a debenture into a combination of cash and our common shares are not entirely clear. You may be treated as exchanging the debenture for our common shares and cash in a recapitalization for U.S. federal income tax purposes. In such case, you would not be permitted to recognize loss, but would be required to recognize gain. The amount of gain recognized by you would equal the lesser of (i) the excess (if any) of (A) the amount of cash received (excluding any cash received in lieu of a fractional common share and any cash received attributable to accrued and unpaid interest) plus the fair market value of our common shares received (treating a fractional common share as issued and received for this purpose and excluding any such common shares that are attributable to accrued and unpaid interest) upon conversion over (B) your tax basis in the converted debenture, and (ii) the amount of cash received upon conversion (other than any cash received in lieu of a fractional common share and any cash received attributable to accrued and unpaid interest). Subject to the discussion under “— U.S. Holders — Conversion Rate Adjustments” below regarding the possibility that the adjustment to the conversion rate of a debenture in connection with a certain corporate transactions may be treated as a taxable stock dividend, the gain recognized by you upon conversion of a debenture will be long-term capital gain if you held the debenture for more than one year, or short-term capital gain if you held the debenture for one year or less, at the time of the conversion. For some non-corporate taxpayers (including individuals) long-term capital gains will be subject to a maximum tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitation under the Code. Your tax basis in the common shares received (including any fractional share for which cash is paid, but excluding shares attributable to accrued and unpaid interest) generally would equal the tax basis of the converted debenture, decreased by the amount of cash received (other than cash in lieu of a fractional common share and any cash attributable to accrued and unpaid interest), and increased by the amount of gain (if any) recognized upon conversion (other than any gain recognized as a result of cash received in lieu of a fractional common share). Your holding period in the common shares (other than shares attributable to accrued and unpaid interest) would include the holding period in the converted debenture.

Alternatively, the conversion of a debenture into cash and our common shares may be treated as in part a payment in redemption for cash of a portion of the debenture and in part a conversion of a portion of the debenture into common shares. In such case, your aggregate tax basis in the debenture would be allocated between the portion of the debenture treated as redeemed and the portion of the debenture treated as converted into common shares on a pro rata basis. You generally would recognize capital gain or loss with respect to the portion of the debenture treated as redeemed equal to the difference between the amount of cash received by you (other than amounts attributable to accrued and unpaid interest) and your tax basis in the portion of the debenture treated as redeemed. See “— U.S. Holders — Sale, Exchange, Redemption or Other Disposition of Debentures” above.

With respect to the portion of the debenture treated as converted, you generally would not recognize any gain or loss (except with respect to cash received in lieu of a fractional common share and cash received attributable to accrued and unpaid interest), subject to the discussion under “— U.S. Holders — Constructive Distributions” below regarding the possibility that the adjustment to the conversion rate of a debenture in connection with certain corporate transactions may be treated as a taxable stock dividend. The tax basis allocated to the portion of the debenture treated as converted into common shares would be your tax basis in the common shares (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest). Your holding period in the common shares (other than shares attributable to accrued interest) would include the holding period in the converted debenture.

With respect to cash received in lieu of a fractional common share, you would be treated as if the fractional share were issued and received and then immediately redeemed for cash. Accordingly, you generally would recognize gain or loss equal to the difference between the cash received and that portion of your tax basis in the common shares (determined as discussed above) attributable to the fractional share.

Any cash and the value of any portion of our common shares that is attributable to accrued and unpaid interest on the debentures not yet included in income by you would be taxed as ordinary income. The basis in any shares of common shares attributable to accrued and unpaid interest would equal the fair market value of such shares when received. The holding period in any shares of common shares attributable to accrued and unpaid interest would begin on the day after the date of conversion.

If you convert a debenture between a record date for an interest payment and the next interest payment date and consequently receive a payment of cash interest, as described in “Description of the Debentures — Interest” above, you should consult your own tax advisor concerning the appropriate treatment of such payments.

U.S. Holders are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of converting their debentures into cash, our common shares, or a combination of cash and our common shares.

In the event of certain corporate transactions as described under “Description of the Debentures — Conversion Rate Adjustments” and “— Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” above, the conversion obligation may be adjusted and, depending on the facts and circumstances at the time of such corporate transaction, such adjustment may result in a deemed exchange of the outstanding debentures, which may be a taxable event for U.S. federal income tax purposes.

U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of such an adjustment upon a business combination.

Distributions

If, after you acquire our common shares upon a conversion of a debenture, we make a distribution in respect of such common shares, such distribution will be treated as a dividend and will be included in the your gross income when paid to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If the distribution is in excess of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in such common shares and thereafter as capital gain from the sale or exchange of such common shares. Subject to certain exceptions, dividends received by a non-corporate taxpayer in taxable years beginning before January 1, 2011 generally will be taxed at the lower applicable capital gains rate provided that the taxpayer satisfies certain holding period requirements. Dividends received by a corporate taxpayer may be eligible for a dividends received deduction, subject to satisfaction of certain applicable requirements including certain holding period requirements.

Conversion Rate Adjustments

The terms of the debentures allow for changes in the conversion rate of the debentures under certain circumstances. A change in conversion rate that allows the beneficial owners of the debentures to receive more common shares on conversion may increase their proportionate interests in our earnings and profits or assets. In that case, the beneficial owners of the debentures may be treated as though they received a taxable distribution in the form of our common shares. A taxable constructive stock distribution would result, for example, if the conversion rate is adjusted to compensate the beneficial owners of the debentures for distributions of cash or property to our shareholders. The adjustment to the conversion rate of debentures in connection with certain corporate transactions, as described under “Description of the Debentures — Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” above, also may be treated as a taxable stock distribution. Not all changes in the conversion rate that result in the beneficial owners of the debentures receiving more common shares on conversion, however, increase their proportionate interests in us. For instance, a change in conversion rate could simply prevent the dilution of the interests of the beneficial owners of the debentures upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the interests of the beneficial owners of the debentures and the conversion rate is not adjusted, the resulting increase in the proportionate interests of the beneficial owners of our common shares could be treated as a taxable stock distribution to such beneficial owners. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion rate that is treated as a distribution of common shares would be treated for U.S federal income tax purposes in the same manner as distributions on our common shares paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits (with the recipient’s tax basis in its debenture or common shares (as the case may be) being increased by the amount of such dividend), with any excess treated as a tax-free return of the holder’s investment in its debenture or common shares (as the case may be) or as capital gain.

U.S. Holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for the maximum 15% rate or the dividends received deduction described in the previous paragraph as the requisite applicable holding period requirements might not be considered to be satisfied.

Sale or Exchange of Common Shares

Upon the sale or exchange of our common shares, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) your tax basis in the common shares. Such capital gain or loss will be a long-term capital gain or loss if you have held the common shares for more than one year at the time of the disposition. Otherwise, your gain or loss will be a short-term capital gain or loss. For some non-corporate taxpayers (including individuals) long-term capital gains will be subject to a maximum tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for disposition occurring during taxable years beginning on or after January 1, 2011. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitation under the Code.

Information Reporting and Backup Withholding

Under the tax rules concerning information reporting and backup withholding to the IRS:

•	If you hold your debentures and/or our common shares through a broker or other securities intermediary, such intermediary must provide information to the IRS and to you on IRS Form 1099 concerning interest, dividends, or disposition proceeds on the debentures or our common shares, unless an exemption applies.

•	Similarly, unless an exemption applies, you must provide the intermediary or us with your correct Taxpayer Identification Number (“TIN”), for use in reporting information to the IRS. If you are an individual, this generally is your social security number. You are also required to comply with other IRS requirements concerning information reporting, including a certification, signed under the penalties of perjury, that you are not subject to backup withholding and that you are a U.S. person.

•	If you are subject to these requirements but do not comply, the intermediary must withhold a percentage of all amounts payable to you on the debentures (including principal payments) or our common shares. Under current law, this percentage will be 28% through 2010, and 31% thereafter. This is called “backup withholding.” Backup withholding may also apply if we are notified by the IRS that such withholding is required or that the TIN you provided is incorrect.

•	Backup withholding is not an additional tax. You may use the withheld amounts, if any, as a credit against your U.S. federal income tax liability (or may claim a refund) as long as you timely provide the required information to the IRS.

•	All individuals are subject to these requirements. Some non-individual holders, including all corporations, tax-exempt organizations and individual retirement plans, are exempt from these requirements.

Non-U.S. Holders

This section applies to you if you are a non-U.S. Holder.

Interest Payments

Subject to the discussion below concerning effectively connected income and backup withholding, payments of principal of and interest on your debentures by us or our paying agent (in its capacity as such) to you will not be subject to U.S. federal income and withholding tax, provided that in the case of interest you satisfy one of two tests:

•	The first test (the “portfolio interest” test) is satisfied if:

•	you do not own, directly or indirectly, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” (within the meaning of the Code) for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Code);

•	you are not a bank receiving interest on the debentures on an extension of credit made pursuant to a loan arrangement entered into in the ordinary course of your trade or business; and

•	you certify to us or our paying agent on IRS Form W-8BEN (or appropriate substitute form), which can reliably be related to you, under penalties of perjury, that you are not a “United States person” within the meaning of the Code and provide us or our paying agent your name and address. If you hold the debentures through a securities clearing organization, bank, financial institution or other agent that holds customers’ securities in the ordinary course of its trade or business and holds your debentures on your behalf, you will be required to provide appropriate documentation to the agent who will then be required to provide certification to us or our paying agent under the penalties of perjury, either directly or through other intermediaries.

•	The second test is satisfied if you are otherwise entitled to the benefits of an income tax treaty under which such interest is exempt from U.S. federal withholding tax, and you (or your agent) provide to us a properly executed IRS Form W-8BEN (or an appropriate substitute form evidencing eligibility for the exemption).

The applicable U.S. Treasury Regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these U.S. Treasury Regulations, special rules apply to pass-through entities and this certification requirement may also apply to beneficial owners of pass-through entities.

Payments of interest on the debentures that do not meet the above-described requirements will be subject to a U.S. federal income tax of 30% (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty) collected by means of withholding.

Sale, Exchange, Redemption, Conversion or Other Disposition of Debentures

Subject to the discussion below concerning effectively connected income and backup withholding, you will not be subject to U.S. federal income or withholding tax on any gain realized on (or accrued interest treated as received from) the sale, exchange, redemption, conversion, retirement or other taxable disposition of the debentures unless (i) you are an individual, you are present in the U.S. for at least 183 days during the year in which you dispose of the debentures, and certain other conditions are satisfied (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though you are not considered a resident alien under the Code), (ii) in the case of disposition proceeds representing accrued interest, you cannot satisfy the requirements of the “portfolio interest” test described above or you are not entitled to the benefits of an income tax treaty under which such interest is exempt from U.S. federal income tax (and your U.S. federal income tax liability has not otherwise been fully satisfied through the U.S. federal withholding tax described above) or (iii) the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business. The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of debentures by you if we currently are, or were at any time within five years (or, if shorter, your holding period for the debentures disposed of) before the transaction, a “U.S. real property holding corporation” (or USRPHC). In very general terms, we would be a USRPHC if interests in U.S. real estate comprised at least 50% of our assets. We believe that we currently are not, and will not become in the future, a USRPHC.

Dividends

Dividends paid to you on common shares received on conversion of a debenture, including any taxable constructive stock dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common shares to be issued on conversion (as described under “— U.S. Holders — Conversion Rate Adjustments” above) generally will be subject to U.S. withholding tax at a 30% rate. Withholding tax applicable to any taxable constructive stock dividends received by you may be withheld from interest on the debentures, distributions on the common shares, common shares or proceeds subsequently paid or credited to you. The withholding tax on dividends (including any taxable constructive stock dividends), however, may be reduced under the terms of an applicable income tax treaty between the United States and your country of residence. You should demonstrate your entitlement to treaty benefits by timely delivering a properly executed IRS Form W-8BEN or appropriate substitute form. If you are eligible for a reduced rate of withholding under the terms of an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Dividends on the common shares that are effectively connected with your conduct of a U.S. trade or business are discussed below under “— Non-U.S. Holders — Income or Gains Effectively Connected with a U.S. Trade or Business”.

Sale of Common Shares

You generally will not be subject to U.S. federal income or withholding tax on any gains realized on the sale or exchange of common shares, unless the exceptions described under “— Non-U.S. Holders — Sale, Exchange, Redemption, Conversion or Other Disposition of Debentures” above apply.

Income or Gains Effectively Connected With a U.S. Trade or Business

The preceding discussion of the U.S. federal income and withholding tax considerations of the purchase, ownership or disposition of debentures or common shares by a Non-U.S. Holder assumes that you are not engaged in a U.S. trade or business. If any interest on the debentures, dividends on common shares, or gain from the sale, exchange, redemption, conversion or other disposition of the debentures or common shares is effectively connected with a U.S. trade or business conducted by you, then the income or gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the same manner applicable to U.S. Holders. If you are eligible for the benefits of a tax treaty between the United States and your country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by you in the U.S. Payments of interest or dividends that are effectively connected with a U.S. trade or business (and, if a tax treaty applies, attributable to a permanent establishment or fixed base), and therefore included in your gross income, will not be subject to the 30% withholding tax provided that you claim exemption from withholding. To claim exemption from withholding, you must certify your qualification, which can be done by timely filing a properly executed IRS Form W-8ECI or appropriate substitute form. If you are a foreign corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business generally also would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

A debenture held or beneficially owned by an individual who, for U.S. federal estate tax purposes, is not a citizen or resident of the U.S. at the time of death will not be includable in the decedent’s gross estate for U.S. federal estate tax purposes, provided that (i) such individual did not at the time of death, directly or indirectly, actually or constructively, own 10% or more of the combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code, and (ii) at the time of death, payments with respect to such debenture would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. In addition, the U.S. estate tax may not apply with respect to such debenture under the terms of an applicable estate tax treaty.

Our common shares held or beneficially owned by an individual who, for U.S. federal estate tax purposes, is not a citizen or resident of the U.S. at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

You should consult your tax advisors concerning the application of the U.S. federal estate tax laws to your particular situation.

Information Reporting and Backup Withholding

U.S. rules concerning information reporting and backup withholding applicable to a non-U.S. Holder are as follows:

•	Under current Treasury Regulations, backup withholding and information reporting will not apply to payments to you of interest on the debentures or dividends on our common shares if you have provided the required certification that you are not a “United States person” (as described above). The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that you should be subject to the information reporting or backup withholding rules. In addition, information reporting may still apply to payments of interest and/or dividends (on Form 1042-S) even if certification is provided and the payments are exempt from the 30% U.S. federal withholding tax. Moreover, copies of the information returns reporting such interest payments and/or dividends and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of a treaty or agreement.

•	Gross proceeds received by you on a disposition of your debentures or our common shares through a broker may be subject to information reporting and/or backup withholding at a rate of up to 28% (which rate currently is scheduled to increase to 31% for taxable years beginning on or after January 1, 2011) if you are not eligible for an exemption or do not provide the certification described above, or if the broker has actual knowledge or reason to know that you are a “United States person”. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but generally not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S.

•	We suggest that you consult your tax advisors concerning the application of information reporting and backup withholding rules in your particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury Regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

We originally issued $135,000,000 aggregate principal amount of the debentures to the initial purchasers in a private placement on February 12, 2007. The initial purchasers resold the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledges or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the debentures and the common shares issuable upon conversion of the debentures.

The following table sets forth certain information with respect to the principal amounts of the debentures owned by the selling securityholders prior to the offering, together with common shares initially issuable upon conversion of those debentures (not including shares that we may issue to such holders in payment of any applicable make-whole premiums or under the other adjustment provisions contained in the indenture), that may be offered using this prospectus. The information is based on information provided to us by or on behalf of the selling securityholders in selling securityholder questionnaires and is as of the respective dates specified by the selling securityholders in such questionnaires. The selling securityholders identified below may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements under the Securities Act, all or a portion of their debentures since the time they provided us information regarding their holdings. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if any.

Since the selling securityholders may offer from time to time all or a portion of their debentures (and the common shares issuable upon conversion of the debentures), we cannot estimate the amount of the debentures (or common shares issuable upon conversion of the debentures) that will be held by the selling securityholders upon consummation of any particular offering. See “Plan of Distribution.”

None of the selling securityholders listed below has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliate.

Only selling securityholders identified below or in a supplement or amendment to this prospectus may sell their securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the debentures or the common shares issuable upon conversion of the debentures by any holder not identified below, this prospectus will be supplemented or amended to set forth the name and other information about the selling securityholder intending to sell such debentures or common shares. The prospectus supplement or post-effective amendment will also disclose whether any selling securityholder selling in connection with such prospectus supplement or post-effective amendment has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years prior to the date of the prospectus supplement or post-effective amendment if such information has not been disclosed in this prospectus.

	Principal
	Amount of	Amount (and	Number of		Number of	Percentage
	Debentures	percentage)	Common	Number of	Common	of Common
	Owned	of Debentures	Shares	Common	Shares	Shares
	Prior to the	Owned	Owned	Shares	Owned	Outstanding
	Offering and	After the	Prior to	Offered	After the	after the
Name of Selling Securityholder	Offered Hereby	Offering(1)	the Offering	Hereby(2)	Offering(1)	Offering(1)(3)

Alexandra Global Master Fund Ltd.(4)	$5,000,000	0	0	201,662	0	*
Benchmark Select Managers Fund(5)	$60,000	0	0	2,420	0	*
CBARB, a segregated account of Geode Capital Master Fund Ltd.(6)	$5,000,000	0	0	201,662	0	*
CNH CA Master Account, L.P.(7)	$9,350,000	0	0	377,107	0	*
Empyrean Capital Fund, LP(8)	$5,399,000	0	0	217,754	0	*
Empyrean Capital Overseas Benefit Plan Fund, Ltd.(8)	$1,313,000	0	0	52,956	0	*
Empyrean Capital Overseas Fund, Ltd.(8)	$10,288,000	0	0	414,939	0	*

	Principal
	Amount of	Amount (and	Number of			Number of	Percentage
	Debentures	percentage)	Common		Number of	Common	of Common
	Owned	of Debentures	Shares		Common	Shares	Shares
	Prior to the	Owned	Owned		Shares	Owned	Outstanding
	Offering and	After the	Prior to		Offered	After the	after the
Name of Selling Securityholder	Offered Hereby	Offering(1)	the Offering		Hereby(2)	Offering(1)	Offering(1)(3)

Fore Convertible Master Fund, Ltd.(9)	$37,000	0	0		1,492	0	*
Fore ERISA Fund, Ltd.(9)	$3,000	0	0		121	0	*
Fore Multi Strategy Master Fund Ltd.(9)	$5,000	0	0		202	0	*
Grace Convertible Arbitrage Fund, Ltd.(10)	$4,000,000	0	0		161,329	0	*
HFR CA Select Master Trust Fund(11)	$1,300,000	0	0		524,320	0	*
Highbridge Convertible Arbitrage Master Fund LP(12)	$1,680,000	0	0		67,758	0	*
Highbridge International LLC(13)	$12,320,000	0	0		496,894	0	*
Institutional Benchmarks Series (Master Feeder) Ltd.(11)	$1,200,000	0	0		48,399	0	*
LibertyView Convertible Arbitrage Fund LP(5)	$400,000	0	0		16,133	0	*
LibertyView Funds LP(5)	$1,000,000	0	0		40,332	0	*
LibertyView Socially Responsible Fund LP(5)	$100,000	0	0		4,033	0	*
Linden Capital LP(14)	$27,500,000	0	0		1,109,138	0	*
Man Mac 1 Limited(9)	$5,000	0	0		202	0	*
The Northwestern Mutual Life Insurance Company(15)	$1,500,000	0	0	(16)	60,498	0	*
Putnam Convertible Income — Growth Trust(17)	$3,500,000	0	0		141,163	0	*
San Diego County Employees Retirement Association(11)	$2,500,000	0	0		100,831	0	*
SBL Fund, Series P(18)	$1,000,000	0	0		40,332	0	*
Security Income Fund, High Yield Series(18)	$500,000	0	0		20,166	0	*
Trust D (for a Portion of the Assets of the Kodak Retirement Income Plan)(5)	$440,000	0	0		17,742	0	*
Vicis Capital Master Fund(19)	$12,000,000	0	0		483,988	0	*
Zazove Convertible Arbitrage Fund, L.P.(11)	$5,500,000	0	0		221,828	0	*
Zazove Hedged Convertible Fund, L.P.(11)	$3,300,000	0	0		133,097	0	*
Additional Selling Securityholders(20)

*	Less than 1%

(1)	Assumes that each listed selling securityholder sells all of the securities that are offered hereby and does not sell any of the securities owned prior to the offering.

(2)	Assumes conversion of the selling securityholder’s debentures at an initial conversion rate of 40.3323 common shares per $1,000 principal amount of debentures and that we do not elect to pay interest or any applicable make-whole premium in common shares. These numbers are subject to adjustment as described under “Description of Debentures”. As a result, the number of common shares issuable upon conversion of the debentures may change in the future. These numbers are rounded to the nearest share.

(3)	Based on a total of 30,864,771 common shares outstanding as of March 29, 2007.

(4)	Mikhail Filimonov has voting and investment control over these securities.

(5)	LibertyView Convertible Arbitrage Fund, LP, LibertyView Funds, LP, LibertyView Socially Responsible Fund, LP, Benchmark Select Managers Fund, and Trust D for a Portion of the Assets of the Kodak Retirement Income Plan have a common investment advisor, Neuberger Berman, LLC, that has voting and dispositive power over the shares held by them, which is exercised by Richard A. Meckler. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different accounts managed by the same investment advisor. The General Partner of LibertyView Convertible Arbitrage Fund, LP, LibertyView Funds, LP, and LibertyView Socially Responsible Fund, LP is Neuberger Berman Asset Management, LLC, which is affiliated with Neuberger Berman, LLC, a registered broker-dealer. The shares were purchased for investment in the ordinary course of business and at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the shares. Benchmark Select Managers Fund and Trust D for a Portion of the Assets of the Kodak Retirement Income Plan are not in any way affiliated with a broker-dealer.

(6)	A segregated account of Geode Capital Master Fund Ltd., an open-ended exempted mutual fund company registered as a segregated accounts company under the laws of Bermuda. Phil Dumas has voting and investment control over these securities.

(7)	CNH Partners, LLC is Investment Advisor of CNH CA Master Account, LP and has sole voting and dispositive power over these securities. Investment principals for the Advisor are Robert Krail, Mark Mitchell and Todd Pulvino.

(8)	Tian Xue has voting and investment control over these securities.

(9)	This Company is a registered investment company under the Investment Company Act of 1940, as amended.

(10)	Michael Brailov has voting and investment control over these securities.

(11)	Gene Pretti has voting and investment control over these securities.

(12)	Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Arbitrage Master Fund, L.P. and has voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Convertible Master Fund, L.P. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge Convertible Arbitrage Master Fund, L.P.

(13)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(14)	Siu Min Wong has voting and investment control over these securities.

(15)	NML Variable Annuity Account A and NML Variable Annuity Account C, separate accounts of Northwestern Mutual, have variable annuity contracts registered under the 1933 Act. As such, these separate accounts are not investment companies; however, Northwestern Mutual does file 1934 Act reports in respect of the two separate accounts. Northwestern Investment Management Company, LLC (“NIMC”), a wholly owned company of Northwestern Mutual, is one of the investment advisers to Northwestern Mutual and is the investment adviser to Northwestern Mutual with respect to the Transfer Restricted Securities. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds the Transfer Restricted Securities and therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. However, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the “Act”), the immediately preceding sentence shall not be construed as an admission that Mr. Baier is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. The following NASD members are affiliated with Northwestern Mutual:

Northwestern Mutual Investment Services, LLC; Russell Institutional Services; Russell Implementation Services, Inc.; Russell Fund Distributors, Inc.; and Todd Securities, L.L.C.

(16)	In the ordinary course of business, broker-dealer affiliates of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) identified in footnote 12, may, from time to time, have acquired or disposed of, or may in the future acquire or dispose of, securities of the company or its affiliates, for such broker-dealers’ own accounts or for the accounts of others. Other affiliates of Northwestern Mutual, including investment adviser affiliates, may in the ordinary course of business, effect transactions in the securities of the Company or its affiliates.

Northwestern Mutual and its affiliates may, in the ordinary course of business, take part in transactions involving the real property of the Company or its affiliates; however, Northwestern Mutual does not concede that the foregoing necessarily constitutes material relationships under S-K 507 that must be disclosed in the prospectus.

(17)	Putnam Convertible Income — Growth Trust is a registered investment company under the Investment Company Act of 1940, as amended, and is managed by Putnam Investment Management, LLC, which is under common ownership with Putnam Retail Management, LP, a registered broker-dealer.

(18)	This Company is a registered investment company under the Investment Company Act of 1940, as amended.

(19)	Shad Stastney, John Succo and Sky Lucas have voting and investment control over these securities.

(20)	Information regarding these securities and any additional selling securityholders will be set forth in supplements to this prospectus, if necessary.

PLAN OF DISTRIBUTION

The debentures and the common shares issuable upon conversion of the debentures are being registered to permit public secondary trading of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale by the selling securityholders of the debentures or the common shares issuable upon conversion of the debentures. The aggregate proceeds to the selling securityholders from the sale of the debentures or common shares issuable upon conversion of the debentures will be the purchase price of such securities less any discounts and commissions. A selling securityholder reserves the right to accept and, together with its agents, to reject, any proposed purchase of debentures or common shares to be made directly or through agents.

The debentures and the common shares issuable upon conversion of the debentures may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the debentures and the common shares issuable upon conversion of the debentures. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the debentures and the common shares issuable upon conversion of the debentures may be deemed to be “underwriters” within the meaning of Section 2(11) the Securities Act. As a result, any profits on the sale of such securities by selling securityholders and any discounts, commission or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions within the meaning of the Securities Act. Selling securityholders who are deemed to be underwriters may be subject to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling securityholders who are deemed to be underwriters will also be subject to the prospectus delivery requirements of the Securities Act.

If the debentures and the common shares issuable upon conversion of the debentures are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.

The debentures and the common shares issuable upon conversion of the debentures may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions (which may involve block transactions):

•	on any national securities exchange or quotation service on which the debentures and common shares issuable upon conversion of the debentures may be listed or quoted at the time of the sale;

•	in the over-the-counter market; or

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market.

In connection with the sale of debentures and the common shares issuable upon conversion of the debentures, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of debentures or the common shares issuable upon conversion of the debentures in the course of hedging their positions. The selling securityholders also may sell the debentures and common shares issuable upon conversion of the debentures short and deliver such debentures and common shares to close out short positions, or loan or pledge such securities to broker-dealers that in turn may sell such securities.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures and the common shares issuable upon conversion of the debentures.

Our common shares are listed on the New York Stock Exchange under the symbol “IVC.” We do not intend to apply for listing of the debentures on any securities exchange or for inclusion of the debentures in any automated quotation system. Accordingly, we can offer no assurance as to the development of liquidity or any trading market for the debentures.

There can be no assurance that any selling securityholder will sell any or all of the debentures or the common shares issuable upon conversion of the debentures pursuant to this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift such securities by other means not described in this prospectus. In addition, any debentures or shares of common shares issuable upon conversion of the debentures covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The debentures and the common shares issuable upon conversion of the debentures may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the debentures and common shares issuable upon conversion of the debentures may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling securityholders and any other person participating in the sale of debentures or the common shares issuable upon conversion of the debentures will be subject to the Exchange Act. The Exchange Act rules include (and any successor rules or regulations may include), without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the common shares issuable upon conversion of the debentures by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of such securities and the ability of any person or entity to engage in market-making activities with respect to such securities.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Calfee, Halter & Griswold LLP, Cleveland, Ohio. Certain legal matters related to New York law will be passed upon for us by Harter Secrest & Emery LLP, Rochester, New York. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

EXPERTS

The consolidated financial statements and schedule of Invacare Corporation as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of Invacare Corporation and Subsidiaries
Audited Consolidated Financial Statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statement of Operations	F-3
Consolidated Balance Sheets	F-4
Consolidated Statement of Cash Flows	F-5
Consolidated Statement of Shareholders’ Equity	F-6
Notes to Consolidated Financial Statements	F-7
Financial Statement Schedule	F-44
Unaudited Consolidated Financial Statements as of March 31, 2007 and December 31, 2006 and for the three month periods ended March 31, 2007 and March 31, 2006
Condensed Consolidated Balance Sheets	F-45
Condensed Consolidated Statement of Operations	F-46
Condensed Consolidated Statement of Cash Flows	F-47
Notes to Condensed Consolidated Financial Statements	F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Invacare Corporation

We have audited the accompanying consolidated balance sheets of Invacare Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Invacare Corporation and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Accounting Policies in the notes to the consolidated financial statements, the Company adopted the provisions of SFAS No. 123(R), Share Based Payment, effective January 1, 2006; the provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R), effective December 31, 2006; and the provisions of SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, applying the one-time special transition provisions, in 2006. In addition, as described in Accounting Policies in the notes to the consolidated financial statements, in 2005 the Company changed its method of accounting for inventories.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Invacare Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, not presented herein, dated February 28, 2007 expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

Cleveland, Ohio
February 28, 2007, except for the Supplemental Guarantor Information Note as to which the date is April 19, 2007

INVACARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,
	2006	2005	2004
	(In thousands, except per share data)

Net sales	$1,498,035	$1,529,732	$1,403,327
Cost of products sold	1,080,965	1,083,533	985,383

Gross Profit	417,070	446,199	417,944
Selling, general and administrative expenses	373,846	342,039	298,557
Charge related to restructuring activities	17,277	7,295	—
Debt finance charges, interest and fees associated with debt refinancing	3,745	—	—
Asset write-downs related to goodwill and other intangibles	300,417	—	—
Interest expense	34,084	27,246	14,201
Interest income	(2,775)	(1,683)	(5,186)

Earnings (loss) before Income Taxes	(309,524)	71,302	110,372
Income taxes	8,250	22,450	35,175

Net Earnings (loss)	$(317,774)	$48,852	$75,197

Net Earnings (loss) per Share — Basic	$(10.00)	$1.55	$2.41

Weighted Average Shares Outstanding — Basic	31,789	31,555	31,153

Net Earnings (loss) per Share — Assuming Dilution	$(10.00)	$1.51	$2.33

Weighted Average Shares Outstanding — Assuming Dilution	31,789	32,452	32,347

See notes to consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2006	2005
	(In thousands)

ASSETS
Current Assets
Cash and cash equivalents	$82,203	$25,624
Marketable securities	190	252
Trade receivables, net	261,606	287,955
Installment receivables, net	7,097	12,935
Inventories, net	201,756	176,925
Deferred income taxes	13,512	27,446
Other current assets	89,394	63,329

Total Current Assets	655,758	594,466
Other Assets	66,346	47,110
Other Intangibles	103,973	108,117
Property and Equipment, net	173,945	176,206
Goodwill	490,429	720,873

Total Assets	$1,490,451	$1,646,772

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$163,041	$133,106
Accrued expenses	147,776	130,033
Accrued income taxes	12,916	13,340
Short-term debt and current maturities of long-term obligations	124,243	80,228

Total Current Liabilities	447,976	356,707
Long-Term Debt	448,883	457,753
Other Long-Term Obligations	108,228	79,624
Shareholders’ Equity
Preferred Shares (Authorized 300 shares; none outstanding)
Common Shares (Authorized 100,000 shares; 32,051 and 31,695 issued in 2006 and 2005, respectively) — no par	8,013	7,925
Class B Common Shares (Authorized 12,000 shares; 1,112, issued and outstanding) — no par	278	278
Additional paid-in-capital	143,714	138,937
Retained earnings	276,750	598,025
Accumulated other comprehensive earnings	99,188	47,480
Unearned compensation on stock awards	—	(1,692)
Treasury shares (1,186 and 1,058 shares in 2006 and 2005, respectively)	(42,579)	(38,265)

Total Shareholders’ Equity	485,364	752,688

Total Liabilities and Shareholders’ Equity	$1,490,451	$1,646,772

See notes to consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,
	2006	2005	2004
	(In thousands)

Operating Activities
Net earnings (loss)	$(317,774)	$48,852	$75,197
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	39,892	40,524	32,316
Provision for losses on trade and installment receivables	37,711	14,168	11,222
Provision for deferred income taxes	4,285	(100)	4,250
Provision for other deferred liabilities	4,607	3,571	4,091
Loss on disposals of property and equipment	2,219	297	(74)
Write down of goodwill and intangibles	300,417	—	—
Changes in operating assets and liabilities:
Trade receivables	(4,035)	(10,075)	(19,978)
Installment sales contracts, net	(5,997)	(4,402)	(2,911)
Inventories	(15,932)	(12,919)	(15,781)
Other current assets	(25,043)	(7,046)	(516)
Accounts payable	22,857	(6,923)	19,718
Accrued expenses	19,284	9,185	(11,281)
Other long-term liabilities	(754)	2,112	1,997

Net Cash Provided by Operating Activities	61,737	77,244	98,250
Investing Activities
Purchases of property and equipment	(21,789)	(30,924)	(41,757)
Proceeds from sale of property and equipment	2,298	5,365	3
Business acquisitions, net of cash acquired	(15,296)	(58,216)	(343,554)
Increase (decrease) in other investments	252	(44)	(603)
Increase in other long-term assets	(850)	(1,013)	(3,133)
Other	939	(1,902)	96

Net Cash Required for Investing Activities	(34,446)	(86,734)	(388,948)
Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	872,549	796,073	844,432
Payments on revolving lines of credit, securitization facility and long-term borrowings	(846,100)	(796,619)	(541,244)
Proceeds from exercise of stock options	3,081	4,623	9,850
Payment of dividends	(1,589)	(1,580)	(1,557)
Purchase of treasury stock	—	—	(4,430)

Net Cash Provided by Financing Activities	27,941	2,497	307,051
Effect of exchange rate changes on cash	1,347	50	140

Increase (decrease) in cash and cash equivalents	56,579	(6,943)	16,493
Cash and cash equivalents at beginning of year	25,624	32,567	16,074

Cash and cash equivalents at end of year	$82,203	$25,624	$32,567

See notes to consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

					Accumulated
			Additional		Other
	Common	Class B	Paid-in-	Retained	Comprehensive	Unearned	Treasury
	Stock	Stock	Capital	Earnings	Earnings (Loss)	Compensation	Stock	Total
	(In thousands)

January 1, 2004 Balance	$7,686	$278	$109,015	$477,113	$51,057	$(1,458)	$(25,387)	$618,304
Exercise of stock options, including tax benefit	112		13,872				(2,444)	11,540
Restricted stock awards	5		906			(911)		—
Restricted stock award expense						812		812
Net earnings				75,197				75,197
Foreign currency translation adjustments					57,903			57,903
Unrealized loss on cash flow hedges					(4,322)			(4,322)
Marketable securities holding loss					(9)			(9)

Total comprehensive income								128,769
Dividends				(1,557)				(1,557)
Purchase of treasury shares							(4,430)	(4,430)

December 31, 2004 Balance	7,803	278	123,793	550,753	104,629	(1,557)	(32,261)	753,438
Exercise of stock options, including tax benefit	117		14,133				(6,004)	8,246
Restricted stock awards	5		1,011			(1,016)		—
Restricted stock award expense						881		881
Net earnings				48,852				48,852
Foreign currency translation adjustments					(56,176)			(56,176)
Unrealized losses on cash flow hedges					(1,008)			(1,008)
Marketable securities holding gain					35			35

Total comprehensive loss								(8,297)
Dividends				(1,580)				(1,580)

December 31, 2005 Balance	7,925	278	138,937	598,025	47,480	(1,692)	(38,265)	752,688
Cumulative effect adjustment, adoption of SAB 108, net of tax				(1,912)				(1,912)
Adjustment upon adoption of FAS 123R			(1,692)			1,692		—
Exercise of stock options, including tax benefit	59		5,423				(4,314)	1,168
Restricted stock awards	29		1,046					1,075
Net loss				(317,774)				(317,774)
Foreign currency translation adjustments					64,386			64,386
Unrealized gains on cash flow hedges					2,303			2,303
Marketable securities holding loss					(41)			(41)

Total comprehensive loss								(251,126)
Adjustment to initially apply FASB Statement No. 158, net of tax					(14,940)			(14,940)
Dividends				(1,589)				(1,589)

December 31, 2006 Balance	$8,013	$278	$143,714	$276,750	$99,188	$—	$(42,579)	$485,364

See notes to consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting Policies

Nature of Operations:  Invacare Corporation is the world’s leading manufacturer and distributor in the $8.0 billion worldwide market for medical equipment used in the home based upon our distribution channels, breadth of product line and net sales. The company designs, manufactures and distributes an extensive line of health care products for the non-acute care environment, including the home health care, retail and extended care markets.

Principles of Consolidation:  The consolidated financial statements include the accounts of the company, its majority owned subsidiaries and a variable interest entity for which the company is the primary beneficiary. Certain foreign subsidiaries, represented by the European segment, are consolidated using a November 30 fiscal year end in order to meet filing deadlines. No material subsequent events have occurred related to the European segment, which would require disclosure or adjustment to the company’s financial statements. All significant intercompany transactions are eliminated.

Use of Estimates:  The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Marketable Securities:  Marketable securities consist of short-term investments in repurchase agreements, government and corporate securities, certificates of deposit and equity securities. Marketable securities with original maturities of less than three months are treated as cash equivalents. The company has classified its marketable securities as available for sale. The securities are carried at their fair value and net unrealized holding gains and losses, net of tax, are carried as a component of accumulated other comprehensive earnings (loss).

Inventories:  Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out method. Market costs are based on the lower of replacement cost or estimated net realizable value. Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management’s review of inventories on hand compared to estimated future usage and sales.

In the fourth quarter of 2005, the company changed its method of accounting for domestic manufactured inventories from the lower of cost, as determined by the last-in, first-out (LIFO) method of accounting, or market to the lower of cost, as determined by the first-in, first-out (FIFO) method of accounting, or market. The company believes that this change is preferable because: 1) the change conforms to a single method of accounting for all of the company’s inventories, 2) LIFO inventory values have not been materially different than FIFO inventory values, and 3) the majority of the company’s competitors use FIFO.

The change from LIFO to FIFO did not result in any change to the company’s reported Consolidated Balance Sheets because the inventory valued under LIFO was at current cost. As a result, there was no impact for the change from LIFO to FIFO on the company’s Consolidated Statement of Operations and Consolidated Statement of Shareholders’ Equity for all periods presented.

Property and Equipment:  Property and equipment are stated on the basis of cost. The company principally uses the straight-line method of depreciation for financial reporting purposes based on annual rates sufficient to amortize the cost of the assets over their estimated useful lives. Accelerated methods of depreciation are used for federal income tax purposes. Expenditures for maintenance and repairs are charged to expense as incurred.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Goodwill and Other Intangibles:  In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, (“SFAS No. 142”) goodwill is subject to annual impairment testing. For purposes of the impairment test, the fair

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value of each reporting unit is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. The fair values are then compared to the carrying value of the net assets of each reporting unit. As a result of reduced profitability in the NA/HME operating segment and uncertainty associated with future market conditions, the company recorded impairment charges related to goodwill and intangible assets of this segment of $300,417,000 at December 31, 2006.

Accrued Warranty Cost:  Generally, the company’s products are covered by warranties against defects in material and workmanship for periods up to six years from the date of sale to the customer. Certain components carry a lifetime warranty. A provision for estimated warranty cost is recorded at the time of sale based upon actual experience. The company continuously assesses the adequacy of its product warranty accrual and makes adjustments as needed. Historical analysis is primarily used to determine the company’s warranty reserves. Claims history is reviewed and provisions are adjusted as needed. However, the company does consider other events, such as a product recall, which could warrant additional warranty reserve provision. No material adjustments to warranty reserves were necessary in the current year. See Current Liabilities in the Notes to the Consolidated Financial Statements for a reconciliation of the changes in the warranty accrual.

Product Liability Cost:  The company’s captive insurance company, Invatection Insurance Co., currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company’s North American product liability exposure. The company also has additional layers of external insurance coverage insuring up to $75,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company’s per country foreign liability limits, as applicable. There can be no assurance that Invacare’s current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon third-party actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the third-party actuary to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss award settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company accepts responsibility for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

Revenue Recognition:  Invacare’s revenues are recognized when products are shipped to unaffiliated customers. The SEC’s Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, as updated by SAB No. 104, provides guidance on the application of GAAP to selected revenue recognition issues. The company has concluded that its revenue recognition policy is appropriate and in accordance with GAAP and SAB No. 101.

Sales are only made to customers with whom the company believes collection is reasonably assured based upon a credit analysis, which may include obtaining a credit application, a signed security agreement, personal guarantee and/or a cross corporate guarantee depending on the credit history of the customer. Credit lines are established for new customers after an evaluation of their credit report and/or other relevant financial information. Existing credit lines are regularly reviewed and adjusted with consideration given to any outstanding past due amounts.

The company offers discounts and rebates, which are accounted for as reductions to revenue in the period in which the sale is recognized. Discounts offered include: cash discounts for prompt payment, base and trade discounts based on contract level for specific classes of customers. Volume discounts and rebates are given based on

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

large purchases and the achievement of certain sales volumes. Product returns are accounted for as a reduction to reported sales with estimates recorded for anticipated returns at the time of sale. The company does not sell any goods on consignment.

Distributed products sold by the company are accounted for in accordance with EITF No. 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent. The company records distributed product sales gross as a principal since the company takes title to the products and has the risks of loss for collections, delivery and returns.

Product sales that give rise to installment receivables are recorded at the time of sale when the risks and rewards of ownership are transferred. In December 2000, the company entered into an agreement with DLL, a third party financing company, to provide the majority of future lease financing to Invacare customers. As such, interest income is recognized based on the terms of the installment agreements. Installment accounts are monitored and if a customer defaults on payments, interest income is no longer recognized. All installment accounts are accounted for using the same methodology, regardless of duration of the installment agreements.

Research and Development:  Research and development costs are expensed as incurred and included in cost of products sold. The company’s annual expenditures for product development and engineering were approximately $22,146,000, $23,247,000, and $21,638,000 for 2006, 2005, and 2004, respectively.

Advertising:  Advertising costs are expensed as incurred and included in selling, general and administrative expenses. The company has a co-op advertising program in which the company reimburses customers up to 50% of their costs of qualifying advertising expenditures. Invacare product, brand logos and corporate spokesperson, Arnold Palmer, must appear in all advertising. Invacare requires customers to submit proof of advertising with their claims for reimbursement. The company’s cost of the program is included in SG&A expense in the consolidated statement of operations at the time the liability is estimated. Reimbursement is made on an annual basis and within 3 months of submission and approval of the documentation. The company receives monthly reporting from those in the program of their qualified advertising dollars spent and accrues based upon information received. Advertising expenses amounted to $24,214,000, $26,621,000 and $24,999,000 for 2006, 2005 and 2004, respectively, the majority of which is incurred for advertising in the United States.

Stock-Based Compensation Plans:  Prior to the company’s adoption of Statement of Financial Accounting Standard No. 123 (Revised 2004), Share Based Payment (“SFAS 123R”), the company accounted for options under its stock-based compensation plans using the intrinsic value method proscribed in Accounting Principles Board Opinion (APBO) No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Only compensation cost related to restricted stock awards granted without cost was reflected in net earnings, as all other options awarded were granted at exercise prices equal to the market value of the underlying stock on the date of grant.

Effective January 1, 2006, the company adopted SFAS No. 123R using the modified prospective application method. Under the modified prospective method, compensation cost was recognized for the twelve months ended December 31, 2006 for: 1) all stock-based payments granted subsequent to January 1, 2006 based upon the grant-date fair value calculated in accordance with SFAS No. 123R, and 2) all stock-based payments granted prior to, but not vested as of, January 1, 2006 based upon grant-date fair value as calculated for previously presented pro forma footnote disclosures in accordance with the original provisions of SFAS No. 123, Accounting for Stock Based Compensation. The amounts of stock-based compensation expense recognized were as follows (in thousands):

	2006	2005	2004

Stock-based compensation expense recognized as part of selling, general and administrative expense	$1,587	$881	$812

The 2006 amounts above reflect compensation expense related to restricted stock awards and nonqualified stock options awarded under the 2003 Performance Plan. The 2005 and 2004 amounts reflect compensation expense recognized for restricted stock awards only, before SFAS No. 123R was adopted. Stock-based compensation is not

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allocated to the business segments, but is reported as part of All Other as shown in the company’s Business Segment Note to the Consolidated Financial Statements.

As a result of adopting SFAS No. 123R on January 1, 2006, the company’s earnings (loss) before income taxes and net earnings (loss) for the year ended December 31, 2006, are $(511,000) and $ (332,000) lower, respectively, than if it had continued to account for share-based compensation under APBO No. 25. Basic and diluted earnings (loss) per share for the year ended December 31, 2006 are $0.01 lower than if the company had continued to account for share-based compensation under APBO No. 25.

Pursuant to the modified prospective application method, results for periods prior to January 1, 2006 have not been restated to reflect the effects of adopting SFAS No. 123R. The pro forma information below is presented for comparative purposes, as required by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123, to illustrate the pro forma effect on net earnings and related earnings per share for 2005 and 2004, as if the company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for those years (in thousands):

	2005	2004

Net earnings, as reported	$48,852	$75,197
Add: Stock-based compensation expense included in reported earnings, net of tax ($308 and $284, respectively)	573	528
Deduct: Total stock-based compensation expense determined under fair value-based method for all awards, net of tax ($7,993 and $2,559, respectively)	(14,845)	(4,754)

Adjusted net earnings	$34,580	$70,971
Net earnings per share:
Basic — as reported	$1.55	$2.41
Basic — as adjusted for stock-based compensation expense	$1.10	$2.28
Diluted — as reported	$1.51	$2.33
Diluted — as adjusted for stock-based compensation expense	$1.07	$2.19

On December 21, 2005, the company’s Board of Directors, based on the recommendation of the Compensation, Management Development and Corporate Governance Committee, approved the acceleration of the vesting for substantially all of our unvested stock options, which were then underwater. The Board of Directors decided to approve the acceleration of the vesting of these stock options primarily to partially offset certain reductions in other benefits made by the company and to provide additional incentive to those employees critical to our cost reduction efforts.

The decision, which was effective as of December 21, 2005, accelerated the vesting for a total of 1,368,307 options on the company’s common shares, including 646,100 shares underlying options held by the company’s named executive officers. The stock options accelerated equated to 29% of the company’s total outstanding stock options. Vesting was not accelerated for the restricted stock awards granted under the company’s stock-based compensation plans and no other modifications were made to the awards that were accelerated. The exercise prices of the accelerated options, all of which were underwater, were unchanged by the acceleration of the vesting schedules. All of the company’s outstanding unvested options under our stock-based compensation plans which were accelerated, had exercise prices ranging from $30.91 to $47.80 which were greater than our stock market price of $30.75 as of the effective date of the acceleration.

Income Taxes:  The company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. The liability method requires that deferred income taxes reflect the tax consequences of currently enacted rates for differences between the tax and financial reporting bases of assets and liabilities. Undistributed earnings of the company’s foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for United States federal income taxes has been

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provided. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are permanently reinvested is not practically determinable.

Derivative Instruments:  The company recognizes its derivative instruments as assets or liabilities in the consolidated balance sheet measured at fair value. A majority of the company’s derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the fair value of the hedged item, if any, is recognized in current earnings during the period of change. The derivatives designated as fair value hedges are perfectly effective; thus, the entire gain or loss associated with the derivative instrument directly affects the value of the debt by increasing or decreasing its carrying value.

The company was a party to interest rate swap agreements during the year that qualified as fair value hedges and effectively converted fixed-rate debt to floating-rate debt, so the company could avoid paying higher than market interest rates.

The company also had interest rate swap agreements, which expired in 2004, that qualified as cash flow hedges and effectively converted $20,000,000 of its floating-rate debt to a fixed-rate basis, thus reducing the impact of interest-rate changes on future interest expense. The company recognized a net loss of $696,000 in 2006 and net gains of $1,230,000 and $4,577,000, respectively, related to its swap agreements in 2005 and 2004, which is reflected in interest expense on the consolidated statement of operations.

To protect against increases/decreases in forecasted foreign currency cash flows resulting from inventory purchases/sales over the next year, the company utilizes cash flow hedges to hedge portions of its forecasted purchases/sales denominated in foreign currencies. The company recognized a net loss of $240,000 and $280,000 in 2006 and in 2005, respectively and a net gain in 2004 of $6,961,000, on foreign currency cash flow hedges. The gains and losses are included in cost of products sold and selling, general and administrative expenses on the consolidated statement of operations.

The company recognized no gain or loss related to hedge ineffectiveness or discontinued cash flow hedges. If it is later determined that a hedged forecasted transaction is unlikely to occur, any gains or losses on the forward contracts would be reclassified from other comprehensive income into earnings. The company does not expect this to occur during the next twelve months.

Foreign Currency Translation:  The functional currency of the company’s subsidiaries outside the United States is the applicable local currency. The assets and liabilities of the company’s foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated at weighted average exchange rates. Gains and losses resulting from translation are included in accumulated other comprehensive earnings (loss).

Net Earnings Per Share:  Basic earnings per share are computed based on the weighted-average number of Common Shares and Class B Common Shares outstanding during the year. Diluted earnings per share are computed based on the weighted-average number of Common Shares and Class B Common Shares outstanding plus the effects of dilutive stock options outstanding during the year.

Recent Accounting Pronouncements:  In September 2006, the Financial Accounting Standards Board, or “FASB,” issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 123(R) (“FAS 158”). FAS 158 requires plan sponsors to recognize the funded status of the benefit in its statement of financial position, measure the fair value of plan assets and benefit obligations as of the balance sheet date and provide additional disclosures. On December 31, 2006, the company adopted the recognition and disclosure provisions of FAS 158. The effect of adopted FAS 158 on the company’s financial condition at December 31, 2006 has been included in the 2006 consolidated financial statements and did not have an effect on the company’s financial condition at December 31,

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2005 or 2004 and did not effect the company’s consolidated statement of operations for 2006, 2005, or 2004. The adoption of FAS 158 resulted in a decrease of $14,940,000 on a pre-tax and after-tax basis on the company’s accumulated other comprehensive earnings (loss). See Retirement and Benefit Plans Note for further discussion on the effect of adopting FAS 158 on the company’s consolidated financial statements.

In 2006, the company determined that the reported December 31, 2005 accumulated benefit for the company’s non-qualified defined benefit Supplemental Executive Retirement Plan (SERP) was understated by $2,941,000 ($1,912,000 after-tax) as the result of accounting errors in which recorded expense in prior years was netted by SERP benefit payments. The company assessed the error amounts considering SEC staff published Staff Accounting Bulletin No. 99, Materiality, as well as SEC staff published Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, or “SAB 108.” The error was not deemed to be material to any prior period reported financial statements, but was deemed material in the current year. Accordingly, the company recorded the correction of the understatement of expense as an adjustment to beginning retained earnings pursuant to the special transition provision detailed in SAB 108.

In June 2006, the FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, or “FIN 48.” FIN 48 prescribes recognition and measurement of a tax position taken or expected to be taken in a tax return as well as guidance regarding derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, thus January 1, 2007 for Invacare. The company will adopt the standard as of the effective date and currently does not believe the adoption will have a material impact on the company’s financial position or future results.

Reclassifications:  Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended December 31, 2006.

Receivables

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Substantially all of the company’s receivables are due from health care, medical equipment dealers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid. In addition, the company has seen a significant shift in reimbursement to customers from managed care entities. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. The estimated allowance for uncollectible amounts ($35,591,000 in 2006 and $12,470,000 in 2005) is based primarily on management’s evaluation of the financial condition of the customer. The increase in the allowance for uncollectible accounts in 2006 compared to 2005 is primarily the result of the company recording additional allowances due to the increased collectibility risk to the company resulting from changes in Medicare reimbursement regulations, specifically changes to the qualification processes and reimbursement levels of power wheelchairs. The company has reviewed the accounts receivables associated with many of it’s customers that are most exposed to these issues. The company is also working with certain of its customers in an effort to help them reduce costs, including product line consolidations and introduction of simplified pricing. In addition, the company has also implementing tighter credit policies with many of these accounts.

On September 30, 2005, the company entered into a 364-day $100 million accounts receivable securitization facility. The Receivables Purchase Agreement (the “Receivables Agreement”), provides for, among other things, the transfer from time to time by Invacare and certain of its subsidiaries of ownership interests of certain domestic accounts receivable on a revolving basis to the bank conduit, an asset-backed issuer of commercial paper, and/or the financial institutions named in the Receivables Agreement. Pursuant to the Receivables Agreement, the company and certain of its subsidiaries from time to time may transfer accounts receivable to Invacare Receivables

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Corporation (IRC), a special purpose entity and subsidiary of Invacare. IRC then transfers interests in the receivables to the Conduit and/or the financial institutions named in the Receivables Agreement and receives funds from the conduit and/or the financial institutions raised through the issuance of commercial paper (in its own name) by the conduit and/or the financial institutions. In accordance with U.S. Generally Accepted Accounting Principles (GAAP), Invacare accounts for the transaction as a secured borrowing. Borrowings under the facility are effectively repaid as receivables are collected, with new borrowings created as additional receivables are sold. As of December 31, 2006 and 2005, Invacare had $71,750,000 and $79,351,000, respectively, in borrowings pursuant to the securitization facility at a borrowing rate of approximately 6.1% in 2006 and 4.6% in 2005. The initial borrowings were used to reduce balances outstanding on Invacare’s revolving credit facility. The debt is reflected on the short-term debt and current maturities of long-term obligations line of the consolidated balance sheet at December 31, 2006 and 2005.

Installment receivables as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006			2005
		Long-			Long-
	Current	Term	Total	Current	Term	Total

Installment receivables	$9,077	$18,991	$28,068	$23,630	$162	$23,792
Less:
Unearned interest	(1,401)	(1,738)	(3,139)	(71)	(16)	(87)
Allowance for doubtful accounts	(579)	(1,463)	(2,042)	(10,624)	—	(10,624)

	$7,097	$15,790	$22,887	$12,935	$146	$13,081

The decrease in the allowance for doubtful accounts in 2006 was the result of the write-off of accounts receivable for which collection efforts were exhausted.

In addition, as a result of the third party financing arrangement with DLL, management monitors the collection status of these contracts in accordance with the company’s limited recourse obligations and provides amounts necessary for estimated losses in the allowance for doubtful accounts. See Concentration of Credit Risk in the Notes to the Consolidated Financial Statements for a description of the financing arrangement. Long-term installment receivables are included in “Other Assets” on the consolidated balance sheet.

Inventories

Inventories as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006	2005

Finished goods	$118,323	$100,337
Raw materials	66,718	59,888
Work in process	16,715	16,700

	$201,756	$176,925

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Current Assets

Other current assets as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006	2005

Value added taxes receivable	$43,264	$31,125
Prepaids and other current assets	46,130	32,204

	$89,394	$63,329

Property And Equipment

Property and equipment as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006	2005

Machinery and equipment	$276,062	$252,545
Land, buildings and improvements	86,544	84,031
Furniture and fixtures	29,609	28,788
Leasehold improvements	15,943	15,194

	408,158	380,558
Less allowance for depreciation	(234,213)	(204,352)

	$173,945	$176,206

Acquisitions

In 2006, Invacare Corporation acquired the following businesses, which were individually immaterial and in the aggregate, at a total cost of $15,296,000, which was paid in cash:

•	Home Health Equipment Pty Ltd (HHE), an Australian based company, and leading supplier of medical equipment in South Australia, providing high quality equipment and service to institutions and individual clients selling the full range of rehabilitation, mobility and continuing care products.

•	Morris Surgical Pty Ltd (Morris), an Australian based company, and a leading supplier of medical equipment in Queensland, providing high quality equipment and service to institutions and individual clients selling the full range of rehabilitation, mobility, continuing care products as well as niche and made to order products.

On September 9, 2004 the company acquired 100% of the shares of WP Domus GmbH (Domus), a European-based holding company that manufactures several complementary product lines to Invacare’s product lines, including power add-on products, bath lifts and walking aids, from WP Domus LLC. Domus has three divisions: Alber, Aquatec and Dolomite. The acquisition allows the company to expand its product line and reach new markets. The final purchase price was $226,806,000, including acquisition costs of $4,116,000, which was paid in cash.

In accordance with EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, the company previously recorded accruals for severance and exit costs for facility closures and

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contract terminations. A progression of the accruals recorded in the purchase price allocation is as follows (in thousands):

		Exit of	Sales Agency
	Severance	Product Lines	Terminations

Balance at 1/1/05	$561	$—	$—
Additional accruals	4,445	897	612
Payments	(1,957)	—	(612)

Balance at 12/31/05	3,049	897	—
Adjustments	(1,285)	(897)	—
Payments	(566)	—	—

Balance at 12/31/06	$1,198	$—	$—

The company anticipates all of the remaining reserves to be utilized in 2007. The adjustments represent reversals to goodwill for accruals not to be utilized.

Goodwill

The carrying amount of goodwill by operating segment is as follows (in thousands):

	North	Invacare Supply	Institutional
	America/HME	Group	Products Group	Europe	Asia/Pacific	Consolidated

Balance at January 1, 2005	$313,327	$—	$—	$390,611	$14,026	$717,964
Acquisitions	14,293	—	—	22,481	8,984	45,758
Foreign currency translation adjustments	4,318	—	—	(45,941)	(1,226)	(42,849)

Balance at December 31, 2005	331,938	—	—	367,151	21,784	720,873
Acquisitions	—	—	—	—	8,081	8,081
Foreign currency translation adjustments	4,366	—	—	51,983	1,964	58,313
Purchase accounting adjustments	—	—	—	(2,182)	—	(2,182)
Re-allocation	(41,648)	23,541	18,107	—	—	—
Impairment charge	(294,656)	—	—	—	—	(294,656)

Balance at December 31, 2006	$—	$23,541	$18,107	$416,952	$31,829	$490,429

As a result of the HHE and Morris acquisitions in 2006, additional goodwill of $8,081,000 was recorded, none of which is expected to be deductible for tax purposes.

In the fourth quarter of 2006, the company expanded its number of reporting segments from three to five due to organizational changes within the former North American geographic operating segment and changes in how the chief operating decision maker assesses performance and makes resource allocation decisions. Accordingly, under the provisions of SFAS No. 142, the company allocated a portion of the goodwill related to the former North American reporting unit in 2006 based upon the relative fair values of each of the three reporting units now comprising North America.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with SFAS No. 142, goodwill is subject to annual impairment testing. For purposes of Step I of the impairment test, the fair value of each reporting unit is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. The fair values are then compared to the carrying value of the net assets of each reporting unit. Step II of the impairment test requires a more detailed assessment of the fair values associated with the net assets of a reporting unit that fails the Step I test, including a review for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Pursuant to SFAS No. 144, the company compared the forecasted un-discounted cashflows for each facility in the North America/HME segment to the carrying value of the net assets associated with a given facility, which calculated no impairment of any other long-lived assets. As a result of reduced profitability in the NA/HME operating segment and uncertainty associated with future market conditions, the company recorded an impairment charges related to goodwill in the North America/HME segment of $294,656,000 in the fourth quarter of 2006.

The impairment of goodwill in the NA/HME operating segment was primarily the result of reduced government reimbursement levels and changes in reimbursement policies, which negatively affected revenues and profitability in the NA/HME operating segment. The changes announced by the Centers for Medicare and Medicaid Services, or “CMS,” affected eligibility, documentation, codes, and payment rules relating to power wheelchairs impacted the predictability of reimbursement of expenses for and access to power wheelchairs and created uncertainty in the market place, thus decreasing purchases. Effective November 15, 2006, the CMS reduced the maximum reimbursement amount for power wheelchairs under Medicare by up to 28%. The reduced reimbursement levels may cause consumers to choose less expensive versions of the company’s power wheelchairs.

NA/HME sales of respiratory products were also negatively affected by the changes in 2006. Small and independent provider sales declined as these dealers slowed their purchases of the company’s HomeFilltm oxygen system product line, in part, until they had a clearer view of future oxygen reimbursement levels. Furthermore, a study issued by the Office of Inspector General or “OIG,” in September 2006 suggested that $3.2 billion in savings could be achieved over five years by reducing the reimbursed rental period from three years (the reimbursement period under current law) to 13 months. The uncertainty created by these announcements continues to negatively impact the home oxygen equipment market, particularly for those providers considering changing to the HomeFilltm oxygen system.

Medicare will also institute a new competitive bidding program for various items in ten as yet unidentified of the largest metropolitan areas late in 2007. This program is designed to reduce Medicare payment levels for items that the Medicare program spends the most money on under the home medical equipment benefit. This new program will likely eliminate some providers from the competitive bidding markets, because only those providers who are chosen to participate (based largely on price) will be able to provide beneficiaries with items included in the bid. Medicare will be expanding the program to an additional 80 metropolitan areas in 2009.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Intangibles

All of the company’s other intangible assets have definite lives and continue to be amortized over their useful lives, except for $33,034,000 related to trademarks, which have indefinite lives. The company’s intangibles consist of the following (in thousands):

	December 31, 2006		December 31, 2005
	Historical	Accumulated	Historical	Accumulated
	Cost	Amortization	Cost	Amortization

Customer Lists	$71,106	$14,373	$64,218	$8,270
Trademarks	33,034	—	30,246	—
License agreements	8,149	6,384	7,564	5,821
Developed Technology	6,819	940	6,260	487
Patents	6,631	3,869	12,414	2,690
Other	8,005	4,205	7,876	3,193

	$133,744	$29,771	$128,578	$20,461

Intangibles recorded as the result of acquisitions during 2006 were as follows (in thousands):

		Weighted Average
	Fair Value	Amortization Period

Customer relationships	$1,941	6 years
Non-Compete Agreements	134	3 years

Total	$2,075

Amortization expense related to other intangibles was $9,311,000 and $9,307,000 for 2006 and 2005, respectively. Estimated amortization expense for each of the next five years is expected to be $8,622,000 for 2007, $8,186,000 in 2008, $7,944,000 in 2009, $7,559,000 in 2010 and $7,283,000 in 2011.

In accordance with SFAS No. 142, the company reviews intangibles for impairment. For purposes of the impairment test, the fair value of each unamortized intangible is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. For amortized intangibles, the forecasted un-discounted cash flows were compared to the carrying value, and if impairment results, the impairment is measured based on the estimated fair value of the intangibles. The fair values are then compared to the carrying value of the intangible. As a result of the company’s 2006 intangible impairment review, an impairment charge of $160,000 was recorded associated with a trade name and a charge of $5,601,000 was recorded related to the intangible recorded associated with NeuroControl. See Investment in Affiliated Company in the Notes to the Consolidated Financial Statements included in this report below. The company has recorded a material amount of intangibles as the result of acquisitions which may become impaired if performance assumptions, primarily related to sales and operating cash flows estimates, made at the time of originally valuing the intangibles are not achieved.

Investment in Affiliated Company

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was revised in December 2003 and, requires consolidation of an entity if the company is subject to a majority of the risk of loss from the variable interest entity’s (VIE) activities or entitled to receive a majority of the entity’s residual returns, or both. A company that consolidates a VIE is known as the primary beneficiary of that entity.

The company consolidates NeuroControl, a development stage company, which is currently pursuing FDA approval to market a product focused on the treatment of post-stroke shoulder pain in the United States. Certain of the company’s officers and directors (or their affiliates) have small minority equity ownership positions in

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NeuroControl. Based on the provisions of FIN 46 and the company’s analysis, the company determined that it was the primary beneficiary of this VIE as of January 1, 2005 due to the company board of directors’ approval of additional funding in 2005. Accordingly, the company consolidated this investment on a prospective basis since January 1, 2005 and recorded an intangible asset for patented technology of $7,003,000. The other beneficial interest holders have no recourse against the company.

In the fourth quarter of 2006, the company’s board of directors made a decision to no longer fund the cash needs of NeuroControl, to commence a liquidation process and cease operations as it was decided that the additional investment necessary to commercialize the business was not in the best interest of the company. Therefore, funding of this investment ceased on December 31, 2006. As a result of this decision, the company established a valuation reserve related to the NeuroControl intangible asset of $5,601,000 to fully reserve against the patented technology intangible as it was deemed to be impaired.

Current Liabilities

Accrued expenses as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006	2005

Accrued taxes other than income taxes, primarily Value Added Taxes	$43,899	$30,955
Accrued salaries and wages	31,970	29,681
Accrued warranty cost	15,165	15,583
Accrued interest	10,893	5,180
Accrued rebates	8,356	9,434
Accrued legal and professional	8,222	6,077
Accrued severance	6,457	6,153
Accrued freight	4,278	4,144
Accrued product liability, current portion	3,296	2,657
Accrued insurance	2,258	2,519
Accrued derivative liability	435	2,330
Other accrued items, principally trade accruals	12,547	15,320

	$147,776	$130,033

Accrued rebates relate to several volume incentive programs the company offers its customers. The company accounts for these rebates as a reduction of revenue when the products are sold in accordance with the guidance in EITF No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The company has experienced significant pricing pressure in the U.S. market for standard products in recent years and has partially reduced prices to our customers in the form of a volume rebate such that the rebates would typically apply only if customers increased their standard product purchases from the company.

Changes in accrued warranty costs were as follows (in thousands):

	2006	2005

Balance as of January 1	$15,583	$13,998
Warranties provided during the period	9,175	9,811
Settlements made during the period	(10,252)	(8,931)
Changes in liability for pre-existing warranties during the period, including expirations	659	705

Balance as of December 31	$15,165	$15,583

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-Term Debt

Debt as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006	2005

Revolving credit agreement ($500,000,000 multi-currency), at 0.675% to 1.40% above local interbank offered rates, expires January 14, 2010	$157,465	$264,828
$80,000,000 senior notes at 6.71%, due in February 2008	80,000	80,553
$50,000,000 senior notes at 3.97%, due in October 2007	49,565	49,244
$30,000,000 senior notes at 4.74%, due in October 2009	30,000	30,339
$20,000,000 senior notes at 5.05%, due in October 2010	20,000	20,134
$150,000,000 senior notes at 6.15%, due in April 2016	150,000	—
Short-term borrowings secured by accounts receivable	71,750	79,351
Other notes and lease obligations	14,346	13,532

	573,126	537,981
Less short-term borrowings secured by accounts receivable	(71,750)	(79,351)
Less current maturities of long-term debt	(52,493)	(877)

	$448,883	$457,753

The carrying values of the senior notes have been adjusted by the gains/losses on the swaps accounted for as fair value hedges.

On November 6, 2006, the company determined that it was in violation of a financial covenant contained in three Note Purchase Agreements between the company and various institutional lenders (the “Note Purchase Agreements”). The Note Purchase Agreements relate to an aggregate principal amount of $330 million in long-term debt of the company. The financial covenant limits the ratio of consolidated debt to consolidated operating cash flow. The company believed the limits were exceeded as a result of borrowings by the company in early October, 2006 under its $500 million credit facility dated January 14, 2005 with various banks (the “Credit Facility”). The violation of the covenant under the Note Purchase Agreements also may have constituted a default under both the Credit Facility and the company’s separate $100 million trade receivables securitization facility (collectively, all of these loan facilities are referred to as the “Loan Facilities”). The company obtained the necessary waivers of the covenants that were violated. On February 12, 2007, the company announced the completion of its previously announced refinancing transactions. The new financing program provides the company with total capacity of approximately $710 million, the net proceeds of which have been used to refinance substantially all of the company’s existing indebtedness and pay related fees and expenses. See Subsequent Events in the Notes to the Consolidated Financial Statements for an explanation of the details of the company’s new financing structure.

On April 27, 2006, the company consummated a new Senior Notes offering for $150 million at a fixed rate of 6.15% due April 27, 2016. The proceeds were used to reduce debt outstanding under the company’s $500 million revolving credit facility.

On March 31, 2006, the company and the other parties to its $500 million Credit Agreement dated as of January 12, 2005, entered into certain amendments to the Agreement which among other things: (i) amended the definitions of Adjusted EBITDA and EBIT under the Credit Agreement to clarify the treatment of restructuring costs under the Credit Agreement, and (ii) amended the definition of Consolidated Interest Expense under the Credit Agreement to exclude any interest accrued under any Trade Receivables Securitization Transaction permitted pursuant to Section 5.2(n) of the Credit Agreement.

On January 14, 2005, the company entered into a $450,000,000 multi-currency, long-term revolving credit agreement which was increased on April 4, 2005 by $50,000,000 to an aggregate amount of $500,000,000 and

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expires on January 14, 2010. The facility provides that Invacare, may, upon consent of its lenders, increase the amount of the facility by an additional $50,000,000. The new agreement replaced the $325,000,000 multi-currency, long-term revolving credit agreement entered into in 2001 and a $100,000,000 bridge agreement entered into in 2004.

Borrowings denominated in foreign currencies aggregated $115,964,000 at December 31, 2006 and $131,464,000 at December 31, 2005. The borrowing rates under the revolving credit agreement are determined based on the ratio of debt to EBITDA of the company as defined in the agreement and range from 0.35% to .675% above the various interbank offered rates. As of December 31, 2006 and 2005, the weighted average floating interest rate on borrowings was 5.90% and 4.53%, respectively.

The revolving credit agreement and senior notes all require the company to maintain certain conditions with respect to net worth, funded debt to capitalization, and interest coverage as defined in the agreements. Under the most restrictive covenant of the company’s borrowing arrangements, the company was at its maximum borrowing capacity as of December 31, 2006 pursuant to the covenants of the company’s $500,000,000 multi-currency, long-term revolving credit agreement.

In October 2003, the company exchanged the fixed rates of 3.97%, 4.74% and 5.05% on the $50,000,000, $30,000,000 and $20,000,000 Senior Notes due in October 2007, October 2009 and October 2010 for variable rates based on LIBOR plus 0.01%, LIBOR plus 0.14% and LIBOR plus 0.26%, respectively. The effect of these swaps was to exchange fixed rates for floating rates. In November 2005, the $30,000,000 and $20,000,000 swaps, exchanging fixed rates of 4.74% and 5.05% for variable rates, were terminated. In December 2006, the $50,000,000 swaps were de-designated as hedges as the associated debt was to be paid off as part of the company’s recapitalization, which was completed in February 2007.

In December 2001, the company exchanged the fixed rate of 6.71% on $50,000,000 of the $80,000,000 in Senior Notes due in February 2008. The three agreements for $25,000,000, $15,000,000 and $10,000,000 exchanged the fixed rate for variable rates equal to LIBOR plus 1.9%, 1.71% and 1.62%, respectively. In January 2002, the company exchanged the fixed rate of 6.71% on the remaining $30,000,000 of the $80,000,000 in Senior Notes due in February 2008. The two agreements for $10,000,000 and $20,000,000 exchanged the fixed rate for variable rates equal to LIBOR plus 1.05% and 1.08%, respectively and were terminated in August 2006. All losses associated with the terminations of fair value hedge swaps have been amortized over the remaining life of the previously hedged debt using the effective yield method.

The aggregate minimum maturities of long-term debt for each of the next five years are as follows: $52,493,000 in 2007, $80,884,000 in 2008, $30,896,000 in 2009, $178,219,000 in 2010, and $789,000 in 2011. Interest paid on borrowings was $28,723,000, $29,017,000 and $15,348,000 in 2006, 2005 and 2004, respectively.

Other Long-Term Obligations

Other long-term obligations as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006	2005

Supplemental Executive Retirement Plan liability	$33,251	$14,962
Product liability	19,335	18,292
Deferred federal income taxes	34,593	27,792
Other, principally deferred compensation	21,049	18,578

Total long-term obligations	$108,228	$79,624

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Leases and Commitments

The company leases a substantial portion of its facilities, transportation equipment, data processing equipment and certain other equipment. These leases have terms of up to 14 years and provide for renewal options. Generally, the company is required to pay taxes and normal expenses of operating the facilities and equipment. As of December 31, 2006, the company is committed under non-cancelable operating leases, which have initial or remaining terms in excess of one year and expire on various dates through 2015. Lease expenses were approximately $21,302,000 in 2006, $18,718,000 in 2005, and $18,663,000 in 2004.

The amount of buildings and equipment capitalized in connection with capital leases was $17,072,000 and $15,592,000 at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, accumulated amortization was $5,461,000 and $4,505,000, respectively.

Future minimum operating and capital lease commitments as of December 31, 2006, are as follow (in thousands):

Year	Capital Leases	Operating Leases

2007	$1,876	$17,448
2008	1,719	11,530
2009	1,643	6,030
2010	1,421	2,976
2011	1,391	2,498
Thereafter	10,625	3,107

Total future minimum lease payments	18,675	$43,589

Amounts representing interest	(6,300)

Present value of minimum lease payments	$12,375

Retirement and Benefit Plans

Substantially all full-time salaried and hourly domestic employees are included in the Invacare Retirement Savings Plan sponsored by the company. The company makes matching cash contributions up to 66.7% of employees’ contributions up to 3% of compensation, quarterly contributions based upon 4% of qualified wages and may make discretionary contributions to the domestic plans based on an annual resolution of the Board of Directors.

The company sponsors a Deferred Compensation Plus Plan covering certain employees, which provides for elective deferrals and the company retirement deferrals so that the total retirement deferrals equal amounts that would have contributed to the company’s principal retirement plans if it were not for limitation imposed by income tax regulations. Contribution expense for the above plans in 2006, 2005 and 2004 was $5,514,000, $5,811,000, and $5,860,000, respectively.

The company also sponsors a non-qualified defined benefit Supplemental Executive Retirement Plan (SERP) for certain key executives. The projected benefit obligation related to this unfunded plan was $33,676,000 and $31,071,000 at December 31, 2006 and 2005, respectively, and the accumulated benefit obligation was $20,236,000 and $15,386,000 at December 31, 2006 and 2005, respectively based upon estimated salary increases of 5%, an assumed discount rate of 6.75% and a retirement age of 65. Expense for the plan in 2006, 2005 and 2004 was $2,861,000, $2,439,000, and $2,278,000, respectively of which $1,407,000, $1,278,000 and $1,211,000 was related to interest cost. Benefit payments in 2006, 2005 and 2004 were $952,000, $424,000, and $424,000, respectively.

In conjunction with these non-qualified plans, the company has invested in life insurance policies related to certain employees to satisfy these future obligations. The current cash surrender value of these policies

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximates the current benefit obligations. In addition, the projected policy benefits exceed the projected benefit obligations.

On December 31, 2006, the company adopted the recognition and disclosure provisions of FAS 158, which required the company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its SERP and the Death Benefit Only (DBO) Plan in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive earnings, net of tax. The incremental effects of adopting the provisions of FAS 158 on the company’s balance sheet at December 31, 2006 are presented in the following table. The adoption of FAS 158 had no effect on the company’s consolidated statement of operations for the year ended December 31, 2006, or for any prior period presented, and it will not effect the company’s operating results in future periods. The incremental effect of adopting FAS 158 on the company’s balance sheet at December 31, 2006 is as follows (in thousands):

	At December 31, 2006
	Prior to	Effect of	As Reported
	Application of	Adopting	at December 31,
	Statement 158	Statement 158	2006

Accrued SERP liability	$20,236	$13,440	$33,676
DBO Plan liability	461	1,500	1,961
Accumulated other comprehensive earnings	$114,128	$(14,940)	$99,188

The SERP liability includes a current portion included in accrued expenses and the long-term portion, which is included in other long term obligations in the company’s consolidated balance sheet. As a result of the adoption of FAS 158, deferred federal income taxes of $5,229,000 have been recorded and a full valuation allowance has been recorded as well.

Shareholders’ Equity Transactions

The company’s Common Shares have a $.25 stated value. The Common Shares and the Class B Common Shares generally have identical rights, terms and conditions and vote together as a single class on most issues, except that the Class B Common Shares have ten votes per share, carry a 10% lower cash dividend rate and, in general, can only be transferred to family members. Holders of Class B Common Shares are entitled to convert their shares into Common Shares at any time on a share-for-share basis.

The 2003 Performance Plan (the “2003 Plan”) allows the Compensation Committee of the Board of Directors (the “Committee”) to grant up to 3,800,000 Common Shares in connection with incentive stock options, non-qualified stock options, stock appreciation rights and stock awards (including the use of restricted stock). The 1994 Performance Plan (the “1994 Plan”), as amended, expired in 2004 and allowed the Compensation Committee of the Board of Directors (the “Committee”) to grant up to 5,500,000 Common Shares. The Committee has the authority to determine which employees and directors will receive awards, the amount of the awards and the other terms and conditions of the awards. During 2006 and 2005, the Committee granted 522,152 and 614,962, respectively, in non-qualified stock options for a term of ten years at the fair market value of the company’s Common Shares on the date of grant under the 2003 Plan. There were no stock appreciation rights outstanding at December 31, 2006, 2005 or 2004.

Restricted stock awards for 115,932, 21,304 and 20,510 shares were granted in years 2006, 2005 and 2004 without cost to the recipients. Under the terms of the restricted stock awards, which were initially granted in 2001, 239,449 of the shares granted vest ratably over the four years after the award date and 6,500 of the shares granted vest ratably over the 2 years after the award date. At December 31, 2006 and 2005, there were 147,085 and 58,828 shares, respectively for restricted stock awards that were unvested. Unearned restricted stock compensation of $3,512,000 in 2006, $1,016,000 in 2005 and $911,000 in 2004, determined as the market value of the shares at the date of grant, is being amortized on a straight-line basis over the vesting period. Compensation expense of

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$1,075,000, $881,000 and $812,000 was recognized in 2006, 2005 and 2004, respectively, related to restricted stock awards granted since 2001.

The 2003 Plan has provisions that allow employees to exchange mature shares to pay the exercise price and surrender shares for the options to cover the minimum tax withholding obligation. Under these provisions, the company acquired treasury shares of approximately 128,000 for $4,314,000 in 2006, 124,000 for $6,004,000 in 2005 and 53,000 for $2,444,000 in 2004.

On December 21, 2005, the Board of Directors of Invacare Corporation based on the recommendation of the Compensation, Management Development and Corporate Governance Committee (the “Committee”), approved the acceleration of the vesting for substantially all of the company’s unvested stock options which were granted under the 1994 Plan, as amended, and the 2003 Plan, which were then underwater. The Board of Directors decided to approve the acceleration of the vesting of the company’s stock options primarily to partially offset the recent reductions in other benefits made by the company and to provide additional incentive to those critical to the company’s current cost reduction efforts.

The decision, which was effective as of December 21, 2005, accelerated the vesting for a total of 1,368,307 of the company’s common shares; including 646,100 shares underlying options held by the company’s named executive officers. The stock options accelerated equate to 29% of the company’s total outstanding stock options. Vesting was not accelerated for the restricted awards granted under the Plans and no other modifications were made to the awards that were accelerated. The exercise prices of the accelerated options, all of which were underwater, were unchanged by the acceleration of the vesting schedules.

All of the company’s outstanding unvested options under the Plans, which were accelerated, had exercise prices ranging from $30.91 to $47.80 which were greater than the company’s stock market price of $30.75 as of the effective date of the acceleration. As of December 31, 2006, an aggregate of 38,484,620 Common Shares were reserved for issuance upon the conversion of Class B Common Shares and future rights (as defined below) and the exercise or grant of stock options or other awards under the company’s equity incentive plans. On an as adjusted basis, including the Common Shares issuable upon conversion of the convertible debentures that were issued as part of the company’s Refinancing completed in February 2007, an aggregate of 43,930,364 would have been reserved for issuance as of December 31, 2006.

		Weighted		Weighted		Weighted
		Average Exercise		Average Exercise		Average Exercise
	2006	Price	2005	Price	2004	Price

Options outstanding at January 1	4,776,162	$31.57	4,638,405	$29.81	4,518,890	$27.34
Granted	522,152	23.87	614,962	41.59	626,450	43.89
Exercised	(231,448)	24.61	(356,676)	23.39	(449,374)	24.13
Canceled	(342,215)	36.83	(120,529)	37.17	(57,561)	34.75

Options outstanding at December 31	4,724,651	$30.68	4,776,162	$31.57	4,638,405	$29.81

Options price range at December 31	$16.03 to		$16.03 to		$16.03 to
	$47.80		$47.80		$47.35
Options exercisable at December 31	4,216,624		4,745,435		2,963,385
Options available for grant at December 31*	1,784,033		454,142		1,033,858

*	Options available for grant as of December 31, 2006 reduced by net restricted stock award activity of 241,649.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
	Number	Weighted Average		Number
	Outstanding	Remaining	Weighted Average	Exercisable	Weighted Average
Exercise Prices	at 12/31/06	Contractual Life	Exercise Price	at 12/31/06	Exercise Price

$16.03-$23.69	1,770,178	4.3 years	$22.21	1,340,001	$22.10
$25.13-$36.40	1,486,921	4.3	$30.02	1,409,071	$29.94
$37.70-$47.80	1,467,552	7.7	$41.57	1,467,552	$41.57

Total	4,724,651	5.3	$30.68	4,216,624	$31.50

The company had utilized the disclosure-only provisions of SFAS No. 123 through December 31, 2005. Accordingly, no compensation cost was recognized for the stock option plans, except the expense recorded related to the 132,017 restricted stock awards granted in years 2001 through 2005.

The plans provide that shares granted come from the company’s authorized but unissued Common Shares or treasury shares. Pursuant to the plans, the Committee has established that the majority of the 2006 grants may not be exercised within one year from the date granted and options must be exercised within ten years from the date granted. Accordingly, the assumption regarding the stock options issued in 2006, 2005 and 2004 was that 25% of such options vested in the year following issuance. The stock options awarded during such years provided a four-year vesting period whereby options vest equally in each year. Current year expense and prior years’ pro forma disclosures may be adjusted for forfeitures of awards that will not vest because service or employment requirements have not been met. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005	2004

Expected dividend yield	.93%	.67%	.63%
Expected stock price volatility	29.5%	26.7%	28.8%
Risk-free interest rate	4.71%	4.38%	3.67%
Expected life (years)	4.4	5.6	5.6

Expected stock price volatility is calculated at each date of grant based on historical stock prices. Actual risk free rates used during the year ranged from a low of 4.3% to a high of 5.0%. The weighted-average fair value of options granted during 2006, 2005 and 2004, based upon an expected exercise year of 2010, was $7.87, $12.41 and $13.58, respectively. The plans provide that shares granted come from the company’s authorized but unissued Common Shares or treasury shares. In addition, the company’s stock-based compensation plans allow participants to exchange shares for withholding taxes, which results in the company acquiring treasury shares. The weighted-average remaining contractual life of options outstanding at December 31, 2006 and 2005 was 5.3 and 5.7 years, respectively. The weighted-average contractual life of options exercisable at December 31, 2006 was 4.8 years. The total intrinsic value of stock awards exercised in 2006, 2005 and 2004 was $1,792,170, $7,401,047 and $9,871,085, respectively. As of December 31, 2006, the intrinsic value of all options outstanding and of all options exercisable was $4,149,899 and $3,287,272, respectively. The exercise of stock awards in 2006, 2005 and 2004 resulted in cash received by the company totaling $3,081,000, $4,623,000 and $9,850,000 for each period, respectively and tax benefits of $955,000, $4,545,000 and $2,934,000, respectively.

As of December 31, 2006, there was $13,182,000 of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested options and shares, which includes $3,512,000 related to restricted stock awards. The company expects the compensation expense to be recognized over a weighted-average period of approximately 2 years. Prior to the adoption of SFAS 123R, the company presented all tax benefit deductions resulting from the exercise of stock options as a component of operating cash flows in the Consolidated Statement of Cash Flows. In accordance with SFAS 123R, tax benefits

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

resulting from tax deductions in excess of the compensation expense recognized for those options is classified as a component of financing cash flows. The impact of this change was not material in 2006.

Effective July 8, 2005, the company adopted a new Rights Agreement to replace the company’s previous shareholder rights plan, which expired on July 7, 2005. In order to implement the new Rights Agreement, the Board of Directors declared a dividend of one Right for each outstanding share of the company’s Common Shares and Class B Common Shares to shareholders of record at the close of business on July 19, 2005. Each Right entitles the registered holder to purchase from the company one one-thousandth of a Series A Participating Serial Preferred Share, without par value, at a Purchase Price of $180.00 in cash, subject to adjustment. The Rights will not become exercisable until after a person (an “Acquiring Party”) has acquired, or obtained the right to acquire, or commences a tender offer to acquire, shares representing 30% or more of the company’s outstanding voting power, subject to deferral by the Board of Directors. After the Rights become exercisable, under certain circumstances, the Rights may be exercisable to purchase Common Shares of the company, or common shares of an acquiring company, at a price equal to the exercise price of the Right divided by 50% of the then current market price per Common Share or acquiring company common share, as the case may be. The Rights will expire on July 18, 2015 unless previously redeemed or exchanged by the company. The company may redeem and terminate the Rights in whole, but not in part, at a price of $0.001 per Right at any time prior to 10 days following a public announcement that an Acquiring Party has acquired beneficial ownership of shares representing 30% or more of the company’s outstanding voting power, and in certain other circumstances described in the Rights Agreement.

Capital Stock

Capital stock activity for 2006, 2005 and 2004 consisted of the following (in thousands of shares):

	Common Stock	Class B	Treasury
	Shares	Shares	Shares

January 1, 2004 Balance	30,739	1,112	(770)
Exercise of stock options	449	—	(53)
Stock awards	21	—	—
Repurchase of treasury shares	—	—	(111)

December 31, 2004 Balance	31,209	1,112	(934)
Exercise of stock options	465	—	(124)
Stock awards	21	—	—

December 31, 2005 Balance	31,695	1,112	(1,058)
Exercise of stock options	240	—	(128)
Stock awards	116	—	—

December 31, 2006 Balance	32,051	1,112	(1,186)

Stock option exercises in 2006 include deferred share activity, which increased common shares by 9,000 shares and treasury shares by 4,000 shares. Stock option exercises in 2005 include deferred share activity, which increased common shares by 108,000 shares and treasury shares by 14,000 shares.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Comprehensive Earnings (Loss)

The components of other comprehensive earnings (loss) are as follows (in thousands):

				Unrealized Gain
		Unrealized Gain		(Loss) on
	Currency	(Loss) on	Adjustment to	Derivative
	Translation	Available-for-Sale	Initially Apply	Financial
	Adjustments	Securities	FASB 158	Instruments	Total

Balance at January 1, 2004	$46,567	$675		$3,815	$51,057
Foreign currency translation adjustments	57,903				57,903
Unrealized loss on available for sale securities		(14)			(14)
Deferred tax benefit relating to unrealized loss on available for sale securities		5			5
Current period unrealized loss on cash flow hedges, net of reclassifications				(6,649)	(6,649)
Deferred tax benefit relating to unrealized loss on derivative financial instruments				2,327	2,327

Balance at December 31, 2004	104,470	666		(507)	104,629
Foreign currency translation adjustments	(56,176)				(56,176)
Unrealized gain on available for sale securities		54			54
Deferred tax liability relating to unrealized gain on available for sale securities		(19)			(19)
Current period unrealized loss on cash flow hedges, net of reclassifications				(1,551)	(1,551)
Deferred tax benefit relating to unrealized loss on derivative financial instruments				543	543

Balance at December 31, 2005	48,294	701		(1,515)	47,480

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Unrealized Gain
		Unrealized Gain		(Loss) on
	Currency	(Loss) on	Adjustment to	Derivative
	Translation	Available-for-Sale	Initially Apply	Financial
	Adjustments	Securities	FASB 158	Instruments	Total

Foreign currency translation adjustments	64,386				64,386
Unrealized loss on available for sale securities		(63)			(63)
Deferred tax benefit relating to unrealized loss on available for sale securities		22			22
Adjustment to initially apply FASB Statement No. 158			(14,940)		(14,940)
Deferred tax benefit resulting from adjustment to initially apply FASB Statement No. 158			5,229		5,229
Valuation reserve resulting from adjustment to initially apply FASB Statement No. 158			(5,229)		(5,229)
Current period unrealized gain on cash flow hedges, net of reclassifications				3,543	3,543
Deferred tax liability relating to unrealized gain on derivative financial instruments				(1,240)	(1,240)

Balance at December 31, 2006	$112,680	$660	$(14,940)	$788	$99,188

Net losses of $240,000 and $283,000 and a net gain of $6,650,000 were reclassified into earnings related to derivative instruments designated and qualifying as cash flow hedges in 2006, 2005 and 2004, respectively.

Charge Related to Restructuring Activities

On July 28, 2005, the company announced multi-year cost reductions and profit improvement actions, which included: reducing global headcount, outsourcing improvements utilizing the company’s China manufacturing capability and third parties, shifting substantial resources from product development to manufacturing cost reduction activities and product rationalization, reducing freight exposure through freight auctions and changing the freight policy, general expense reductions, and exiting four facilities.

The restructuring was necessitated by the continued decline in reimbursement by the U.S. government as well as similar reimbursement pressures abroad and continued pricing pressures faced by the company as a result of outsourcing by competitors to lower cost locations.

To date, the company has made substantial progress on its restructuring activities, including exiting four facilities and eliminating approximately 600 positions through December 31, 2006, which resulted in restructuring charges of $21,250,000 and $7,533,000 in 2006 and 2005, respectively, of which $3,973,000 and $238,000, respectively is recorded in cost of products sold as it relates to inventory markdowns. There have been no material changes in accrued balances related to the charge, either as a result of revisions in the plan or changes in estimates, and the company expects to utilize the accruals recorded as of December 31, 2006 during 2007.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A progression by reporting segment of the accruals recorded as a result of the restructuring is as follows (in thousands):

	Balance at			Balance at			Balance at
	1/1/05	Accruals	Payments	12/31/05	Accruals	Payments	12/31/06

North America/
HME Severance	$—	$3,528	$(1,398)	$2,130	$5,549	$(6,320)	$1,359
Product line discontinuance	—	—	—	—	2,719	(682)	2,037
Contract terminations	—	88	(88)	—	1,346	(789)	557

Total	$—	$3,616	$(1,486)	$2,130	$9,614	$(7,791)	$3,953

Invacare Supply Group
Severance	$—	$173	$(61)	$112	$457	$(403)	$166
Product line discontinuance	—	—	—	—	552	(552)	—
Contract terminations	—	165	—	165	—	(165)	—

Total	$—	$338	$(61)	$277	$1,009	$(1,120)	$166

Institutional Products Group
Severance	$—	$27	$(27)	$—	$38	$(38)	$—

Europe
Severance	$—	$2,297	$(1,498)	$799	$5,208	$(2,273)	$3,734
Product line discontinuance	—	169	(169)	—	455	(455)	—
Other	—	252	(252)	—	2,995	(2,995)	—

Total	$—	$2,718	$(1,919)	$799	$8,658	$(5,723)	$3,734

Asia/Pacific
Severance	$—	$642	$(579)	$63	$621	$(684)	$—
Contract terminations	—	39	(39)	—	745	(623)	122
Product line discontinuance	—	69	(69)	—	557	(557)	—
Other	—	84	(84)	—	8	(8)	—

Total	$—	$834	$(771)	$63	$1,931	$(1,872)	$122

Consolidated
Severance	$—	$6,667	$(3,563)	$3,104	$11,873	$(9,718)	$5,259
Contract terminations	—	292	(127)	165	2,091	(1,577)	679
Product line discontinuance	—	238	(238)	—	4,283	(2,246)	2,037
Other	—	336	(336)	—	3,003	(3,003)	—

Total	$—	$7,533	$(4,264)	$3,269	$21,250	$(16,544)	$7,975

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

Earnings (loss) before income taxes consist of the following (in thousands):

	2006	2005	2004

Domestic	$(349,144)	$18,605	$57,557
Foreign	39,620	52,697	52,815

	$(309,524)	$71,302	$110,372

The company has provided for income taxes (benefits) as follows (in thousands):

	2006	2005	2004

Current:
Federal	$(12,815)	$9,475	$14,075
State	750	600	2,800
Foreign	16,030	12,475	14,050

	3,965	22,550	30,925
Deferred:
Federal	11,695	(2,225)	2,225
Foreign	(7,410)	2,125	2,025

	4,285	(100)	4,250

Income Taxes	$8,250	$22,450	$35,175

A reconciliation to the effective income tax rate from the federal statutory rate follows:

	2006	2005	2004

Statutory federal income tax rate	(35.0)%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	0.2	0.5	1.6
Tax credits	(0.1)	(0.8)	(1.6)
Foreign taxes at less than the federal statutory rate	(2.0)	(5.2)	(2.1)
Asset write-downs related to goodwill and other intangibles, without tax benefit	30.2	—	—
Federal valuation allowance	9.3	—	—
Other, net	0.1	2.0	(1.0)

	2.7%	31.5%	31.9%

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of deferred income tax assets and liabilities at December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005

Current deferred income tax assets (liabilities), net:
Loss carryforwards	$7,375	$6,246
Bad debt	14,006	7,386
Warranty	3,365	4,036
State and local taxes	3,154	2,764
Other accrued expenses and reserves	2,645	2,754
Inventory	2,337	1,361
Compensation and benefits	3,079	2,061
Product liability	292	292
Valuation allowance	(22,552)	—
Other, net	(189)	546

	$13,512	$27,446

Long-term deferred income tax assets (liabilities), net:
Goodwill & intangibles	(29,480)	(36,252)
Fixed assets	(18,289)	(20,030)
Compensation and benefits	16,541	10,344
Loss and credit carryforwards	6,453	5,674
Product liability	4,715	3,812
State and local taxes	10,619	8,628
Valuation allowance	(27,721)	(7,100)
Other, net	2,569	7,132

	$(34,593)	$(27,792)

Net Deferred Income Taxes	$(21,081)	$(346)

At December 31, 2006, the company had federal foreign tax loss carryforwards of approximately $40,600,000 of which $29,350,000 are non-expiring, $900,000 expire in 2011, $5,175,000 expire in 2012, and $5,175,000 expire in 2013. The loss carryforward amounts include $16,900,000 of federal foreign loss carryforwards associated with 2004 acquisitions. At December 31, 2006 the company also had a $9,425,000 domestic capital loss carryforward that expires in 2011 and $226,800,000 of domestic state and local tax loss carryforwards, of which $113,800,000 expire between 2007 and 2010, $55,450,000 expire between 2011 and 2020 and $57,550,000 expire after 2020, all of which are fully offset by valuation allowances. The company made income tax payments of $14,370,000, $10,435,000 and $30,180,000 during the years ended December 31, 2006, 2005 and 2004, respectively. The company recorded a valuation allowance for its domestic net deferred tax assets due to the loss recognized in 2006 and based upon near term domestic projections.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Earnings Per Common Share

The following table sets forth the computation of basic and diluted net earnings per common share.

	2006	2005	2004
	(In thousands except per share data)

Basic
Average common shares outstanding	31,789	31,555	31,153
Net earnings (loss)	$(317,774)	$48,852	$75,197
Net earnings (loss) per common share	$(10.00)	$1.55	$2.41
Diluted
Average common shares outstanding	31,789	31,555	31,153
Stock options	—	897	1,194

Average common shares assuming dilution	31,789	32,452	32,347
Net earnings (loss)	$(317,774)	$48,852	$75,197
Net earnings (loss) per common share	$(10.00)	$1.51	$2.33

At December 31, 2006, 2005, and 2004, 2,713,000, 813,191, and 21,167 shares, respectively were excluded from the average common shares assuming dilution, as they were anti-dilutive. In 2006, all of the shares associated with stock options were anti-dilutive because of the company’s loss. In 2005, the majority of the anti-dilutive shares were granted at an exercise price of $41.87, which was higher than the average fair market value price of $41.46 for 2005. In 2004, the majority of the anti-dilutive shares were granted at an exercise price of $47.35, which was higher than the average fair market value price of $44.39 for 2004.

Concentration of Credit Risk

The company manufactures and distributes durable medical equipment and supplies to the home health care, retail and extended care markets. The company performs credit evaluations of its customers’ financial condition. Prior to December 2000, the company financed equipment to certain customers for periods ranging from 6 to 39 months. In December 2000, Invacare entered into an agreement with DLL, a third party financing company, to provide the majority of future lease financing to Invacare’s customers. The DLL agreement provides for direct leasing between DLL and the Invacare customer. The company retains a limited recourse obligation ($43,676,000 at December 31, 2006) to DLL for events of default under the contracts (total balance outstanding of $107,826,000 at December 31, 2006). FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the company to record a guarantee liability as it relates to the limited recourse obligation. As such, the company has recorded a liability for this guarantee obligation within accrued expenses. The company monitors the collections status of these contracts and has provided amounts for estimated losses in its allowances for doubtful accounts in accordance with SFAS No. 5, Accounting for Contingencies. Credit losses are provided for in the financial statements.

Substantially all of the company’s receivables are due from health care, medical equipment dealers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid. In addition, the company has also seen a significant shift in reimbursement to customers from managed care entities. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. In addition, reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end user can obtain as well as the timing of reimbursement and, thus, affect the product mix, pricing and payment patterns of the company’s customers.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Values of Financial Instruments

The company in estimating its fair value disclosures for financial instruments used the following methods and assumptions:

Cash, cash equivalents and marketable securities:  The carrying amount reported in the balance sheet for cash, cash equivalents and marketable securities approximates its fair value.

Installment receivables:  The carrying amount reported in the balance sheet for installment receivables approximates its fair value. The interest rates associated with these receivables have not varied significantly since inception. Management believes that after consideration of the credit risk, the net book value of the installment receivables approximates market value.

Long-term debt:  Fair values for the company’s senior notes are estimated using discounted cash flow analyses, based on the company’s current incremental borrowing rate for similar borrowing arrangements.

Interest Rate Swaps:  The company is a party to interest rate swap agreements, which are entered into, in the normal course of business to reduce exposure to fluctuations in interest rates. The agreements are with major financial institutions, which are expected to fully perform under the terms of the agreements thereby mitigating the credit risk from the transactions. The agreements are contracts to exchange fixed rate payments for floating rate payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of such agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The amounts to be paid or received under the interest rate swap agreements are accrued consistent with the terms of the agreements and market interest rates. Fair value for the company’s interest rate swaps are based on independent pricing models.

Other investments:  The company has made other investments in limited partnerships and non-marketable equity securities, which are accounted for using the cost method, adjusted for any estimated declines in value. These investments were acquired in private placements and there are no quoted market prices or stated rates of return.

The carrying amounts and fair values of the company’s financial instruments at December 31, 2006 and 2005 are as follows (in thousands):

	2006		2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Cash and cash equivalents	$82,203	$82,203	$25,624	$25,624
Marketable securities	190	190	252	252
Other investments	8,461	8,461	8,342	8,342
Installment receivables	22,887	22,887	13,081	13,081
Long-term debt (including short-term borrowings secured by accounts receivable and current maturities of long-term debt)	573,126	583,856	537,981	538,053
Interest rate swaps	(435)	(435)	(202)	(202)
Forward contracts	1,213	1,213	(2,330)	(2,330)

Forward Contracts:  The company operates internationally and as a result is exposed to foreign currency fluctuations. Specifically, the exposure includes intercompany loans and third party sales or payments. In an attempt to reduce this exposure, foreign currency forward contracts are utilized and accounted for as hedging instruments. The forward contracts in 2006 and 2005 were entered into to as hedges of the following currencies: USD, NZD, CAD, GBP, EUR, SEK, DKK and AUD. The company does not use derivative financial instruments for speculative purposes.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The gains and losses that result from the majority of the forward contracts are deferred and recognized when the offsetting gains and losses for the identified transactions are recognized. The company recognized losses of $240,000 in 2006 and $280,000 in 2005 and gains of $6,961,000 in 2004, respectively, which were recognized in cost of products sold and selling, general and administrative expenses.

Business Segments

The company operates in five primary business segments: North America/Home Medical Equipment (NA/HME), Invacare Supply Group, Institutional Products Group, Europe and Asia/Pacific. The company expanded its number of reporting segments from three to five in 2006 due to organizational changes within the former North American geographic operating segment and changes in how the chief operating decision maker assesses performance and makes resource allocation decisions. Prior to 2006, the Invacare Supply Group and Institutional Products Group were fully integrated into the former North American operating segment in that they shared the same sales force, managed customer service jointly, etc. In 2006, management reporting changes were made along with changes in the sales structure, customer service, supply chain management, etc., all of which established ISG and IPG as autonomous businesses. Accordingly, the company has modified its operating segments and reportable segments in 2006 with the corresponding prior year amounts being reclassified to conform to the 2006 presentation.

The NA/HME segment sells each of three primary product lines, which includes: standard, rehab and respiratory products. Invacare Supply Group sells distributed product and the Institutional Products Group sells health care furnishings and accessory products. Europe and Asia/Pacific sell the same product lines with the exception of distributed products. Each business segment sells to the home health care, retail and extended care markets.

The company evaluates performance and allocates resources based on profit or loss from operations before income taxes for each reportable segment. The accounting policies of each segment are the same as those described in the summary of significant accounting policies for the company’s consolidated financial statements. Intersegment sales and transfers are based on the costs to manufacture plus a reasonable profit element. Therefore, intercompany profit or loss on intersegment sales and transfers is not considered in evaluating segment performance.

The information by segment is as follows (in thousands):

	2006	2005	2004

Revenues from external customers
North America/HME	$676,326	$706,555	$720,553
Invacare Supply Group	228,236	220,908	205,130
Institutional Products Group	93,455	85,415	76,590
Europe	430,427	432,142	336,792
Asia/Pacific	69,591	84,712	64,262

Consolidated	$1,498,035	$1,529,732	$1,403,327

Intersegment revenues
North America/HME	$51,081	$46,048	$43,966
Invacare Supply Group	102	26	7
Institutional Products Group	—	2,305	544

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2005	2004

Europe	12,599	12,019	2,825
Asia/Pacific	39,757	36,576	35,793

Consolidated	$103,539	$96,974	$83,135

Depreciation and amortization
North America/HME	$18,433	$18,266	$18,814
Invacare Supply Group	383	448	409
Institutional Products Group	1,888	1,867	1,456
Europe	14,533	15,100	8,687
Asia/Pacific	4,645	4,829	2,911
All Other(1)	10	14	39

Consolidated	$39,892	$40,524	$32,316

Net interest expense (income)
North America/HME	$16,530	$13,299	$946
Invacare Supply Group	3,158	2,447	2,561
Institutional Products Group	3,852	1,620	1,248
Europe	8,398	8,628	4,924
Asia/Pacific	(629)	(431)	(664)

Consolidated	$31,309	$25,563	$9,015

Earnings (loss) before income taxes
North America/HME	$(320,556)	$53,303	$87,139
Invacare Supply Group	3,291	6,428	7,312
Institutional Products Group	4,789	5,747	12,264
Europe	26,077	29,255	18,705
Asia/Pacific	(7,318)	(4,418)	1,430
All Other(1)	(15,807)	(19,013)	(16,478)

Consolidated	$(309,524)	$71,302	$110,372

Assets(2)
North America/HME	$430,121	$719,366	$665,098
Invacare Supply Group	90,086	81,895	76,697
Institutional Products Group	43,918	44,372	46,953
Europe	751,502	671,642	710,510
Asia/Pacific	98,737	74,101	69,685
All Other(1)	76,087	55,396	59,181

Consolidated	$1,490,451	$1,646,772	$1,628,124

Long-lived assets(2)
North America/HME	$65,264	$374,023	$377,529
Invacare Supply Group	61,363	54,447	24,858
Institutional Products Group	31,374	32,457	33,665

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2005	2004

Europe	563,479	508,196	548,843
Asia/Pacific	50,760	38,866	31,797
All Other(1)	62,453	44,317	46,161

Consolidated	$834,693	$1,052,306	$1,062,853

Expenditures for assets
North America/HME	$9,478	$19,242	$13,607
Invacare Supply Group	853	338	825
Institutional Products Group	828	427	819
Europe	8,041	5,470	20,064
Asia/Pacific	2,559	5,438	6,441
All Other(1)	30	9	1

Consolidated	$21,789	$30,924	$41,757

(1)	Consists of un-allocated corporate selling, general and administrative costs and intercompany profits, which do not meet the quantitative criteria for determining reportable segments.

(2)	As a result of increasing the number of reporting segments in 2006, the company allocated a portion of the goodwill related to the former North American segment to the Invacare Supply Group and Institutional Products Group segments based upon the relative fair values of each of the three segments now comprising North America. The reported assets above give effect to that re-allocation as if it had occurred on January 1, 2004.

Net sales by product, are as follows (in thousands):

	2006	2005	2004

North America/HME
Rehab	$272,517	$274,417	$280,339
Standard	239,540	251,331	257,668
Respiratory	141,531	159,300	161,247
Other	22,738	21,507	21,299

	$676,326	$706,555	$720,553

Invacare Supply Group
Distributed	$228,236	$220,908	$205,130

Institutional Products Group
Continuing Care	$93,455	$85,415	$76,590

Europe
Standard	$252,335	$263,121	$200,064
Rehab	170,138	161,082	128,316
Respiratory	7,954	7,939	8,412

	$430,427	$432,142	$336,792

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2005	2004

Asia/Pacific
Rehab	$39,027	$47,730	$34,273
Standard	13,070	10,125	7,721
Respiratory	7,111	8,304	8,162
Other	10,383	18,553	14,106

	$69,591	$84,712	$64,262

Total Consolidated	$1,498,035	$1,529,732	$1,403,327

No single customer accounted for more than 5% of the company’s sales.

Interim Financial Information (unaudited)

	QUARTER ENDED
2006	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)

Net sales	$361,704	$371,764	$379,462	$385,105
Gross profit	101,296	105,565	111,065	99,144
Earnings (loss) before income taxes	7,437	6,848	12,193	(336,002)
Net earnings (loss)	5,207	4,953	9,693	(337,627)
Net earnings (loss) per share — basic	.16	.16	.31	(10.61)
Net earnings (loss) per share — assuming dilution	.16	.15	.30	(10.61)

2005	March 31,	June 30,	September 30,	December 31,

Net sales	$370,944	$396,267	$395,270	$367,251
Gross profit	109,448	112,831	118,286	105,634
Earnings before income taxes	19,890	18,958	22,492	9,962
Net earnings	13,545	12,908	15,317	7,082
Net earnings per share — basic	.43	.41	.48	.22
Net earnings per share — assuming dilution	.42	.40	.47	.22

Subsequent Events

On February 12, 2007, the company announced the completion of its previously announced refinancing transactions. The new financing program provides the company with total capacity of approximately $710,000,000, the net proceeds of which have been used to refinance substantially all of the company’s existing indebtedness and pay related fees and expenses.

As part of the financing, the company entered into a $400,000,000 senior secured credit facility consisting of a $250,000,000 term loan facility and a $150,000,000 revolving credit facility. The company’s obligations under the new senior secured credit facility are secured by substantially all of the company’s assets and are guaranteed by its material domestic subsidiaries, with certain obligations also guaranteed by its material foreign subsidiaries. Borrowings under the new senior secured credit facility will generally bear interest at LIBOR plus a margin of 2.25%, including an initial facility fee of 0.50% per annum on the facility.

The company also completed the sale of $175,000,000 principal amount of its 9 3/4% Senior Notes due 2015 to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The notes are unsecured senior obligations of the company guaranteed by substantially all of the company’s domestic subsidiaries, and pay interest at 9 3/4% per annum on each February 15 and August 15. The net proceeds to the company from the offering of the notes, after deducting the initial purchasers’ discount and the estimated offering expenses payable by the company, were approximately $167,000,000.

Also, as part of the refinancing, the company completed the sale of $135,000,000 principal amount of its Convertible Senior Subordinated Debentures due 2027 to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The debentures are unsecured senior subordinated obligations of the company guaranteed by substantially all of the company’s domestic subsidiaries, pay interest at 4.125% per annum on each February 1 and August 1, and are convertible upon satisfaction of certain conditions into cash, common shares of the company, or a combination of cash and common shares of the company, subject to certain conditions. The initial conversion rate is 40.3323 shares per $1,000 principal amount of debentures, which represents an initial conversion price of approximately $24.79 per share. The debentures are redeemable at the company’s option, subject to specified conditions, on or after February 6, 2012 through and including February 1, 2017, and at the company’s option after February 1, 2017. On February 1, 2017 and 2022 and upon the occurrence of certain circumstances, holders have the right to require the company to repurchase all or some of their debentures. The net proceeds to the company from the offering of the debentures, after deducting the initial purchasers’ discount and the estimated offering expenses payable by the company, were approximately $132,300,000.

The notes, debentures and common shares issuable upon conversion of the debentures have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

Supplemental Guarantor Information

Effective February 12, 2007, substantially all of the domestic subsidiaries (the “Guarantor Subsidiaries”) of the company became guarantors of the indebtedness of Invacare Corporation under its 9 3/4% Senior Notes due 2015 (the “Senior Notes”) with an aggregate principal amount of $175,000,000 and under its 4.125% Convertible Senior Subordinated Debentures due 2027 (the “Debentures”) with an aggregate principal amount of $135,000,000. The majority of the company’s subsidiaries are not guaranteeing the indebtedness of the Senior Notes or Debentures (the “Non-Guarantor Subsidiaries”). Each of the Guarantor Subsidiaries has fully and unconditionally guaranteed, on a joint and several basis, to pay principal, premium, and interest related to the Senior Notes and related to the Debentures and each of the Guarantor Subsidiaries are directly or indirectly wholly-owned subsidiaries of the company.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Presented below are the consolidating condensed financial statements of Invacare Corporation (Parent), combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method. The company does not believe that separate financial statements of the Guarantor Subsidiaries are material to investors and accordingly separate financial statements and other disclosures related to the Guarantor Subsidiaries are not presented.

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

	The	Combined	Combined
	Company	Guarantor	Non-Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

Year ended December 31, 2006 (in thousands)
Net sales	$342,614	$615,163	$613,237	$(72,979)	$1,498,035
Cost of products sold	265,844	486,469	401,584	(72,932)	1,080,965

Gross Profit	76,770	128,694	211,653	(47)	417,070
Selling, general and administrative expenses	103,167	113,922	156,757	—	373,846
Charge related to restructuring activities	5,597	637	11,043	—	17,277
Debt finance charges, interest and fees associated with debt refinancing	3,745	—	—	—	3,745
Asset write-downs related to goodwill and other intangibles	300,257	160	—	—	300,417
Income (loss) from equity investee	32,382	23,012	3,077	(58,471)	—
Interest expense-net	17,025	10,177	4,107	—	31,309

Earnings (loss) before Income Taxes	(320,639)	26,810	42,823	(58,518)	(309,524)
Income taxes (benefit)	(2,865)	1,422	9,693	—	8,250

Net Earnings (loss)	$(317,774)	$25,388	$33,130	$(58,518)	$(317,774)

Year ended December 31, 2005 (in thousands)
Net sales	$363,277	$610,106	$625,505	$(69,156)	$1,529,732
Cost of products sold	263,005	473,178	416,164	(68,814)	1,083,533

Gross Profit	100,272	136,928	209,341	(342)	446,199
Selling, general and administrative expenses	96,342	88,948	156,749	—	342,039
Charge related to restructuring activities	3,546	408	3,341	—	7,295
Income (loss) from equity investee	52,273	7,167	3,161	(62,601)	—
Interest expense-net	2,506	15,673	7,384	—	25,563

Earnings (loss) before Income Taxes	50,151	39,066	45,028	(62,943)	71,302
Income taxes	1,299	306	20,845	—	22,450

Net Earnings (loss)	$48,852	$38,760	$24,183	$(62,943)	$48,852

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	The	Combined	Combined
	Company	Guarantor	Non-Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

Year ended December 31, 2004 (in thousands)
Net sales	$391,667	$568,024	$522,207	$(78,571)	$1,403,327
Cost of products sold	274,231	432,552	357,070	(78,470)	985,383

Gross Profit	117,436	135,472	165,137	(101)	417,944
Selling, general and administrative expenses	100,487	89,377	108,693	—	298,557
Income (loss) from equity investee	65,282	13,719	(301)	(78,700)	—
Interest expense-net	(8,116)	14,253	2,878	—	9,015

Earnings (loss) before Income Taxes	90,347	45,561	53,265	(78,801)	110,372
Income taxes	15,150	—	20,025	—	35,175

Net Earnings (loss)	$75,197	$45,561	$33,240	$(78,801)	$75,197

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING CONDENSED BALANCE SHEETS

	The	Combined	Combined
	Company	Guarantor	Non-Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

ASSETS
December 31, 2006 (in thousands)
Current Assets
Cash and cash equivalents	$35,918	$2,202	$44,083	$—	$82,203
Marketable securities	190	—	—	—	190
Trade receivables, net	651	15,888	248,667	(3,600)	261,606
Installment receivables, net	—	5,513	1,584	—	7,097
Inventories, net	77,201	37,511	88,585	(1,541)	201,756
Deferred income taxes	4,223	393	8,896	—	13,512
Other current assets	26,353	8,764	55,477	(1,200)	89,394

Total Current Assets	144,536	70,271	447,292	(6,341)	655,758
Investment in subsidiaries	1,293,046	607,559	—	(1,900,605)	—
Intercompany advances, net	354,660	850,121	110,935	(1,315,716)	—
Other Assets	49,346	15,566	1,434	—	66,346
Other Intangibles	2,113	13,150	88,710	—	103,973
Property and Equipment, net	65,016	11,550	97,379	—	173,945
Goodwill	—	23,541	466,888	—	490,429

Total Assets	$1,908,717	$1,591,758	$1,212,638	$(3,222,662)	$1,490,451

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$89,818	$12,095	$61,128	$—	$163,041
Accrued expenses	34,611	17,405	100,560	(4,800)	147,776
Accrued income taxes	10,021	26	2,869	—	12,916
Short-term debt and current maturities of long-term obligations	51,773	—	72,470	—	124,243

Total Current Liabilities	186,223	29,526	237,027	(4,800)	447,976
Long-Term Debt	321,263	70	127,550	—	448,883
Other Long-Term Obligations	53,044	2,040	53,144	—	108,228
Intercompany advances, net	862,823	370,452	82,441	(1,315,716)	—
Total Shareholders’ Equity	485,364	1,189,670	712,476	(1,902,146)	485,364

Total Liabilities and Shareholders’ Equity	$1,908,717	$1,591,758	$1,212,638	$(3,222,662)	$1,490,451

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	The	Combined	Combined
	Company	Guarantor	Non-Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

ASSETS
December 31, 2005 (in thousands)
Current Assets
Cash and cash equivalents	$7,270	$1,046	$17,308	$—	$25,624
Marketable securities	252	—	—	—	252
Trade receivables, net	295	17,228	276,046	(5,614)	287,955
Installment receivables, net	—	11,106	1,829	—	12,935
Inventories, net	74,213	34,565	69,641	(1,494)	176,925
Deferred income taxes	17,761	394	9,291	—	27,446
Other current assets	13,117	9,288	40,935	(11)	63,329

Total Current Assets	112,908	73,627	415,050	(7,119)	594,466
Investment in subsidiaries	1,184,266	581,526	—	(1,765,792)	—
Intercompany advances, net	435,576	889,094	56,816	(1,381,486)	—
Other Assets	46,072	18	1,020	—	47,110
Other Intangibles	8,232	15,185	84,700	—	108,117
Property and Equipment, net	70,281	12,061	93,864	—	176,206
Goodwill	187,884	—	532,989	—	720,873

Total Assets	$2,045,219	$1,571,511	$1,184,439	$(3,154,397)	$1,646,772

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$77,453	$9,544	$46,109	$—	$133,106
Accrued expenses	35,142	16,047	84,469	(5,625)	130,033
Accrued income taxes	12,876	98	366	—	13,340
Short-term debt and current maturities of long-term obligations	256	—	79,972	—	80,228

Total Current Liabilities	125,727	25,689	210,916	(5,625)	356,707
Long-Term Debt	314,646	192	142,915	—	457,753
Other Long-Term Obligations	32,424	2,040	45,160	—	79,624
Intercompany advances, net	819,734	381,990	179,762	(1,381,486)	—
Total Shareholders’ Equity	752,688	1,161,600	605,686	(1,767,286)	752,688

Total Liabilities and Shareholders’ Equity	$2,045,219	$1,571,511	$1,184,439	$(3,154,397)	$1,646,772

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

	The	Combined	Combined
	Company	Guarantor	Non-Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

Year ended December 31, 2006 (in thousands)
Net Cash Provided by (required for) Operating Activities	$(15,946)	$21,057	$73,996	$(17,370)	$61,737
Investing Activities
Purchases of property and equipment	(6,974)	(2,440)	(12,375)	—	(21,789)
Proceeds from sale of property and equipment	—	11	2,287	—	2,298
Business acquisitions, net of cash acquired	—	—	(15,296)	—	(15,296)
Increase (decrease) in other investments	(7,604)	(3,000)	—	10,856	252
Increase in other long-term assets	(850)	—	—	—	(850)
Other	673	—	266	—	939

Net Cash Required for Investing Activities	(14,755)	(5,429)	(25,118)	10,856	(34,446)
Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	593,876	—	278,673	—	872,549
Payments on revolving lines of credit, securitization facility and long-term borrowings	(536,019)	(122)	(309,959)	—	(846,100)
Proceeds from exercise of stock options	3,081	—	—	—	3,081
Payment of dividends	(1,589)	(17,370)	—	17,370	(1,589)
Capital contributions	—	3,020	7,836	(10,856)	—

Net Cash Provided by (required for) Financing Activities	59,349	(14,472)	(23,450)	6,514	27,941
Effect of exchange rate changes on cash	—	—	1,347	—	1,347

Increase in cash and cash equivalents	28,648	1,156	26,775	—	56,579
Cash and cash equivalents at beginning of year	7,270	1,046	17,308	—	25,624

Cash and cash equivalents at end of year	$35,918	$2,202	$44,083	$—	$82,203

Year ended December 31, 2005 (in thousands)
Net Cash Provided by (required for) Operating Activities	$165,372	$(2,878)	$(85,250)	$—	$77,244
Investing Activities
Purchases of property and equipment	(17,646)	(2,019)	(11,259)	—	(30,924)
Proceeds from sale of property and equipment	51	4,680	634	—	5,365
Business acquisitions, net of cash acquired	(23,233)	—	(34,983)	—	(58,216)
Increase (decrease) in other investments	(70,694)	(70,650)	—	141,300	(44)
Increase in other long-term assets	(966)	(14)	(33)	—	(1,013)
Other	(1,579)	—	(323)	—	(1,902)

Net Cash Required for Investing Activities	(114,067)	(68,003)	(45,964)	141,300	(86,734)

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	The	Combined	Combined
	Company	Guarantor	Non-Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	489,232	—	306,841	—	796,073
Payments on revolving lines of credit, securitization facility and long-term borrowings	(543,094)	(178)	(253,347)	—	(796,619)
Proceeds from exercise of stock options	4,623	—	—	—	4,623
Payment of dividends	(1,580)	—	—	—	(1,580)
Capital contributions	—	70,650	70,650	(141,300)	—

Net Cash Provided by (required for) Financing Activities	(50,819)	70,472	124,144	(141,300)	2,497
Effect of exchange rate changes on cash	—	—	50	—	50

Increase (decrease) in cash and cash equivalents	486	(409)	(7,020)	—	(6,943)
Cash and cash equivalents at beginning of year	6,784	1,455	24,328	—	32,567

Cash and cash equivalents at end of year	$7,270	$1,046	$17,308	$—	$25,624

Year ended December 31, 2004 (in thousands)
Net Cash Provided by (required for) Operating Activities	$(146,821)	$4,321	$240,750	$—	$98,250
Investing Activities
Purchases of property and equipment	(19,063)	(4,234)	(18,460)	—	(41,757)
Proceeds from sale of property and equipment	2	1	—	—	3
Business acquisitions, net of cash acquired	(100,577)	—	(242,977)	—	(343,554)
Increase (decrease) in other investments	(3,335)	(2,732)	—	5,464	(603)
Increase in other long-term assets	(1,544)	(47)	(1,542)	—	(3,133)
Other	(50)	—	146	—	96

Net Cash Required for Investing Activities	(124,567)	(7,012)	(262,833)	5,464	(388,948)
Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	793,176	335	50,921	—	844,432
Payments on revolving lines of credit, securitization facility and long-term borrowings	(522,351)	(145)	(18,748)	—	(541,244)
Proceeds from exercise of stock options	9,850	—	—	—	9,850
Payment of dividends	(1,557)	—	—	—	(1,557)
Capital contributions	—	2,732	2,732	(5,464)	—
Purchase of treasury stock	(4,430)	—	—	—	(4,430)

Net Cash Provided by Financing Activities	274,688	2,922	34,905	(5,464)	307,051
Effect of exchange rate changes on cash	—	—	140	—	140

Increase in cash and cash equivalents	3,300	231	12,962	—	16,493
Cash and cash equivalents at beginning of year	3,484	1,224	11,366	—	16,074

Cash and cash equivalents at end of year	$6,784	$1,455	$24,328	$—	$32,567

INVACARE CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	COL A.	COL B.	COL C.		COL D.
	Balance at	Charged to	Additions		Balance
	Beginning of	Cost and	(Deductions)		at End of
	Period	Expenses	Describe		Period
	(In thousands)

Year Ended December 31, 2006
Deducted from asset accounts —
Allowance for doubtful accounts	$23,094	$37,711	$(23,172	)(A)	$37,633
Inventory obsolescence reserve	8,591	5,325	(1,773	)(B)	12,143
Investments and related notes receivable	8,339	—	—		8,339
Tax valuation allowances	7,100	28,785	14,388	(E)	50,273
Accrued warranty cost	15,583	9,834	(10,252	)(B)	15,165
Accrued product liability	20,949	6,813	(5,131	)(C)	22,631

Year Ended December 31, 2005
Deducted from asset accounts —
Allowance for doubtful accounts	$15,576	$14,168	$(6,650	)(A)	$23,094
Inventory obsolescence reserve	9,532	4,378	(5,319	)(B)	8,591
Investments and related notes receivable	29,540	—	(21,201	)(D)	8,339
Accrued warranty cost	13,998	10,516	(8,931	)(B)	15,583
Accrued product liability	17,045	8,780	(4,876	)(C)	20,949

Year Ended December 31, 2004
Deducted from asset accounts —
Allowance for doubtful accounts	$27,704	$11,222	$(23,350	)(A)	$15,576
Inventory obsolescence reserve	8,715	2,609	(1,792	)(B)	9,532
Investments and related notes receivable	29,540	—	—		29,540
Accrued warranty cost	12,688	9,287	(7,977	)(B)	13,998
Accrued product liability	11,909	8,202	(3,066	)(C)	17,045

Note (A) —	Uncollectible accounts written off, net of recoveries.

Note (B) —	Amounts written off or payments incurred.

Note (C) —	Loss and loss adjustment.

Note (D) —	Elimination of allowance for investment following consolidation of variable interest entity.

Note (E) —	Other activity not affecting federal tax expense.

INVACARE CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2007	2006
	(Unaudited)
	(In thousands)

ASSETS
Current Assets
Cash and cash equivalents	$56,904	$82,203
Marketable securities	270	190
Trade receivables, net	248,000	261,606
Installment receivables, net	8,451	7,097
Inventories, net	206,555	201,756
Deferred income taxes	13,616	13,512
Other current assets	76,493	89,394

Total Current Assets	610,289	655,758
Other Assets	85,871	67,443
Other Intangibles	100,476	102,876
Property and Equipment, Net	168,835	173,945
Goodwill	493,226	490,429

Total Assets	$1,458,697	$1,490,451

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$147,418	$163,041
Accrued expenses	119,907	147,776
Accrued income taxes	3,312	12,916
Short-term debt and current maturities of long-term obligations	5,158	124,243

Total Current Liabilities	275,795	447,976
Long-Term Debt	596,741	448,883
Other Long-Term Obligations	114,461	108,228
Shareholders’ Equity
Preferred shares	—	—
Common shares	8,013	8,013
Class B common shares	278	278
Additional paid-in-capital	144,324	143,714
Retained earnings	258,845	276,750
Accumulated other comprehensive earnings	102,819	99,188
Treasury shares	(42,579)	(42,579)

Total Shareholders’ Equity	471,700	485,364

Total Liabilities and Shareholders’ Equity	$1,458,697	$1,490,451

See notes to condensed consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statement of Operations — (unaudited)

	Three Months Ended
	March 31,
	2007	2006
	(In thousands except
	per share data)

Net sales	$374,905	$361,704
Cost of products sold	275,849	260,408

Gross profit	99,056	101,296
Selling, general and administrative expense	87,766	83,607
Charge related to restructuring activities	3,152	3,157
Charges, interest and fees associated with debt refinancing	13,373	—
Interest expense	10,343	7,695
Interest income	(474)	(600)

Earnings (loss) before Income Taxes	(15,104)	7,437
Income taxes	2,400	2,230

Net Earnings (Loss)	$(17,504)	$5,207

Dividends Declared Per Common Share	0.0125	0.0125

Net Earnings (loss) per Share — Basic	$(0.55)	$0.16

Weighted Average Shares Outstanding — Basic	31,827	31,731

Net Earnings (loss) per Share — Assuming Dilution	$(0.55)	$0.16

Weighted Average Shares Outstanding — Assuming Dilution	31,827	32,190

See notes to condensed consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows — (unaudited)

	Three Months Ended
	March 31,
	2007	2006
	(In thousands)

Operating Activities
Net earnings (loss)	$(17,504)	$5,207
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Debt finance charges, interest and fees associated with debt refinancing	13,373	—
Depreciation and amortization	11,074	9,813
Provision for losses on trade and installment receivables	1,799	1,794
Provision for other deferred liabilities	919	1,222
Provision for deferred income taxes	581	667
Gain on disposals of property and equipment	30	269
Changes in operating assets and liabilities:
Trade receivables	12,511	2,440
Installment sales contracts, net	(3,916)	(253)
Inventories	(4,423)	(4,985)
Other current assets	15,074	4,201
Accounts payable	(15,493)	(2,091)
Accrued expenses	(29,894)	(9,854)
Other deferred liabilities	(2,474)	99

Net Cash (Used) Provided By Operating Activities	(18,343)	8,529
Investing Activities
Purchases of property and equipment	(3,750)	(5,009)
Proceeds from sale of property and equipment	423	33
Other long term assets	1,080	(523)
Other	(1,214)	(159)

Net Cash Used For Investing Activities	(3,461)	(5,658)
Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	510,316	145,155
Payments on revolving lines of credit, securitization facility and long-term debt and capital lease obligations	(494,419)	(162,007)
Proceeds from exercise of stock options	—	1,343
Payment of Financing Costs	(19,784)	—
Payment of dividends	(399)	(397)

Net Cash Used By Financing Activities	(4,286)	(15,906)
Effect of exchange rate changes on cash	791	(1,177)

Decrease in cash and cash equivalents	(25,299)	(14,212)
Cash and cash equivalents at beginning of period	82,203	25,624

Cash and cash equivalents at end of period	$56,904	$11,412

See notes to condensed consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
(Unaudited)
March 31, 2007

Nature of Operations — Invacare Corporation is the world’s leading manufacturer and distributor in the $8.0 billion worldwide market for medical equipment used in the home based upon our distribution channels, breadth of product line and net sales. The company designs, manufactures and distributes an extensive line of health care products for the non-acute care environment, including the home health care, retail and extended care markets.

Principles of Consolidation — The consolidated financial statements include the accounts of the company, its majority owned subsidiaries and a variable interest entity for which the company is the primary beneficiary. Certain foreign subsidiaries, represented by the European segment, are consolidated using a February 28 quarter end in order to meet filing deadlines. No material subsequent events have occurred related to the European segment, which would require disclosure or adjustment to the company’s financial statements. All significant intercompany transactions are eliminated.

Reclassifications — Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the period ended March 31, 2007.

Use of Estimates — The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Business Segments — The company operates in five primary business segments: North America/Home Medical Equipment (“NA/HME”), Invacare Supply Group, Institutional Products Group, Europe and Asia/Pacific. The five reportable segments represent operating groups, which offer products to different geographic regions.

The NA/HME segment sells each of three primary product lines, which includes: standard, rehab and respiratory products. Invacare Supply Group sells branded medical supplies including ostomy, incontinence, diabetic, wound care, urology and miscellaneous home medical product as well as home medical equipment aids for daily living. The Institutional Products Group sells health care furnishings including beds, case goods and patient handling equipment for the long-term care market as well as accessory products. Europe and Asia/Pacific sell the same product lines with the exception of distributed products. Each business segment may sell to the home health care, retail and extended care markets.

The company evaluates performance and allocates resources based on profit or loss from operations before income taxes for each reportable segment. The accounting policies of each segment are the same as those described in the summary of significant accounting policies for the company’s consolidated financial statements. Intersegment sales and transfers are based on the costs to manufacture plus a reasonable profit element. Therefore, intercompany profit or loss on intersegment sales and transfers is not considered in evaluating segment performance.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The information by segment is as follows (in thousands):

	Three Months Ended
	March 31,
	2007	2006

Revenues from external customers
North America/HME	$161,532	$171,694
Invacare Supply Group	61,676	55,085
Institutional Products Group	23,724	23,196
Europe	107,030	95,546
Asia/Pacific	20,943	16,183

Consolidated	$374,905	$361,704

Intersegment Revenues
North America	$11,291	$13,608
Invacare Supply Group	86	13
Institutional Products Group	—	464
Europe	2,408	2,769
Asia/Pacific	6,089	8,026

Consolidated	$19,874	$24,880

Restructuring charges before income taxes
North America/HME	$2,430	$2,806
Invacare Supply Group	43	—
Institutional Products Group	4	25
Europe	786	338
Asia/Pacific	6	284

Consolidated	$3,269	$3,453

Charges, interest and fees associated with debt refinancing before income taxes
All Other	$13,373	$—

Earnings (loss) before income taxes
North America/HME	$(2,908)	$6,278
Invacare Supply Group	1,055	1,339
Institutional Products Group	595	1,553
Europe	3,924	3,692
Asia/Pacific	(1,110)	(1,398)
All Other	(16,660)	(4,027)

Consolidated	$(15,104)	$7,437

“All Other” consists of unallocated corporate selling, general and administrative costs and intercompany profits, which do not meet the quantitative criteria for determining reportable segments. In addition, the “All Other” earnings (loss) before income taxes for the first quarter 2007 includes debt finance charges, interest and fees associated with debt refinancing.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

Net Earnings Per Common Share — The following table sets forth the computation of basic and diluted net earnings per common share for the periods indicated.

	Three Months Ended
	March 31,
	2007	2006

Basic
Average common shares outstanding	31,827	31,731
Net earnings (loss)	$(17,504)	$5,207
Net earnings (loss) per common share	$(.55)	$.16
Diluted
Average common shares outstanding	31,827	31,731
Stock options and awards	—	459

Average common shares assuming dilution	31,827	32,190
Net earnings (loss)	$(17,504)	$5,207
Net earnings (loss) per common share	$(.55)	$.16

At March 31, 2007, all of the company’s shares associated with stock options were anti-dilutive because of the company’s net loss in the quarter. At March 31, 2006, 2,336,431 shares were excluded from the average common shares assuming dilution as they were anti-dilutive. For the three months ended March 31, 2006, the majority of the anti-dilutive shares were granted at exercise prices of $41.87 which was higher than the average fair market value prices of $32.13.

Concentration of Credit Risk — The company manufactures and distributes durable medical equipment and supplies to the home health care, retail and extended care markets. The company performs credit evaluations of its customers’ financial condition. Prior to December 2000, the company financed equipment to certain customers for periods ranging from 6 to 39 months. In December 2000, Invacare entered into an agreement with De Lage Landen, Inc. (“DLL”), a third party financing company, to provide the majority of future lease financing to Invacare’s customers. The DLL agreement provides for direct leasing between DLL and the Invacare customer. The company retains a limited recourse obligation ($42,358,000 at March 31, 2007) to DLL for events of default under the contracts (total balance outstanding of $107,558,000 at March 31, 2007). FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the company to record a guarantee liability as it relates to the limited recourse obligation. As such, the company has recorded a liability for this guarantee obligation within accrued expenses. The company monitors the collections status of these contracts and has provided amounts for estimated losses in its allowances for doubtful accounts in accordance with SFAS No. 5, Accounting for Contingencies. Credit losses are provided for in the financial statements.

Substantially all of the company’s receivables are due from health care, medical equipment dealers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid. In addition, the company has also seen a significant shift in reimbursement to customers from managed care entities. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. In addition, reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end user can obtain as well as the timing of reimbursement and, thus, affect the product mix, pricing and payment patterns of the company’s customers.

Goodwill and Other Intangibles — The change in goodwill reflected on the balance sheet from December 31, 2006 to March 31, 2007 was entirely the result of currency translation.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

All of the company’s other intangible assets have definite lives and are amortized over their useful lives, except for $33,051,000 related to trademarks, which have indefinite lives.

As of March 31, 2007 and December 31, 2006, other intangibles consisted of the following (in thousands):

	March 31, 2007		December 31, 2006
	Historical	Accumulated	Historical	Accumulated
	Cost	Amortization	Cost	Amortization

Customer lists	$71,137	$16,036	$71,106	$14,373
Trademarks	33,051	—	33,034	—
License agreements	4,533	4,202	4,489	3,821
Developed technology	6,814	1,058	6,819	940
Patents	6,652	3,982	6,631	3,869
Other	8,013	4,446	8,005	4,205

	$130,200	$29,724	$130,084	$27,208

Amortization expense related to other intangibles was $2,178,000 in the first quarter of 2007 and is estimated to be $8,343,000 in 2008, $8,040,000 in 2009, $7,874,000 in 2010, $7,459,000 in 2011 and $7,087,000 in 2012.

Investment in Affiliated Company — FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was revised in December 2003, requires consolidation of an entity if the company is subject to a majority of the risk of loss from the variable interest entity’s (VIE) activities or entitled to receive a majority of the entity’s residual returns, or both. A company that consolidates a VIE is known as the primary beneficiary of that entity.

The company consolidates NeuroControl whose product is focused on the treatment of post-stroke shoulder pain in the United States. Certain of the company’s officers and directors (or their affiliates) have small minority equity ownership positions in NeuroControl. Based on the provisions of FIN 46 and the company’s analysis, the company determined that it was the primary beneficiary of this VIE as of January 1, 2005 due to the company’s board of directors’ approval of additional funding in 2005. Accordingly, the company has consolidated this investment on a prospective basis since January 1, 2005 and recorded an intangible asset for patented technology of $7,003,000. The other beneficial interest holders have no recourse against the company.

In the fourth quarter of 2006, the company’s board of directors made a decision to no longer fund the cash needs of NeuroControl, to commence a liquidation process and cease operations as it was decided that the additional investment necessary to commercialize the business was not in the best interest of the company. Therefore, funding of this investment ceased on December 31, 2006. As a result of this decision, the company established a valuation reserve related to the NeuroControl intangible asset of $5,601,000 to fully reserve against the patented technology intangible as it was deemed to be impaired.

Accounting for Stock-Based Compensation — Effective January 1, 2006, the company adopted SFAS No. 123R using the modified prospective application method. Under the modified prospective method, compensation cost was recognized for the twelve months ended December 31, 2006 for: 1) all stock-based payments granted subsequent to January 1, 2006 based upon the grant-date fair value calculated in accordance with SFAS No. 123R, and 2) all stock-based payments granted prior to, but not vested as of, January 1, 2006 based upon grant-date fair value as calculated for previously presented pro forma footnote disclosures in accordance with the

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

original provisions of SFAS No. 123, Accounting for Stock Based Compensation. The amounts of stock-based compensation expense recognized were as follows (in thousands):

	Three Months Ended
	March 31,
	2007	2006

Stock-based compensation expense recognized as part of Selling, general and administrative expense	$610	$268

The 2007 and 2006 amounts above reflect compensation expense related to restricted stock awards and nonqualified stock options awarded under the 2003 Performance Plan. Stock-based compensation is not allocated to the business segments, but is reported as part of All Other as shown in the company’s Business Segment Note to the Consolidated Financial Statements.

Stock Incentive Plans — The 2003 Performance Plan (the “2003 Plan”) allows the Compensation, Management Development and Corporate Governance Committee of the Board of Directors (the “Committee”) to grant up to 3,800,000 Common Shares in connection with incentive stock options, non-qualified stock options, stock appreciation rights and stock awards (including the use of restricted stock). The Committee has the authority to determine which employees and directors will receive awards, the amount of the awards and the other terms and conditions of the awards. During the first three months of 2007, the Committee granted 5,500 non-qualified stock options for a term of ten years at the fair market value of the company’s Common Shares on the date of grant under the 2003 Plan.

There were no restricted stock awards granted in the first three months of 2007 without cost to the recipients. Under the terms of the restricted stock awards, all of the shares granted vest ratably over the four years after the award date. Compensation expense of $353,000 was recognized in the first three months of 2007 and as of March 31, 2007, restricted stock awards totaling 147,085 were not yet vested.

Stock option activity during the three months ended March 31, 2007 was as follows:

		Weighted
		Average
	2007	Exercise Price

Options outstanding at January 1	4,724,651	$30.68
Granted	5,500	21.99
Exercised	—	—
Canceled	(329,382)	28.31

Options outstanding at March 31	4,400,769	$30.85

Options price range at March 31	$16.03 to $47.80
Options exercisable at March 31	3,910,742
Options available for grant at March 31*	1,837,008

*	Options available for grant as of March 31, 2007 reduced by net restricted stock award activity of 241,649.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The following table summarizes information about stock options outstanding at March 31, 2007:

	Options Outstanding
		Weighted		Options Exercisable
	Number	Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices	At 3/31/07	Contractual Life	Exercise Price	At 3/31/07	Exercise Price

$16.03 - $23.69	1,768,828	4.0 years	$22.20	1,340,001	$22.10
$24.43 - $36.40	1,222,476	4.9	$30.99	1,161,276	$30.98
$37.70 - $47.80	1,409,465	7.5	$41.59	1,409,465	$41.59

Total	4,400,769	5.5	$30.85	3,910,742	$31.76

The stock options awarded provided a four-year vesting period whereby options vest equally in each year. Options granted with graded vesting are accounted for as single options.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

2007

Expected dividend yield	2.47%
Expected stock price volatility	28.7%
Risk-free interest rate	4.70%
Expected life (years)	3.9

The assumed expected life used is based on the company’s historical analysis of option history. The expected volatility used is also based on actual historical volatility, and expected dividend yield used is based on historical dividends as the company has no current intention of changing its dividend policy.

The weighted-average fair value of options granted during the first three months of 2007 was $6.18. The 2003 Plan provides that shares granted come from the company’s authorized but unissued Common Shares or treasury shares. In addition, the company’s stock-based compensation plans allow participants to exchange shares for withholding taxes, which results in the company acquiring treasury shares.

As of March 31, 2007, there was $16,558,000 of total unrecognized compensation cost from stock-based compensation arrangements granted under the company’s plans, which is related to non-vested shares, and includes $3,306,000 related to restricted stock awards. The company expects the compensation expense to be recognized over a weighted-average period of approximately 2 years.

Warranty Costs — Generally, the company’s products are covered by warranties against defects in material and workmanship for periods up to six years from the date of sale to the customer. Certain components carry a lifetime warranty. A provision for estimated warranty cost is recorded at the time of sale based upon actual experience. The company continuously assesses the adequacy of its product warranty accrual and makes adjustments as needed. Historical analysis is primarily used to determine the company’s warranty reserves. Claims history is reviewed and provisions are adjusted as needed. However, the company does consider other events, such as a product recall, which could warrant additional warranty reserve provision. No material adjustments to warranty reserves were necessary in the first quarter of 2007.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The following is a reconciliation of the changes in accrued warranty costs for the reporting period (in thousands):

Balance as of January 1, 2007	$15,165
Warranties provided during the period	3,062
Settlements made during the period	(2,917)
Changes in liability for pre-existing warranties during the period, including expirations	220

Balance as of March 31, 2007	$15,530

Charge Related to Restructuring Activities — Previously, the company announced multi-year cost reductions and profit improvement actions, which included: reducing global headcount, outsourcing improvements utilizing the company’s China manufacturing capability and third parties, shifting substantial resources from product development to manufacturing cost reduction activities and product rationalization, reducing freight exposure through freight auctions and changing the freight policy, general expense reductions, and exiting four facilities.

The restructuring was necessitated by the continued decline in reimbursement by the U.S. government as well as similar reimbursement pressures abroad and continued pricing pressures faced by the company as a result of outsourcing by competitors to lower cost locations.

To date, the company has made substantial progress on its restructuring activities, including exiting four facilities and eliminating approximately 650 positions through March 31, 2007, including 50 positions in the first quarter of 2007. Restructuring charges of $3,269,000 and $3,453,000 were incurred in the first quarters of 2007 and 2006, respectively, of which $117,000 and $296,000, respectively, were recorded in cost of products sold as it relates to inventory markdowns and the remaining charge amount is included on the Charge Related to Restructuring Activities in the Condensed Consolidated Statement of Earnings as part of operations. There have been no material changes in accrued balances related to the charge, either as a result of revisions in the plan or changes in estimates, and the company expects to utilize the accruals recorded through March 31, 2007 during 2007.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

A progression of the accruals by segment recorded as a result of the restructuring is as follows (in thousands):

	Balance at			Balance at
	12/31/06	Accruals	Payments	3/31/07

North America/HME
Severance	$1,359	$2,430	$(1,888)	$1,901
Contract terminations	557	(111)	(52)	394
Product line discontinuance	2,037	111	(2,148)	—

Total	$3,953	$2,430	$(4,088)	$2,295

Invacare Supply Group
Severance	$166	$43	$(115)	$94

Institutional Products Group
Severance	$—	$4	$—	$4

Europe
Severance	$3,734	$210	$(1,296)	$2,648
Product line discontinuance	—	6	(6)	—
Other	—	570	(570)	—

Total	$3,734	$786	$(1,872)	$2,648

Asia/Pacific
Contract terminations	$122	$6	$(5)	$123

Consolidated
Severance	$5,259	$2,687	$(3,299)	$4,647
Contract terminations	679	(105)	(57)	517
Product line discontinuance	2,037	117	(2,154)	—
Other	—	570	(570)	—

Total	$7,975	$3,269	$(6,080)	$5,164

Comprehensive Earnings (loss) — Total comprehensive earnings were as follows (in thousands):

	Three Months Ended
	March 31,
	2007	2006

Net earnings (loss)	$(17,504)	$5,207
Foreign currency translation gain (loss)	3,858	(788)
Unrealized gain on available for sale securities	51	22
SERP/DBO amortization of prior service costs and unrecognized losses	943	—
Current period unrealized gain (loss) on cash flow hedges	(1,221)	1,083

Total comprehensive earnings (loss)	$(13,873)	$5,524

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

Inventories — Inventories determined under the first in, first out method consist of the following components (in thousands):

	March 31,	December 31,
	2007	2006

Raw materials	$65,933	$66,718
Work in process	19,302	16,715
Finished goods	121,320	118,323

	$206,555	$201,756

Property and Equipment — Property and equipment consist of the following (in thousands):

	March 31,	December 31,
	2007	2006

Machinery and equipment	$276,903	$276,062
Land, buildings and improvements	87,045	86,544
Furniture and fixtures	27,344	29,609
Leasehold improvements	15,848	15,943

	407,140	408,158
Less allowance for depreciation	(238,305)	(234,213)

	$168,835	$173,945

Financing Arrangements — As previously disclosed, the company completed certain refinancing transactions in February 2007. The company entered into a Credit Agreement which provides for a $400 million senior secured credit facility consisting of a 6-year $250 million term loan facility and a five-year $150 million revolving credit facility with interest at LIBOR plus 2.25%. The company’s obligations under the Credit Agreement are secured by substantially all of the company’s assets, subject to certain exceptions, and are guaranteed by our material domestic subsidiaries, with certain obligations also guaranteed by our material foreign subsidiaries. The Credit Agreement contains a number of customary restrictive covenants, affirmative covenants and events of default, and financial covenants that require the company to maintain a maximum leverage ratio, a minimum interest coverage ratio, and a minimum fixed charge coverage ratio.

The company also consummated the issuance and sale of $135 million aggregate principal amount of convertible subordinated debentures (the “debentures”). The net proceeds to the company from the offering, after deducting the initial gross spread payable by the company, were approximately $132.3 million. The debentures are unsecured senior subordinated obligations of the company, guaranteed by substantially all of the company’s domestic subsidiaries and pay interest at 4.125% per annum on each February 1 and August 1. The debentures are convertible into common shares of the company under certain conditions.

In addition, the company also consummated the issuance and sale of $175 million aggregate principal amount of 9 3/4% Senior Notes due 2015 (the “senior notes”). The company’s net proceeds from the offering of senior notes, after deducting the initial note purchasers’ discount and the estimated offering expenses payable by the company, were approximately $167 million. The senior notes are unsecured senior obligations of the company, guaranteed by substantially all of our domestic subsidiaries.

The company used the net proceeds from the offerings of the senior notes and the debentures, together with initial borrowings under the Credit Agreement to repay outstanding indebtedness and related expenses and repayment costs aggregating $568 million. In addition, as a result of the refinancing, during the first quarter the company incurred $33.1 million in costs comprised of: debt issuance costs related to the new debt structure of $19.7 million, which the company has capitalized over the respective lives of the debt instruments; one-time make-

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

whole payments to the holders of previously outstanding senior notes and incremental interest totaling $10.9 million; and write-off of costs previously capitalized related to the old debt structure of $2.5 million.

The company estimates that the weighted average interest rate of the new facilities and securities combined is approximately 7.3% versus the year-end 2006 weighted average interest rate of approximately 5.9%.

In connection with the issuance of the debentures and the senior notes, the company agreed to use commercially reasonable efforts to 1) file a resale registration statement with respect to the debentures and an exchange offer registration statement with respect to the senior notes within 90 days of the closing of each agreement, 2) to cause the resale registration statement to be declared effective within 210 days of the issuance of the debentures and cause the exchange offer registration statement to be declared effective within 180 days of the issuance of the senior notes and consummate the exchange offer within 210 days of the issuance of the notes, and 3) maintain the effectiveness of the resale registration statement until the debentures have been disposed of in accordance with the registration statement, are transferred in compliance with Rule 144 under the Securities Act or are transferable pursuant to Rule 144(k) under the Securities Act, cease to be outstanding or are otherwise disposed of or transferred and new securities not subject to transfer restrictions under the Securities Act have been delivered by the company.

If the company does not comply with its registration obligations with respect to the debentures, the company will be obligated to pay additional annual interest of .25% of the principal amount of the debentures to and including the 90th day following the default and, thereafter, additional annual interest of .50% until such time as the default is cured. Similarly, if the company does not comply with its registration obligations with respect to the senior notes, the company will be obligated to pay additional annual interest of .25% of the principal amount of the senior notes to and including the 90th day following the default and, thereafter, an additional .25% of annual interest for each subsequent 90-day period during which the registration default continues, up to a maximum of 1.0% annually.

On April 23, 2007, the company filed its S-3 and S-4 registration statements within the 90 days of the issue dates of the convertible debentures and senior notes and fully expects to meet the registration requirements.

Acquisitions — In the first three months of 2007, the company made no acquisitions. On September 9, 2004 the company acquired 100% of the shares of WP Domus GmbH (Domus), a European-based holding company that manufactures several complementary product lines to Invacare’s product lines, including power add-on products, bath lifts and walking aids, from WP Domus LLC. Domus has three divisions: Alber, Aquatec and Dolomite.

In accordance with EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, the company previously recorded accruals for severance and exit costs for facility closures and contract terminations.

A progression of the accruals recorded in the purchase price allocation is as follows (in thousands):

		Exit of	Sales Agency
	Severance	Product Lines	Terminations

Balance at 1/1/05	$561	$—	$—
Additional accruals	4,445	897	612
Payments	(1,957)	—	(612)

Balance at 12/31/05	3,049	897	—
Adjustments	(1,285)	(897)	—
Payments	(566)	—	—

Balance at 12/31/06	1,198	—	—
Adjustments	(1)	—	—
Payments	—	—	—

Balance at 3/31/07	$1,197	$—	$—

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The adjustments for the quarter ended March 31, 2007 represent the impact of currency translation. The company anticipates all of the remaining reserves to be utilized in 2007 with any amounts not utilized adjusted to goodwill.

Income Taxes — The company had an effective tax rate of (15.9%) for the three month period ended March 31, 2007 compared with 30.0% for the same period a year ago. The company’s effective tax rate differs from the U.S. federal statutory rate primarily due to losses with no corresponding tax benefits and a valuation reserve recorded against domestic deferred tax assets reduced by tax credits and earnings abroad being taxed at rates lower than the U.S. federal statutory rate. The change in the effective rate for the three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006 is primarily due to domestic losses without benefit as a result of valuation reserves.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes recognition and measurement of a tax position taken or expected to be taken in a tax return as well as guidance regarding derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation the company did not recognize an adjustment in the liability for unrecognized income tax benefits. As of the adoption date the company had $8.8 million of unrecognized tax benefits, all of which would affect our effective tax rate if recognized.

The company continues to recognize interest and penalties related to uncertain tax positions in income tax expense. As of the adoption date the company had $2 million of accrued interest related to uncertain tax positions.

The company files tax returns in numerous jurisdictions around the world. Most tax returns for years after 2002 are open for examination, including the domestic return, and in certain circumstances selective returns in earlier years are also open for examination.

SUPPLEMENTAL GUARANTOR INFORMATION

Effective February 12, 2007, substantially all of the domestic subsidiaries (the “Guarantor Subsidiaries”) of the company became guarantors of the indebtedness of Invacare Corporation under its 9 3/4% Senior Notes due 2015 (the “Senior Notes”) with an aggregate principal amount of $175,000,000 and under its 4.125% Convertible Senior Subordinated Debentures due 2027 (the “Debentures”) with an aggregate principal amount of $135,000,000. The majority of the company’s subsidiaries are not guaranteeing the indebtedness of the Senior Notes or Debentures (the “Non-Guarantor Subsidiaries”). Each of the Guarantor Subsidiaries has fully and unconditionally guaranteed, on a joint and several basis, to pay principal, premium, and interest related to the Senior Notes and to the Debentures and each of the Guarantor Subsidiaries are directly or indirectly wholly-owned subsidiaries of the company.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

Presented below are the consolidating condensed financial statements of Invacare Corporation (Parent), its combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method. The company does not believe that separate financial statements of the Guarantor Subsidiaries are material to investors and accordingly, separate financial statements and other disclosures related to the Guarantor Subsidiaries are not presented.

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

		Combined	Combined Non-
	The Company	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

Three month period ended March 31, 2007 (in thousands)
Net sales	$75,452	$158,954	$154,380	$(13,881)	$374,905
Cost of products sold	60,063	127,509	102,240	(13,963)	275,849

Gross Profit	15,389	31,445	52,140	82	99,056
Selling, general and administrative expenses	25,221	27,724	34,821	—	87,766
Charge related to restructuring activities	2,295	43	814	—	3,152
Debt finance charges, interest and fees associated with debt refinancing	13,342	—	31	—	13,373
Income (loss) from equity investee	14,734	3,623	(3,155)	(15,202)	—
Interest expense — net	6,639	424	2,806	—	9,869

Earnings (loss) before Income Taxes	(17,374)	6,877	10,513	(15,120)	(15,104)
Income taxes	130	225	2,045	—	2,400

Net Earnings (loss)	$(17,504)	$6,652	$8,468	$(15,120)	$(17,504)

Three month period ended March 31, 2006 (in thousands)
Net sales	$85,521	$155,890	$138,910	$(18,617)	$361,704
Cost of products sold	63,798	121,402	93,865	(18,657)	260,408

Gross Profit	21,723	34,488	45,045	40	101,296
Selling, general and administrative expenses	26,163	23,185	34,259	—	83,607
Charge related to restructuring activities	1,742	18	1,397	—	3,157
Income (loss) from equity investee	13,247	3,870	257	(17,374)	—
Interest expense — net	3,144	2,540	1,411	—	7,095

Earnings (loss) before Income Taxes	3,921	12,615	8,235	(17,334)	7,437
Income taxes (benefit)	(1,286)	—	3,516	—	2,230

Net Earnings (loss)	$5,207	$12,615	$4,719	$(17,334)	$5,207

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

CONSOLIDATING CONDENSED BALANCE SHEETS

	The	Combined	Combined Non-
	Company	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

ASSETS
March 31, 2007 (in thousands)
Current Assets
Cash and cash equivalents	$22,596	$3,259	$31,049	$—	$56,904
Marketable securities	270	—	—	—	270
Trade receivables, net	94,988	53,946	102,666	(3,600)	248,000
Installment receivables, net	—	6,461	1,990	—	8,451
Inventories, net	77,414	35,917	94,683	(1,459)	206,555
Deferred income taxes	4,313	394	8,909	—	13,616
Other current assets	26,434	11,598	38,461	—	76,493

Total Current Assets	226,015	111,575	277,758	(5,059)	610,289
Investment in subsidiaries	1,256,803	599,764	—	(1,856,567)	—
Intercompany advances, net	361,881	798,776	39,927	(1,200,584)	—
Other Assets	49,725	17,232	1,927	—	68,884
Other Intangibles	17,701	12,680	87,082	—	117,463
Property and Equipment, net	62,885	11,181	94,769	—	168,835
Goodwill	—	23,541	469,685	—	493,226

Total Assets	$1,975,010	$1,574,749	$971,148	$(3,062,210)	$1,458,697

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$78,195	$13,992	$55,231	$—	$147,418
Accrued expenses	28,880	17,020	77,607	(3,600)	119,907
Accrued income taxes	2,487	21	804	—	3,312
Short-term debt and current maturities of long-term obligations	4,273	—	885	—	5,158

Total Current Liabilities	113,835	31,033	134,527	(3,600)	275,795
Long-Term Debt	554,775	49	41,917	—	596,741
Other Long-Term Obligations	59,801	2,040	52,620	—	114,461
Intercompany advances, net	774,899	339,873	85,812	(1,200,584)	—
Total Shareholders’ Equity	471,700	1,201,754	656,272	(1,858,026)	471,700

Total Liabilities and Shareholders’ Equity	$1,975,010	$1,574,749	$971,148	$(3,062,210)	$1,458,697

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

	The	Combined	Combined Non-
	Company	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

ASSETS
December 31, 2006 (in thousands)
Current Assets
Cash and cash equivalents	$35,918	$2,202	$44,083	$—	$82,203
Marketable securities	190	—	—	—	190
Trade receivables, net	651	15,888	248,667	(3,600)	261,606
Installment receivables, net	—	5,513	1,584	—	7,097
Inventories, net	77,201	37,511	88,585	(1,541)	201,756
Deferred income taxes	4,223	393	8,896	—	13,512
Other current assets	26,353	8,764	55,477	(1,200)	89,394

Total Current Assets	144,536	70,271	447,292	(6,341)	655,758
Investment in subsidiaries	1,293,046	607,559	—	(1,900,605)	—
Intercompany advances, net	354,660	850,121	110,935	(1,315,716)	—
Other Assets	49,346	15,566	1,434	—	66,346
Other Intangibles	2,113	13,150	88,710	—	103,973
Property and Equipment, net	65,016	11,550	97,379	—	173,945
Goodwill	—	23,541	466,888	—	490,429

Total Assets	1,908,717	$1,591,758	$1,212,638	$(3,222,662)	$1,490,451

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$89,818	$12,095	$61,128	$—	$163,041
Accrued expenses	34,611	17,405	100,560	(4,800)	147,776
Accrued income taxes	10,021	26	2,869	—	12,916
Short-term debt and current maturities of long-term obligations	51,773	—	72,470	—	124,243

Total Current Liabilities	186,223	29,526	237,027	(4,800)	447,976
Long-Term Debt	321,263	70	127,550	—	448,883
Other Long-Term Obligations	53,044	2,040	53,144	—	108,228
Intercompany advances, net	862,823	370,452	82,441	(1,315,716)	—
Total Shareholders’ Equity	485,364	1,189,670	712,476	(1,902,146)	485,364

Total Liabilities and Shareholders’ Equity	$1,908,717	$1,591,758	$1,212,638	$(3,222,662)	$1,490,451

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

		Combined	Combined Non-
	The Company	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

Three month period ended March 31, 2007 (in thousands)
Net Cash Provided by Operating Activities	$(162,862)	$1,366	$143,153	$—	$(18,343)
Investing Activities
Purchases of property and equipment	(653)	(287)	(2,810)	—	(3,750)
Proceeds from sale of property and equipment	—	—	423	—	423
Increase in other long-term assets	1,080	—	—	—	1,080
Other	(3,133)	(1)	1,920	—	(1,214)

Net Cash Used for Investing Activities	(2,706)	(288)	(467)	—	(3,461)
Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	580,569	—	(70,253)	—	510,316
Payments on revolving lines of credit, securitization facility and long-term borrowings	(408,140)	(21)	(86,258)	—	(494,419)
Payment of dividends	(399)	—	—	—	(399)
Payment of financing costs	(19,784)	—	—	—	(19,784)

Net Cash Provided by Financing Activities	152,246	(21)	(156,511)	—	(4,286)
Effect of exchange rate changes on cash	—	—	791	—	791
Increase (decrease) in cash and cash equivalents	(13,322)	1,057	(13,034)	—	(25,299)
Cash and cash equivalents at beginning of period	35,918	2,202	44,083	—	82,203

Cash and cash equivalents at end of period	$22,596	$3,259	$31,049	$—	$56,904

Three month period ended March 31, 2006 (in thousands)
Net Cash Provided by Operating Activities	$3,738	$1,863	$2,928	$—	$8,529
Investing Activities
Purchases of property and equipment	(2,590)	(193)	(2,226)	—	(5,009)
Proceeds from sale of property and equipment	—	—	33	—	33
Increase (decrease) in other investments	(7,871)	(3,000)	—	10,856	(15)
Increase in other long-term assets	(523)	—	—	—	(523)
Other	(180)	—	36	—	(144)

Net Cash Required for Investing Activities	(11,164)	(3,193)	(2,157)	10,856	(5,658)
Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	129,641	—	15,514	—	145,155
Payments on revolving lines of credit, securitization facility and long-term borrowings	(124,794)	(76)	(37,137)	—	(162,007)
Proceeds from exercise of stock options	1,343	—	—	—	1,343
Payment of dividends	(397)	—	—	—	(397)
Capital contributions	—	3,020	7,836	(10,856)	—

Net Cash Provided by Financing Activities	5,793	2,944	(13,787)	(10,856)	(15,906)
Effect of exchange rate changes on cash	—	—	(1,177)	—	(1,177)
Increase (decrease) in cash and cash equivalents	(1,633)	1,614	(14,193)	—	(14,212)
Cash and cash equivalents at beginning of period	7,270	1,046	17,308	—	25,624

Cash and cash equivalents at end of period	$5,637	$2,660	$3,115	$—	$11,412